FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2021
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. January - March 2021 Financial Report	3

Financial Report 2021

All Together Now

January - March

Santander

January - March	2021

This report was approved by the Board of Directors on 27 April 2021, following a favourable report from the Audit Committee. Important information regarding this report can be found on pages 87 and 88.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Mar-21	Dec-20%		Mar-20%		Dec-20
Total assets	1,562,879	1,508,250	3.6	1,540,359	1.5	1,508,250
Loans and advances to customers	939,760	916,199	2.6	935,407	0.5	916,199
Customer deposits	882,854	849,310	3.9	815,459	8.3	849,310
Total funds	1,095,970	1,056,127	3.8	1,006,948	8.8	1,056,127
Total equity	92,686	91,322	1.5	106,113	(12.7)	91,322
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios

INCOME STATEMENT (EUR million)	Q1'21	Q4'20%		Q1'20%		2020
Net interest income	7,956	8,019	(0.8)	8,487	(6.3)	31,994
Total income	11,390	10,924	4.3	11,809	(3.5)	44,279
Net operating income	6,272	5,580	12.4	6,220	0.8	23,149
Profit before tax	3,102	1,195	159.6	1,891	64.0	(2,076)
Attributable profit to the parent	1,608	277	480.5	331	385.8	(8,771)
Changes in constant euros:
Q1'21 / Q4'20: NII: -1.7%; Total income: +3.6%; Net operating income: +12.7%; Profit before taxes: +162.6%; Attributable profit: +472.1%
Q1'21 / Q1'20: NII: +5.1%; Total income: +7.9%; Net operating income: +15.4%; Profit before taxes: +97.3%; Attributable profit: +998.0%

EPS, PROFITABILITY AND EFFICIENCY (%)	Q1'21	Q4'20%		Q1'20%		2020
EPS (euros) (2)	0.085	0.008	951.4	0.011	670.1	(0.538)
RoE	9.80	5.54		1.47		(9.80)
RoTE	12.16	6.86		2.04		1.95
RoA	0.62	0.38		0.18		(0.50)
RoRWA	1.67	1.03		0.45		(1.33)
Efficiency ratio	44.9	47.7		47.2		47.0

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q1'21	Q4'20%		Q1'20%		2020
Net interest income	7,956	8,019	(0.8)	8,487	(6.3)	31,994
Total income	11,390	10,995	3.6	11,814	(3.6)	44,600
Net operating income	6,272	5,580	12.4	6,220	0.8	23,149
Profit before tax	3,813	2,658	43.5	1,956	94.9	9,674
Attributable profit to the parent	2,138	1,423	50.2	377	467.1	5,081
Changes in constant euros:
Q1'21 / Q4'20: NII: -1.7%; Total income: +2.9%; Net operating income: +8.5%; Profit before taxes: +44.3%; Attributable profit: +50.3%
Q1'21 / Q1'20: NII: +5.1%; Total income: +7.8%; Net operating income: +15.0%; Profit before taxes: +132.9%; Attributable profit: +1,015.7%

UNDERLYING EPS AND PROFITABILITY (1) (%)	Q1'21	Q4'20%		Q1'20%		2020
Underlying EPS (euros) (2)	0.116	0.074	55.5	0.014	744.4	0.262
Underlying RoE	10.44	6.93		1.52		5.68
Underlying RoTE	12.96	8.59		2.11		7.44
Underlying RoA	0.65	0.46		0.18		0.40
Underlying RoRWA	1.77	1.24		0.46		1.06

January - March 2021	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

SOLVENCY(3) (%)	Mar-21	Dec-20	Mar-20	Dec-20
CET1 phased-in	12.30	12.34	11.58	12.34
Phased-in total capital ratio	16.16	16.18	15.09	16.18

CREDIT QUALITY (%)	Q1'21	Q4'20	Q1'20	2020
Cost of credit (4)	1.08	1.28	1.17	1.28
NPL ratio	3.20	3.21	3.25	3.21
Coverage ratio	74	76	71	76

MARKET CAPITALISATION AND SHARES	Mar-21	Dec-20%		Mar-20%		Dec-20
Shares (millions)	17,341	17,341	0.0	16,618	4.3	17,341
Share price (euros) (2)	2.897	2.538	14.1	2.126	36.3	2.538
Market capitalisation (EUR million)	50,236	44,011	14.1	36,859	36.3	44,011
Tangible book value per share (euros) (2)	3.84	3.79		4.03		3.79
Price / Tangible book value per share (X) (2)	0.75	0.67		0.53		0.67

CUSTOMERS (thousands)	Mar-21	Dec-20%		Mar-20%		Dec-20
Total customers	148,641	148,256	0.3	145,702	2.0	148,256
Loyal customers	23,428	22,838	2.6	21,453	9.2	22,838
Loyal individual customers	21,441	20,901	2.6	19,645	9.1	20,901
Loyal SME & corporate customers	1,987	1,938	2.6	1,808	9.9	1,938
Digital customers	44,209	42,362	4.4	38,279	15.5	42,362
Digital sales / Total sales (%)	50	45		41		44

OTHER DATA	Mar-21	Dec-20%		Mar-20%		Dec-20
Number of shareholders	3,937,711	4,018,817	(2.0)	4,043,974	(2.6)	4,018,817
Number of employees	190,175	191,189	(0.5)	194,948	(2.4)	191,189
Number of branches	10,817	11,236	(3.7)	11,902	(9.1)	11,236

(1) In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include the items recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided in the “Alternative performance measures” section of the annex to this report.
For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see 2020 Annual Financial Report, published in the CNMV on 23 February 2021, our 20-F report for the year ending 31 December 2020 registered with the SEC in the United States as well as the “Alternative performance measures” section of the annex to this report.

(2) Data adjusted for the capital increase in December 2020.
(3) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Additionally, the total phased-in capital ratio includes the transitory treatment according to chapter 2, title 1, part 10 of the CRR.
(4) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.

4	January - March 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

1. Our scale Local scale and leadership. Worldwide reach through our global businesses	2. Customer focus Unique personal banking relationships strengthen customer loyalty	3. Diversification Our geographic and business diversification makes us more resilient under adverse circumstances
•Geographic diversification[3] balanced between mature and emerging markets.

total customers in Europe and the Americas

•Business diversification between customer segments (individuals, SMEs, mid-market companies and large corporates)
1. Market share in lending as of December 2020 including only privately-owned banks. UK benchmark refers to the mortgage market. DCB refers to auto in Europe.	2. NPS – Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte.	3. Q1'21 underlying attributable profit by region. Operating areas excluding Corporate Centre.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our to stakeholders.

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

January - March 2021	5

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Group performance

HIGHLIGHTS OF THE PERIOD
▶ In the first quarter of 2021, we once again demonstrated the strength of our model. We delivered excellent results in an environment marked by new lockdown measures, uneven vaccine roll-outs and the expansion and adjustment of economic policy measures.
▶ In line with our strategy to deploy capital in the most profitable businesses, we announced our intention to make a cash offer to repurchase the outstanding shares of Santander Mexico (c. 8.3% of the share capital). The transaction is expected to have a return1 on invested capital (ROIC) of c.14% and improve Banco Santander's earnings per share (EPS)1 by around 0.8% in 2023. Expected impact on the CET1 ratio of -8 bps. The transaction is expected to be completed in the second or third quarter of 2021, following regulatory approvals.
▶ The board of directors has approved to pay a cash dividend against 2020 earnings, from 4 May 2021, of EUR 2.75 cents per share, the maximum allowed in accordance with the limits set by the European Central Bank (ECB) in its recommendation on 15 December 2020. This will be carried out to implement the premium distribution resolution approved at the general meeting held in October 2020.

GROWTH
▶ Digital adoption remains critical: we have more than 44 million digital customers (+15% year-on-year), after a 1.8 million increase in the quarter. In Q1'21, 50% of sales were made through digital channels (41% in Q1'20).
▶ Loyal customers rose to more than 23 million (+9% year-on-year) and represented 33% of total active customers.
▶ In the quarter, business volumes continued to be affected by the pandemic and high liquidity in the markets. In this environment, and excluding the exchange rate impact, loans and advances to customers remained flat quarter-on-quarter and increased 2% year-on-year. Customer funds were up 1% in the quarter and 10% year-on-year, due to the higher propensity to save of individuals and corporates.

PROFITABILITY
▶ Attributable profit amounted to EUR 1,608 million in the quarter, after recording EUR 530 million net of tax from expected restructuring costs for the year as a whole.
▶ Underlying attributable profit was EUR 2,138 million, significantly higher quarter-on-quarter and year-on-year. Compared to the first quarter of 2020, in constant euros: revenue growth (+8%) and flat costs enabled the efficiency ratio to improve to 45%. In addition, loan-loss provisions recorded its lowest figure since Q1'20.
▶ Increased profitability: underlying RoTE of 13.0% (2.1% in Q1'20), underlying RoRWA was 1.77% (0.46% in Q1'20) and underlying earnings per share of EUR 0.116 (EUR 0.014 in Q1'20).

STRENGTH
▶ Cost of credit improved to 1.08% (1.28% in 2020). Total loan-loss reserves in the first quarter exceeded EUR 24 bn, with the total coverage of credit impaired loans at 74%.
▶ The CET1 ratio was 12.30% (12.34% in December 2020), with strong organic generation of 28 bps (including a -15 bps accrual for shareholder remuneration). On the other hand, negative impacts from restructuring costs (-10 bps), markets (-9 pbs) and regulatory impacts (-13 pbs).
▶ TNAV per share was EUR 3.84. Including the dividend of EUR 2.75 cents per share, already deducted, growth in the quarter was 2%.
(1) Based on Bloomberg consensus estimates.

6	January - March 2021

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Grupo Santander. Summarized income statement
EUR million
			Change			Change
	Q1'21	Q4'20%		% excl. FX	Q1'20%		% excl. FX
Net interest income	7,956	8,019	(0.8)	(1.7)	8,487	(6.3)	5.1
Net fee income (commission income minus commission expense)	2,548	2,456	3.7	3.6	2,853	(10.7)	0.2
Gains or losses on financial assets and liabilities and exchange differences (net)	651	462	40.9	40.0	287	126.8	141.3
Dividend income	65	69	(5.8)	(6.2)	57	14.0	15.3
Share of results of entities accounted for using the equity method	76	(6)	—	—	98	(22.4)	(11.3)
Other operating income / expenses	94	(76)	—	—	27	248.1	119.0
Total income	11,390	10,924	4.3	3.6	11,809	(3.5)	7.9
Operating expenses	(5,118)	(5,344)	(4.2)	(5.7)	(5,589)	(8.4)	(0.1)
Administrative expenses	(4,435)	(4,634)	(4.3)	(5.8)	(4,860)	(8.7)	(0.4)
Staff costs	(2,688)	(2,685)	0.1	(0.7)	(2,899)	(7.3)	0.4
Other general administrative expenses	(1,747)	(1,949)	(10.4)	(12.7)	(1,961)	(10.9)	(1.5)
Depreciation and amortization	(683)	(710)	(3.8)	(5.2)	(729)	(6.3)	1.8
Provisions or reversal of provisions	(959)	(1,364)	(29.7)	(27.9)	(374)	156.4	192.2
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(2,056)	(2,844)	(27.7)	(28.7)	(3,934)	(47.7)	(41.5)
Impairment on other assets (net)	(138)	(160)	(13.8)	(11.7)	(14)	885.7	905.7
Gains or losses on non financial assets and investments, net	1	25	(96.0)	(97.5)	18	(94.4)	(96.4)
Negative goodwill recognised in results	—	(1)	(100.0)	(100.0)	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(18)	(41)	(56.1)	(56.1)	(25)	(28.0)	(29.1)
Profit or loss before tax from continuing operations	3,102	1,195	159.6	162.6	1,891	64.0	97.3
Tax expense or income from continuing operations	(1,143)	(612)	86.8	91.7	(1,244)	(8.1)	1.3
Profit from the period from continuing operations	1,959	583	236.0	234.7	647	202.8	341.7
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—
Profit for the period	1,959	583	236.0	234.7	647	202.8	341.7
Attributable profit to non-controlling interests	(351)	(306)	14.7	15.3	(316)	11.1	18.1
Attributable profit to the parent	1,608	277	480.5	472.1	331	385.8	998.0

EPS (euros) (1)	0.085	0.008	951.4		0.011	670.1
Diluted EPS (euros) (1)	0.085	0.008	948.6		0.011	669.7

Memorandum items:
Average total assets	1,526,899	1,517,201	0.6		1,536,725	(0.6)
Average stockholders' equity	81,858	82,080	(0.3)		99,221	(17.5)
(1) Data adjusted for the capital increase in December 2020.

January - March 2021	7

Key consolidated data Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement

Executive summary

Profit (Q1'21 vs Q1'20)			Performance (Q1'21 vs Q1'20). In constant euros

Robust growth spurred by lower provisions and an excellent quarter in SCIB		Higher underlying profit driven by total income, cost control and lower provisions
Attributable profit	Underlying attrib. profit	Total income	Costs	Provisions
EUR 1,608 mn	EUR 2,138 mn
EUR 331 mn in Q1'20	EUR 377 mn in Q1'20	+7.8%	+ 0.1%	-42.9%

Efficiency			Profitability

The Group's efficiency ratio improved strongly, mainly driven by Europe		Profitability improved compared to Q1'20 and FY'20, on track to deliver on our 2021 goals
Group	Europe	RoTE	Underlying RoTE	Underlying RoRWA
44.9%	49.9%	12.2%	13.0%	1.77%
▼2.3 pp vs Q1'20	▼ 8.6 pp vs Q1'20	▲10.2 pp vs Q1'20	▲10.9 pp vs Q1'20	▲ 1.3 pp vs Q1'20

è Results performance compared to Q1'20
The Group presents, both at the total level and for each of the business units, the real changes in euros produced in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management. For the Group as a whole, exchange rates had a significant impact on revenue (-12 percentage points) and costs (-8 percentage points).
▶ Revenue
Revenue totalled EUR 11,390 million in the first quarter of 2021, down 4%. If the strong FX impact is taken out, total income increased 8%, with growth in all regions and the majority of countries, showing the strength provided by our geographic and business diversification. Net interest income and net fee income accounted for around 92% of total revenue. By line:
•Net interest income amounted to EUR 7,956 million, 6% less than in Q1'20. Stripping out the exchange rate impact, growth was 5%, mainly due to the net effect of the increase in revenue from higher lending and deposit volumes and the lower cost of the latter, and the reduction in revenue from lower interest rates in many markets.

Net interest income
EUR million
constant euros
On the one hand, growth was recorded in the UK (+24%), through decisive management deposit repricing actions (mainly the 1I2I3 current account), as well as higher customer balances, partially offset by lower asset yields; Spain (+10%), driven by higher volumes and TLTRO; and Brazil (+6%), due to greater volumes that offset lower interest rates.
On the other hand, Mexico fell 6%, due to lower interest rates and lower portfolio volumes, and the US remained flat despite interest rate cuts.
•Net fee income fell 11% year-on-year to EUR 2,548 million. Excluding the exchange rate impact, there was no material change (+0.2%). This item was one of the most affected by the health crisis, mainly from transactional and cards fee income, together with the impact from regulatory changes to overdrafts in the UK that took effect in April 2020.
However, quarterly trends reflected continued growth since the lows reached in the second quarter of 2020.

Net fee income
EUR million
constant euros

8	January - March 2021

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Income statement
By business, positive performance in value-added products and services. Santander Corporate & Investment Banking surged 28% year-on-year driven by strong markets growth and positive performance in Banking businesses (GDF and GTB). Wealth Management & Insurance rose 3% (including fees ceded to the branch network). Overall, both businesses together accounted for 49% of the Group’s total (SCIB: 18%; WM&I: 31%).
By region, North America grew 7% with rises in the US and Mexico. South America rose 2%, with growth recorded in Chile and Argentina, while Brazil starts to recover. Europe down 4%, with generalized declines in all markets (except Poland), due to lower activity, along with the aforementioned regulatory changes affecting the UK. On the other hand, "Other Europe", which includes the wholesale banking business in the region, increased net fee income by 82%.
•Gains on financial transactions, accounted for 6% of total income and stood at EUR 651 million (EUR 287 million in the first quarter of 2020), strongly driven by Brazil (CIB), Portugal (ALCO portfolio sales) and the US.
•Dividend income was EUR 65 million in the first quarter, 14% higher than in the same period of 2020 (+15% excluding exchange rate effect), after the completion of several dividend payments following last years' reduction, delay or cancellation arising from the pandemic.
•The results of entities accounted for using the equity method reflected the lower contribution from the entities associated to the Group.
•Other operating income amounted to EUR 94 million (EUR 27 million in the first quarter of 2020) driven by the higher results from insurance and leasing.

Total income
EUR million
constant euros

▶ Costs
Operating costs amounted to EUR 5,118 million, 8% lower year-on-year. Excluding the exchange rate impact, costs remained stable.
This performance reflects the successful management over the last years, as well as the impacts of additional savings measures adopted since the beginning of the crisis.
The efficiency ratio was 44.9%, 2.3 pp higher than last year, driven by overall positive performance across markets, mainly in Europe. This enabled Santander to remain one of the most efficient global banks in the world.
The trends by region and market in constant euros were as follows:
•In Europe, costs were 4% lower, making headway in our cost reduction plan for the year. Falls were recorded in Spain (-8%), the UK (-4%), and Portugal and Poland (both fell -3%). The efficiency ratio in the region improved notably to 50% (-8.6 pp).
•In North America, costs fell 1% in Mexico, driven by technology expenses and amortizations and higher inflation. In the US, they rose only 1% thanks to our disciplined expense management. Saving measures adopted in 2020 are having a positive impact in 2021, which will make funds available for new digital and business initiatives.
•Finally, in South America, the increase in costs (+5%) was greatly distorted by the very high inflation in Argentina. Excluding it, costs rose 1% in nominal terms (Brazil -3% and Chile was virtually flat). The efficiency in the region was 34.4%.
We are building a new operating model across the Group that will enable us to further accelerate transformation and, consequently, further increase productivity while improving customer experience.

Operating expenses
EUR million
constant euros

January - March 2021	9

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Income statement
▶ Provisions or reversal of provisions
Provisions (net of provisions reversals) rose to EUR 959 million (EUR 374 million in Q1'20). This line item includes charges for restructuring costs.
▶ Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 2,056 million, down 48% year-on-year in euros and -42% in constant euros, mainly from additional provisions recorded in 2020 based on the IFRS 9 forward-looking view and the collective and individual assessments to reflect expected credit losses arising from covid-19.
▶ Impairment on other assets (net)
Impairment on other assets (net) stood at EUR 138 million. In Q1'20, this line was EUR 14 million.
▶ Gains or losses on non-financial assets and investments (net)
This item recorded EUR 1 million in the first quarter of 2021, compared to EUR 18 million in the same period of 2020.

Net loan-loss provisions
EUR million
constant euros

3,487
2,967
2,563
2,650
1,992
3,909
3,118
2,535
2,611
1,992
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21

▶ Negative goodwill recognized in results
Both in the first quarter of 2021 as in the first quarter of 2020, this line item recorded EUR 0 million.
▶ Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, totalled -EUR 18 million in the first quarter, compared to -EUR 25 million in the first quarter of 2020.
▶ Profit before tax
Profit before tax was EUR 3,102 million in the quarter, 64% higher year-on-year (+97% excluding the exchange rate impact) spurred by growth in total income, reduced costs and lower provisions.
▶ Income tax
Total corporate income tax was EUR 1,143 million (EUR 1,244 million in the first quarter of 2020).
▶ Attributable profit to non-controlling interests
Attributable profit to non-controlling interests amounted to EUR 351 million, up 11% year-on-year (+18% excluding the exchange rate impact).
▶ Attributable profit to the parent
Profit attributable to the parent amounted to EUR 1,608 million in 2021, compared with EUR 331 million in the first quarter of 2020.
RoTE stood at 12.2% (2.0% in Q1'20), RoRWA of 1.67% (0.45% in Q1'20) and earnings per share stood at EUR 0.085 (EUR 0.011 in Q1'20).

10	January - March 2021

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Income statement
▶ Underlying attributable profit to the parent
Attributable profit to the parent recorded in the first quarter of 2021 and 2020 was affected by results that are outside the ordinary course of our business and distort the year-on-year comparison, and are detailed below:
•In Q1'21, this result totalled -EUR 530 million due to the recording of restructuring costs as follows: -EUR 293 million in the UK, -EUR 165 million in Portugal, -EUR 16 million in Digital Consumer Bank and -EUR 56 million in the Corporate Centre.
•In the first quarter of 2020, restructuring costs of -EUR 46 million mainly in the UK and Digital Consumer Bank.
For further information see the 'Alternative Performance Measures' section of this report.
Excluding these results from the various P&L lines where they are recorded, and incorporating them separately in the net capital gains and provisions line, the adjusted or underlying attributable profit to the parent was EUR 2,138 million in the first quarter of 2021 and EUR 377 million in the same period last year.
The Group’s cost of credit (considering the last 12 months) stood at 1.08%. Considering the last 3 months, cost of credit was 0.84%, performing better than expected, benefiting from lower provisions in most markets, mainly in the US, Brazil, the UK and Spain.
Before the recording of loan-loss provisions, the Group's underlying net operating income (total income less operating expenses) was EUR 6,272 million, a 1% increase year-on-year, which becomes a 15% rise excluding the FX impact, with the following performance of the latter by line and region:
By line:
•Total income up primarily driven by net interest income (+5%) and higher gains on financial transactions.
•Costs remained virtually unchanged, with broad-based declines across Europe and Brazil, and rose 1% in the US, Mexico, Chile and Digital Consumer Bank. Overall efficiency improvement.
By region:
•In Europe, net operating income increased 36% with rises in all markets.
•In North America, net operating income was 4% higher. By country, the US increased 13% and Mexico dropped 7%.
•In South America, growth was 12% with rises of 14% in Brazil, 16% in Chile and 7% in Argentina.
•In Digital Consumer Bank, net operating income increased 1%.
In the first quarter of 2021, the Group’s underlying RoTE was 13.0% (2.1% in Q1'20), underlying RoRWA was 1.77% (0.46% in Q1'20) and underlying earnings per share EUR 0.116 (EUR 0.014 in Q1'20).

Summarized underlying income statement
EUR million			Change			Change
	Q1'21	Q4'20%		% excl. FX	Q1'20%		% excl. FX
Net interest income	7,956	8,019	(0.8)	(1.7)	8,487	(6.3)	5.1
Net fee income	2,548	2,456	3.7	3.6	2,853	(10.7)	0.2
Gains (losses) on financial transactions (1)	651	462	40.9	40.0	292	122.9	141.3
Other operating income	235	58	305.2	393.0	182	29.1	26.7
Total income	11,390	10,995	3.6	2.9	11,814	(3.6)	7.8
Administrative expenses and amortizations	(5,118)	(5,241)	(2.3)	(3.1)	(5,577)	(8.2)	0.1
Net operating income	6,272	5,754	9.0	8.5	6,237	0.6	15.0
Net loan-loss provisions	(1,992)	(2,611)	(23.7)	(24.8)	(3,909)	(49.0)	(42.9)
Other gains (losses) and provisions	(467)	(485)	(3.7)	(4.9)	(372)	25.5	41.6
Profit before tax	3,813	2,658	43.5	44.3	1,956	94.9	132.9
Tax on profit	(1,324)	(920)	43.9	45.9	(1,260)	5.1	15.6
Profit from continuing operations	2,489	1,738	43.2	43.4	696	257.6	405.5
Net profit from discontinued operations	—	—	—	(100.0)	—	—	—
Consolidated profit	2,489	1,738	43.2	43.4	696	257.6	405.5
Non-controlling interests	(351)	(315)	11.4	12.2	(319)	10.0	16.7
Net capital gains and provisions	(530)	(1,146)	(53.8)	(53.6)	(46)	—	—
Attributable profit to the parent	1,608	277	480.5	472.1	331	385.8	998.0
Underlying attributable profit to the parent (2)	2,138	1,423	50.2	50.3	377	467.1	1,015.7
(1) Includes exchange differences.
(2) Excludes net capital gains and provisions.

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Income statement
è Results performance compared to the previous quarter
In the first quarter, attributable profit to the parent amounted to EUR 1,608 million, after recording a negative impact of -EUR 530 million, primarily from restructuring costs, in the net capital gains and provisions line.
Stripping them out, attributable profit to the parent amounted to EUR 2,138 million, notably higher than the fourth quarter of 2020 (EUR 1,423 million), which was affected by the contribution to the DGF in Spain and the Bank Levy in the UK.
By line in constant euros:

Net operating income
EUR million
constant euros

•Total income was 3% higher quarter-on-quarter, as the remarkably strong performance in gains on financial transactions and the continued recovery in net fee income (+4%), could absorb the 2% fall in net interest income, affected by some margin pressures and the lower day count.
•Costs were down 3%, mainly driven by North and South America. Conversely, costs in Europe were 2% higher and Digital Consumer Bank was flat.
•Loan-loss provisions plummeted by 25%, with broad-based falls across regions and most countries. Digital Consumer Bank also recorded sharp falls.

Underlying attributable profit to the parent*
EUR million
constant euros
(*) Excluding net capital gains and provisions.

12	January - March 2021

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Mar-21	Mar-20	Absolute	%	Dec-20
Cash, cash balances at central banks and other demand deposits	192,925	122,456	70,469	57.5	153,839
Financial assets held for trading	109,643	125,846	(16,203)	(12.9)	114,945
Debt securities	39,212	28,969	10,243	35.4	37,894
Equity instruments	11,626	8,605	3,021	35.1	9,615
Loans and advances to customers	303	298	5	1.7	296
Loans and advances to central banks and credit institutions	2	—	2	—	3
Derivatives	58,500	87,974	(29,474)	(33.5)	67,137
Financial assets designated at fair value through profit or loss	61,289	67,142	(5,853)	(8.7)	53,203
Loans and advances to customers	27,001	31,270	(4,269)	(13.7)	24,673
Loans and advances to central banks and credit institutions	27,473	28,775	(1,302)	(4.5)	21,617
Other (debt securities an equity instruments)	6,815	7,097	(282)	(4.0)	6,913
Financial assets at fair value through other comprehensive income	113,370	110,238	3,132	2.8	120,953
Debt securities	101,496	99,557	1,939	1.9	108,903
Equity instruments	2,793	2,291	502	21.9	2,783
Loans and advances to customers	9,081	8,390	691	8.2	9,267
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	981,581	981,331	250	—	958,378
Debt securities	26,430	26,033	397	1.5	26,078
Loans and advances to customers	903,375	895,449	7,926	0.9	881,963
Loans and advances to central banks and credit institutions	51,776	59,849	(8,073)	(13.5)	50,337
Investments in subsidiaries, joint ventures and associates	7,693	8,610	(917)	(10.7)	7,622
Tangible assets	33,386	34,912	(1,526)	(4.4)	32,735
Intangible assets	15,990	26,583	(10,593)	(39.8)	15,908
Goodwill	12,460	23,141	(10,681)	(46.2)	12,471
Other intangible assets	3,530	3,442	88	2.6	3,437
Other assets	47,002	63,241	(16,239)	(25.7)	50,667
Total assets	1,562,879	1,540,359	22,520	1.5	1,508,250

Liabilities and shareholders' equity
Financial liabilities held for trading	71,293	100,082	(28,789)	(28.8)	81,167
Customer deposits	—	—	—	—	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	—	—	—	—
Derivatives	55,935	88,121	(32,186)	(36.5)	64,469
Other	15,358	11,961	3,397	28.4	16,698
Financial liabilities designated at fair value through profit or loss	69,977	67,337	2,640	3.9	48,038
Customer deposits	49,394	44,638	4,756	10.7	34,343
Debt securities issued	4,538	4,287	251	5.9	4,440
Deposits by central banks and credit institutions	16,045	18,412	(2,367)	(12.9)	9,255
Other	—	—	—	—	—
Financial liabilities measured at amortized cost	1,290,475	1,224,749	65,726	5.4	1,248,188
Customer deposits	833,460	770,821	62,639	8.1	814,967
Debt securities issued	240,765	257,606	(16,841)	(6.5)	230,829
Deposits by central banks and credit institutions	189,095	170,275	18,820	11.1	175,424
Other	27,155	26,047	1,108	4.3	26,968
Liabilities under insurance contracts	1,102	2,280	(1,178)	(51.7)	910
Provisions	10,881	12,335	(1,454)	(11.8)	10,852
Other liabilities	26,465	27,463	(998)	(3.6)	27,773
Total liabilities	1,470,193	1,434,246	35,947	2.5	1,416,928
Shareholders' equity	115,620	124,139	(8,519)	(6.9)	114,620
Capital stock	8,670	8,309	361	4.3	8,670
Reserves	105,342	117,161	(11,819)	(10.1)	114,721
Attributable profit to the Group	1,608	331	1,277	385.8	(8,771)
Less: dividends	—	(1,662)	1,662	(100.0)	—
Other comprehensive income	(33,154)	(27,761)	(5,393)	19.4	(33,144)
Minority interests	10,220	9,735	485	5.0	9,846
Total equity	92,686	106,113	(13,427)	(12.7)	91,322
Total liabilities and equity	1,562,879	1,540,359	22,520	1.5	1,508,250

January - March 2021	13

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Executive summary *

	Loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)

Credit normalization following the uptick at the beginning of the pandemic, due to high liquidity in the system			Strong increase in customer funds benefiting from the higher propensity to save derived from the health crisis
924	▲ 0.4% QoQ	▲ 2% YoY	1,007	▲ 1% QoQ	▲ 10% YoY
billion			billion

	è By segment (YoY change):			è By product (YoY change):

Of note was the rise in SMEs and corporates			Of note were demand deposits, which account for 66% of customer funds, reflected in the lower costs of deposits

Individuals	SMEs and corporates	CIB and institutions	Demand	Time	Mutual funds
+1%	+7%	-3%	+14%	-9%	+19%

(*) Changes in constant euros

Exchange rates had no impact in loans and only -1 pp in customer funds on a year-on-year basis.
è Loans and advances to customers
Gross loans and advances to customers stood at EUR 939,760 million. The Group uses gross loans and advances to customers excluding reverse repos (EUR 924,430 million) for the purpose of analyzing traditional commercial banking loans.
In the first quarter, gross loans and advances to customers excluding reverse repos rose 2%. Without the exchange rate impact, they remained flat (+0.4%), as follws:
•Balances in Europe were stable. Decreases were recorded in Spain, while the UK and Portugal remained broadly stable. Poland rose 2% and 'Other Europe' +9%.
•North America fell 2% dampened by the US, as Mexico increased 2%.
•In South America, 3% growth with all markets increasing, except Chile, that remained flat.
•Digital Consumer Bank (DCB) dropped 1% with slight falls in the main consumer finance units, except Italy and the UK.
Compared to March 2020, a 2% increase was recorded in gross loans and advances to customers excluding reverse repos. Excluding the FX impact, loans also grew 2%, as follows:
•In Europe, 2% growth with all markets increasing except Poland (-1%). Of note was growth in Portugal (+5%), driven by SMEs and mortgages, and Spain (+3%) backed by SMEs and corporates. The UK rose 1%, driven by residential mortgage activity and the government programmes for corporate customers, and "Other Europe" grew 5%, mainly SCIB.
•In North America, Mexico fell 6% as corporate loans began to normalize following the uptick at the beginning of the pandemic and the lower card activity during lockdown, and the US fell 3% affected by Puerto Rico and Bluestem portfolio disposal (+1% excluding their impacts). The region as a whole recorded a 4% decrease (-1% excluding the impact of Puerto Rico and Bluestem portfolio disposal).
•Growth in South America was 10%, with Argentina up 47% driven by SMEs and cards, Brazil +13% with positive performance in all segments and Chile +1% driven by SMEs and mortgages. Uruguay rose 6%.
•DCB declined slightly (-1%) dampened by the falls recorded in Spain, Poland and the Nordics. On the other hand, Openbank surged 29%, albeit compared to more modest figures.
Gross loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (62%), SMEs and corporates (23%) and CIB (15%).

Gross loans and advances to customers (excl. reverse repos)
EUR billion

Gross loans and advances to customers (excl. reverse repos)
% operating areas. March 2021

+2%	*
Mar-21 / Mar-20

(*) In constant EUR: +2%

14	January - March 2021

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Balance sheet
è Customer funds
Customer deposits amounted to EUR 882,854 million in March 2021. The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analyzing traditional retail banking funds.
•In the first quarter, customer funds increased slightly to EUR 1,007,319 million, with the following performance excluding exchange rate impacts:
–By product: demand deposits rose 2% and mutual funds 3%, whilst time deposits decreased 1%.
–By primary segment: customer funds increased 1% in Europe, with 6% growth in Poland, 1% in Portugal and no material changes across other units. North America rose 4% backed by the US, and South America remained stable, as the 2% decrease in Brazil was closely matched by growth across the rest of markets. DCB rose 3%, notably Openbank (+8%).
•Compared to March 2020, customer funds were up 9%. Excluding the exchange rate impact, increase of 10%, as follows:
–By product, deposits excluding repos rose 8%. Demand deposits (+14%) increased in all markets, and time deposits fell 9%, with broad-based declines except Brazil and Argentina. Mutual funds surged 19% underpinned by net inflows and markets recovery.
–By country, customer funds rose in all regions and their respective units. Of note were the increases in Argentina (+52%), Poland (+19%), Uruguay (+15%) and Brazil and the US (+12% each). In the remaining markets, growth ranged between +10% in Spain and +1% in Mexico.
–Positive performance also in DCB, which rose 8%. Openbank increased 24%.
With this performance, the weight of demand deposits as a percentage of total customer funds rose 3 pp in the last 12 months to 66%, which resulted in a better cost of deposits.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In the first quarter of 2021, the Group issued:
•Medium- and long-term senior debt amounting to EUR 3,428 million.
•There were EUR 4,433 million of securitizations placed in the market.
•In order to strengthen the Group’s situation, issuances to meet the TLAC requirement amounting to EUR 4,936 million, all senior non-preferred.
•Maturities of medium- and long-term debt of EUR 4,303 million.
The net loan-to-deposit ratio was 106% (115% in March 2020). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 117%, underscoring the comfortable funding structure.
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
In the first quarter of 2021, the main rating agencies did not review their ratings for Banco Santander S.A: Fitch (long-term senior non-preferred debt at A- and short-term at F2, with a negative outlook), Moody's (A2 for long term debt and P-1 for short-term, with an stable outlook), Standard & Poor’s (A for long term debt and A-1 for short term, with a negative outlook) and DBRS (A high for long term debt and R-1 middle for short term, with an stable outlook).
While sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating assigned to the country where it is headquartered, Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s and DBRS and at the same level by Fitch and S&P, which demonstrates our financial strength and diversification.

Customer funds
EUR billion

Customer funds
% operating areas. March 2021

+9% *

+15%

+8%

•Total
•Mutual funds
•Deposits exc. repos

Mar-21 / Mar-20

(*) In constant EUR: +10%

January - March 2021	15

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Solvency ratios

SOLVENCY RATIOS

Executive summary

Phased-in capital ratio*	Phased-in CET1 ratio*

The phased-in CET1 ratio exceeded our 11%-12% target range, resulting in a management buffer of 345 bps	In the quarter, strong organic generation and charges for shareholder remuneration and restructuring costs
	Organic generation of +28 bps (after a -15 bps accrual for shareholder remuneration)	Restructuring costs
-10 bps

TNAV per share

TNAV per share was EUR 3.84. Including the dividend of EUR 2.75 cents per share, already deducted, growth in the quarter was 2%.

At the end of the quarter, the total phased-in capital ratio stood at 16.16% and the CET1 ratio (phased-in) at 12.30%. We have a strong capital base, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.01% for the total capital ratio and 8.85% for the CET1 ratio). This results in a CET1 management buffer of 345 bps, compared to the pre-covid-19 buffer of 189 bps.
In the quarter, continued a strong organic capital generation of 28 bps due to underlying profit and management of risk weighted assets. This figure includes a negative impact of 15 bps for shareholder remuneration, equivalent to 40% of this quarter's underlying profit. The bank is accruing 40% of the underlying profit throughout the year for this remuneration, once supervisors allow**.
In addition, the following movements were recorded in the quarter:
•Regulatory impacts and models, -13 bps, of which -6 bps correspond to the IFRS 9 phase-out.
•Market performance, -9 bps.
•Lastly, restructuring costs had a negative impact of -10 bps.
Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 ratio was -41 bps, leading to a fully-loaded CET1 ratio of 11.89%.
The phased-in leverage ratio stood at 5.1%, and the fully-loaded at 4.9%.

Eligible capital. March 2021
EUR million
	Phased-in*	Fully-loaded
CET1	69,841	67,468
Basic capital	78,944	76,258
Eligible capital	91,764	89,692
Risk-weighted assets	567,797	567,342

CET1 capital ratio	12.30	11.89
T1 capital ratio	13.90	13.44
Total capital ratio	16.16	15.81

Phased-in CET1 ratio performance*
%

(*) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Without it, the fully-loaded ratio is 11.89%. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the CRR.
(**) Subject to the board and, if applicable, the general shareholders' meeting adopting the pertinent resolutions regarding shareholder remuneration and dividend payment policy

16	January - March 2021

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Risk management

RISK MANAGEMENT

Executive summary

Credit risk			Market risk
Credit quality indicators began to show signs of normalization			Market risk exposure maintained its low profile, with stable VaR levels amid reduced market uncertainty following progress on vaccination programmes
Cost of credit[2]	NPL ratio	Coverage ratio
1.08%	3.20%	74%	Q1'21	Average Var	EUR 9.5 million
▼20 bps vs Q4'20	▼1bps vs Q4'20	▼ 2 pp vs Q4'20

Structural and liquidity risk			Operational risk
We maintained a comfortable liquidity position, well above regulatory limits			Our operational risk profile continued to be stable in the first quarter of 2021, as all our subsidiaries have fully adapted their operating guidelines to the new environment
LCR 173% ▲ 5 pp vs Q4'20

▶ Credit risk management
In the first quarter of 2021 the Group’s NPL ratio stood at 3.20%, showing a slight decrease compared to the previous quarter. This was mainly driven by the growth of the portfolio in SCIB, Brazil and the UK, together with the sale of credit impaired loans portfolios in Spain, in a context in which government liquidity support still play a relevant role together with improving macroeconomic projections.
Credit impaired loans amounted to EUR 32,473 million, a 2% (in constant euros) increase compared to the previous quarter.
In terms of loan-loss provisions, they amounted to EUR 1,992 million in the first quarter of 2021, after the additional amounts built last year to tackle the effects of the covid-19 crisis, reflecting the IFRS 9 forward-looking view and based on a long-term approach to the potential macroeconomic scenarios.

This figure is 25% lower than the previous quarter, following a normalization trend, and 43% lower than in the first quarter of 2020, both in constant euros.
Consequently the Group's cost of credit stood at 1.08%, a 20 bps decrease compared to the previous quarter.
Total loan-loss reserves in the first quarter stood at EUR 24,034 million, with the total coverage of credit impaired loans at 74% (+3 pp year-on-year).
A significant part of our portfolios in Spain and the UK have real estate collateral, which requires lower coverage levels.

Key metrics performance by geographic area

	Loan-loss provisions [1]			Cost of credit (%) [2]			NPL ratio (%)		Coverage ratio (%)
	Q1'21	Chg (%) / Q4'20	Chg (%) / Q1'20	Q1'21	Chg (bps) / Q4'20	Chg (bps) / Q1'20	Q1'21	Chg (bps) / Q1'20	Q1'21	Chg (pp) / Q1'20
Europe	595	(36.1)	(40.3)	0.51	(7)	15	3.26	(11)	50.0	3.0
Spain	449	(26.5)	(28.6)	0.91	(10)	27	6.18	(70)	47.2	2.6
United Kingdom	18	(82.1)	(89.6)	0.21	(6)	7	1.35	36	40.5	0.8
Portugal	35	(16.9)	(56.9)	0.38	(13)	15	3.84	(72)	69.2	10.2
Poland	68	(14.8)	(24.8)	1.02	(7)	14	4.82	53	70.3	2.2
North America	393	(49.3)	(65.3)	2.34	(58)	(68)	2.39	37	153.4	(16.7)
USA	165	(70.7)	(81.4)	2.12	(74)	(101)	2.11	11	183.2	1.7
Mexico	228	7.5	(6.7)	3.00	(3)	31	3.21	114	95.6	(38.3)
South America	683	(6.5)	(33.2)	2.81	(52)	(49)	4.30	(33)	98.4	5.5
Brazil	549	0.9	(30.6)	3.79	(55)	(63)	4.42	(52)	116.5	8.5
Chile	100	1.9	(39.5)	1.33	(17)	8	4.74	11	63.4	6.2
Argentina	14	(79.8)	(71.5)	4.55	(138)	(93)	2.32	(165)	232.4	101.2
Digital Consumer Bank	166	(20.0)	(49.7)	0.69	(14)	7	2.23	2	111.4	(0.1)
Corporate Centre	154	—	—
TOTAL GROUP	1,992	(24.8)	(42.9)	1.08	(20)	(9)	3.20	(5)	74.0	2.7
(1) EUR million and % change in constant euros
(2) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months

January - March 2021	17

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Risk management
After the efforts made by the Group to tackle the covid-19 crisis through different support measures with particular focus on moratoria programmes, etc., in the first quarter of 2021, 86% of total moratoria had already expired, showing the expected payment performance with only 5% in stage 3.
The outstanding moratoria are being closely monitored, which totalled EUR 16 bn (mainly in Spain and Portugal), of which c. EUR 7 bn will expire by the end of the second quarter.
Regarding IFRS 9 stages evolution:
•Stage 1 exposures increased by 2.4% vs. the previous quarter, mainly due to new loan originations in SCIB and Brazil.
•Exposure in stage 2 rose in this first quarter after the increase recorded last year, mostly driven by the macroeconomic deterioration caused by the pandemic.
•Stage 3 remained broadly stable.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Mar-21	Dec-20	Mar-20	Mar-21	Dec-20	Mar-20
Stage 1	885	864	891	0.5%	0.5%	0.6%
Stage 2	70	69	53	8.1%	8.5%	8.2%
Stage 3	32	32	33	42.5%	43.4%	40.8%
(1) Exposure subject to impairment. Additionally, in March 2021 there are EUR 27 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 25 billion in December 2020 and EUR 31 in March 2020).
Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q1'21	QoQ	YoY
Balance at beginning of period	31,767	2.8	(6.0)
Net additions	2,495	(25.2)	(1.9)
Increase in scope of consolidation	—	—	—
Exchange rate differences and other	444	—	—
Write-offs	(2,233)	5.5	(15.3)
Balance at period-end	32,473	2.2	(0.8)

Loan-loss allowances	24,034	(1.0)	2.9
For impaired assets	13,804	0.17	3.29
For other assets	10,230	(2.50)	2.33

▶ Market risk
The global corporate banking trading activity is mainly interest rate driven, focused on servicing our customer's needs and measured in daily VaR terms at 99%.
In the first quarter, VaR closed at EUR 8.5 million, fluctuating around an average value of EUR 9.5 million. It remained stable, driven by lower market uncertainty as vaccine roll-out gained traction, although covid-19 evolution is still a concern by the end of Q1’21. These figures remain low compared to the size of the Group’s balance sheet and activity.
It should be also mentioned that there are other positions classified for accounting purposes as trading (total VaR of EUR 8.5 million at the end of March 2021).

Trading portfolios (1). VaR by geographic region
EUR million
	2021		2020
First quarter	Average	Latest	Average

Total	9.5	8.5	15.8
Europe	7.9	8.5	10.7
North America	2.8	2.4	5.6
South America	4.6	4.8	8.0
(1) Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios (1). VaR by market factor
EUR million
First quarter	Min.	Avg.	Max.	Last
VaR total	6.8	9.5	12.1	8.5
Diversification effect	(9.1)	(11.5)	(16.0)	(10.0)
Interest rate VaR	6.8	9.5	13.1	8.2
Equity VaR	2.4	3.0	4.4	2.7
FX VaR	1.9	3.8	6.7	3.1
Credit spreads VaR	2.6	3.8	7.3	3.7
Commodities VaR	0.6	0.9	2.4	0.9
(1) Activity performance in Santander Corporate & Investment Banking markets.
NOTE: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor

18	January - March 2021

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Risk management

Trading portfolios[1]. VaR performance
EUR million
(1) Corporate & Investment Banking performance in financial markets.

▶ Structural and liquidity risk
•With regards to structural exchange rate risk, the Group's CET1 ratio coverage remained around 100% in order to protect it from foreign currency movements.
•Regarding structural interest rate risk, despite volatility in bond markets and the increase in interest rates amid expectations of rising inflation along the economic recovery, no material issues were detected in the quarter and it remained at comfortable levels.
•Concerning liquidity risk during the first quarter, the Group maintained a comfortable position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

▶ Operational risk
•Overall, our operational risk profile continued to be stable during the first quarter of 2021, as the Group´s headquarters and subsidiaries have fully adapted to the new environment. The following aspects were closely monitored during this period:
–Fraud and cyber risk threats across the financial industry, and reinforcement of the control environment (i.e. patching, browsing control, data protection controls, etc.), as well as heightening monitoring as a preventive measure.
–Third party risk exposure, maintaining a close oversight on critical providers, with focus on business continuity capabilities and compliance with service level agreements.
–People risk, due to our employees return to offices and/or work from home situations, which varies across the Group´s subsidiaries. Measures have been implemented to ensure a suitable and safe work environment.
–Evolution of operational risks linked to the existing portfolios derived from government and internal aid programmes.
•As the situation continues to evolve, we are also monitoring the changes in the environment as well as the transition to digital banking in order to identify risk exposures and anticipate actions in order to reduce their impact.
•In terms of the first quarter performance, level of losses in relative terms by Basel categories were lower than in the previous quarter.

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General background

GENERAL BACKGROUND
Grupo Santander ran its business in the first quarter of 2021 in an environment marked by the resurgence of the virus and the consequent selective containment measures, the uneven vaccine roll-out and the expansion and / or adjustment of economic policy measures. More favourable medium-term expectations counterbalanced the challenging short-term horizon, which helped to maintain a relatively positive tone in markets, with more complex episodes arising from the emergence of inflationary risks in the US that caused a hike in long-term interest rates and some weakness in several emerging market currencies.

Country	GDP Change[1]	Economic performance
Eurozone	-6.7%
Q1'21 indicators point to continued economic weakness, although it is expected to recover in the second half of the year. The unemployment rate did not reflect this deterioration (it remained stable) due to public employment protection programmes. Inflation has picked up so far this year (1.3% year-on-year in March) due to higher indirect taxes, higher energy prices and changes in the CPI basket.

Spain	-10.8%
The job market recorded a slight deterioration in the first months of 2021, pointing toward a contraction of GDP in Q1'21. The unemployment rate, which ended Q4'20 at 16.1%, could have risen. Inflation rose to 1.3% year-on-year in March, driven by higher energy prices (underlying inflation remained very low, at 0.3% year-on-year).

United Kingdom	-9.8%
The resurgence of covid-19 cases led to new lockdown measures at the beginning of Q1'21, which combined with the tensions arising from the need of businesses to adapt to the new trade agreement with the EU, led to a further decline of quarterly GDP (c.1.5%). Inflation in March (0.7%) reflected the weak tone in consumption. Unemployment rate ended 2020 at 5%. The UK's official interest rate remained at 0.1%.

Portugal	-7.6%
After the economy's sharp slump in 2020, covid-19 surges caused the economy to stall again in Q1'21. Tighter lockdown measures will lead to a further reduction quarter-on-quarter. Unemployment rose to 7.2% in January and sluggish consumption rose inflation to 0.5% in March.

Poland	-2.8%
The economic recession in 2020 was less severe than in other surrounding countries. However, demand in Q1'21 will remain weak dampened by the covid-19 rebound, but we still expect slight growth in the quarter. The unemployment rate stood at 3.1% in Q4'20, inflation remained high (3.2% in March) and Poland's central bank will keep the official interest rate at 0.1%.

United States	-3.5%
GDP growth slowed to 4.3% quarter-on-quarter annualized in Q4'20. The unemployment rate is gradually declining (6.0% in March) and inflation began to recover (2.6% in March). Vaccines and stimulus roll-out led to a significant outlook improvement, which boosted long-term rates. The Fed remained on hold and stated that it is early to change its policy.

Mexico	-8.2%
Activity weakened in Q1'21 after the rebound in H2'20, due to the increase in covid-19 infections and the containment of exports. Mexico's central bank lowered the official interest rate to 4% (from 4.25% in Q4'20) and, thereafter, it will monitor the factors that might impact inflation, following the spike recorded in February to 4.7% (3.2% at the end of 2020) and to the climate of market uncertainty.

Brazil	-4.1%
Economic growth recovered strongly in the second half of the year, after the contraction caused by the pandemic in the first half of 2020. The sharp increase in covid-19 cases and the reintroduction of containment measures will weigh down on Q1'21 GDP growth. Inflation rebounded (6.1% in March) and Brazil's central bank raised the official interest rate to 2.75% (2.0% in Q4'20) to prevent a deterioration in medium-term forecasts.

Chile	-5.8%
The late 2020 recovery trend continued in January, but it was dampened by the resurgence of the pandemic in Q1'21. However, the country's fast pace of vaccination sustains positive expectations for the coming quarters. Inflation moderated to 2.9% in March, aligned with the 3% target. Chile's official interest rate was stable (0.5%).

Argentina	-9.9%
GDP contracted in 2020, affected by the pandemic, although it partially recovered in the second half of the year. The resurgence of covid-19 cases in early 2021 suggests a downturn in Q1'21. Inflation remained high (4.8% monthly average in March). The focus will be on the renegotiation of the IMF agreement.

(1) Year-on-year change 2020

20	January - March 2021

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DESCRIPTION OF SEGMENTS
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
Grupo Santander has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and by type of business. We prepare the information by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The general principles applied are the same as those used in Grupo Santander, and accounting integrity is ensured.
On 9 April 2021, we announced that, starting and effective with the financial information for the first quarter of 2021, we would carry out a change in our reportable segments to reflect our new organizational and management structure.
These changes in the reportable segments aim to align the segment information with their management and have no impact on the group’s accounting figures.
a.Main changes in the composition of Grupo Santander's segments
The main changes, which have been applied to management information for all periods included in the consolidated financial statements, are the following:
Primary segments
1.Creation of the new Digital Consumer Bank (DCB) segment, which includes:
•Santander Consumer Finance (SCF), previously included in the Europe segment, and the consumer finance business in the United Kingdom, previously recorded in the country.
•Our fully digital bank Openbank and the Open Digital Services (ODS) platform, which were previously included in the Santander Global Platform segment.

2.Santander Global Platform (SGP), which incorporated our global digital services under a single unit, is no longer a primary segment. Its activities have been distributed as follows:
•Openbank and Open Digital Services (ODS), which, as mentioned above, are now included under the new Digital Consumer Bank reporting segment.
•The business recorded in Global Payment Services (Merchant Solutions -GMS-, Trade Solutions -GTS- and Consumer Solutions -Superdigital and Pago FX-) has been allocated to the three main geographic segments, Europe, North America and South America, with no impact on the information reported for each country.
Secondary segments
1.Creation of the PagoNxt segment, which incorporates simple and accessible digital payment solutions to drive customer loyalty and allows us to combine our most disruptive payment businesses into a single autonomous company, providing global technology solutions for our banks and new customers in the open market, and which has been structured into three businesses, previously included in SGP:
•Merchant Solutions: acquiring solutions for merchants.
•Trade Solutions (GTS): solutions for SMEs and companies operating internationally.
•Consumer Solutions: payment solutions for individuals, including the Superdigital platform, aimed at underbanked populations, and Pago FX, an international payment service in the open market.
2. Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
3.Elimination of the Santander Global Platform reporting segment:
•Openbank and ODS are now recorded in the Retail Banking segment.
•Merchant Solutions, Trade Solutions, Superdigital and Pago FX form the new PagoNxt reporting segment.
The Group recasted the corresponding information of earlier periods considering the changes included in this section. As stated above, group consolidated figures remain unchanged.

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b. Current composition of Grupo Santander segments
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: which comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialized business unit Banco Santander International, Santander Investment Securities (SIS) and the New York branch.
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.
Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in three businesses: Merchant Solutions, Trade Solutions and Consumer Solutions.
In addition to these operating units, both primary and secondary segments, the Group continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortization of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments and business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
As described on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we provide and discuss the year-on-year changes to our results excluding such impact.
On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

22	January - March 2021

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January-March 2021
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Europe	2,645	1,072	4,149	2,077	1,231	826
Spain	1,019	587	1,785	918	340	243
United Kingdom	1,001	120	1,111	459	410	294
Portugal	193	99	427	281	234	161
Poland	240	127	357	199	58	21
Other	192	138	469	221	189	108
North America	2,005	451	2,768	1,620	1,207	773
US	1,337	241	1,902	1,154	974	616
Mexico	667	204	865	492	259	182
Other	0	7	2	(26)	(26)	(25)
South America	2,575	842	3,539	2,320	1,505	773
Brazil	1,780	632	2,521	1,799	1,154	562
Chile	497	95	614	378	277	153
Argentina	204	74	262	92	44	45
Other	93	41	141	51	30	14
Digital Consumer Bank	1,056	188	1,304	703	506	291
Corporate Centre	(324)	(5)	(370)	(449)	(635)	(527)
TOTAL GROUP	7,956	2,548	11,390	6,272	3,813	2,138

Secondary segments
Retail Banking	7,472	1,709	9,536	5,378	3,190	1,836
Corporate & Investment Banking	720	466	1,655	1,130	1,058	704
Wealth Management & Insurance	88	297	502	281	273	197
PagoNxt	(1)	81	67	(69)	(73)	(72)
Corporate Centre	(324)	(5)	(370)	(449)	(635)	(527)
TOTAL GROUP	7,956	2,548	11,390	6,272	3,813	2,138

Underlying attributable profit to the parent distribution*	Underlying attributable profit to the parent. Q1'21
Q1'21	EUR million. % change YoY in constant euros

Digital Consumer Bank: 11%
Europe: 31%
South America: 29%
North America: 29%

(*) As a % of operating areas. Excluding the Corporate Centre.

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January-March 2020
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Europe	2,378	1,128	3,718	1,543	303	193
Spain	925	643	1,789	844	112	90
United Kingdom	820	190	1,007	321	72	52
Portugal	202	101	350	199	98	68
Poland	296	116	365	193	62	23
Other	134	78	207	(15)	(42)	(40)
North America	2,261	464	2,941	1,711	452	282
US	1,462	250	1,929	1,120	141	60
Mexico	798	211	1,007	592	311	220
Other	0	4	5	0	(1)	2
South America	3,065	1,077	4,169	2,677	1,210	700
Brazil	2,270	869	3,137	2,133	940	517
Chile	448	92	553	322	160	97
Argentina	241	76	318	132	44	34
Other	106	40	162	90	67	52
Digital Consumer Bank	1,088	192	1,291	695	404	234
Corporate Centre	(304)	(9)	(304)	(389)	(413)	(1,031)
TOTAL GROUP	8,487	2,853	11,814	6,237	1,956	377

Secondary segments
Retail Banking	8,004	2,058	10,171	5,538	1,306	693
Corporate & Investment Banking	677	402	1,297	769	748	494
Wealth Management & Insurance	109	308	550	313	307	222
PagoNxt	0	94	101	5	8	(1)
Corporate Centre	(304)	(9)	(304)	(389)	(413)	(1,031)
TOTAL GROUP	8,487	2,853	11,814	6,237	1,956	377

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Primary segments

EUROPE	Underlying attributable profit
EUR 826 mn
Executive summary (changes in constant euros)
→ We are accelerating our business transformation in One Santander in Europe to achieve superior growth with a more efficient operating model that should allow us to progress towards our medium-term underlying RoTE target of 10-12%.
→ The increase in revenue (+13%), combined with the continued cost reduction (-4%) and lower provisions (-40%), led to an underlying attributable profit of EUR 826 million (+338% year-on-year).
→ Volume growth in the last 12 months in almost all markets: loans grew +2% and customer deposits +7%, with positive trends since the beginning of the year.

Strategy
Our goal in One Santander in Europe is to create a better bank where customers and our people are more connected and deliver sustainable value for our shareholders. We aim to deliver tangible results (with a c.10-12% underlying RoTE target for the medium-term) while making progress in the long-term transformation through our action plan, defined by three main blocks:
•Grow our business by better serving our customers, focusing on capital efficient opportunities, which includes SCIB and WM&I, simplifying our mass market value proposition and improving customer experience and engaging with PagoNxt.
•Redefine how we interact with our customers, accelerating our digital agenda with one common mobile experience, re-imagining our branch network and transforming our contact centres building a common solution for the region.
•Create a common operating model, to serve our businesses through a common technology platform and automated operations, leveraging shared services and with one aligned team across Europe.
The key areas of progress by country on the quarter were:
•Spain: regarding business, we remain focused on our One Santander strategy with customer migration advancing according to plan.

Loyal customers. March 2021
Thousands. % loyal / active customers

37%	/ active customers	35%	31%	48%	55%

10,072

Our leading app is becoming the backbone for Europe's OneApp and we progressed in the transformation of our distribution model, expanding our Smart and Workcafé branch network, together with the 4,600 Correos offices. This will enable us to continue to progress toward a mixed distribution model that combines digital and remote channels and branches, adapting to customers' preferences. All of this allowed us to make progress on our restructuring process.
•United Kingdom: we continued to increase our digital customer base and fostering mass market simplification through our customer journey. Margin management helped to deliver profitable growth, backed by operational excellence resulting from our Transform for Success programme. As part of it, in the first quarter we announced changes to our property footprint strategy to support changing needs of our customers and our people.
•Portugal: we started our transformation programme to streamline the bank and accelerate our digital agenda, leveraging Europe's OneApp. Our aim is to be simpler, more nimble and closer to customers, in a challenging environment marked by lockdowns since the beginning of the year. As a result, we were named Best Bank in Portugal in 2021 by Global Finance, which highlights our ability to meet our customers’ needs in challenging environments. We also made a headway in our restructuring plan during the first quarter to simplify our operating model.

Digital customers. March 2021
Thousands. YoY % change

+9%	YoY	+9%	+7%	+22%	+8%

15,617

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Primary segments

•Poland: we are accelerating our business transformation to deliver better customer experience with targeted plans to solve customer pain points. For example, in the first quarter we delivered new solutions, such as a simplified personal account opening process or new life and health insurance distribution. We have also started our local restructuring plans, which will be extend throughout the year.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 2% year-on-year. Growth in the UK was mainly driven by the mortgage business and in Spain due to SMEs and corporates. Commercial business activity slowed down, as a result of government aid programmes and lower demand in the past months.
Customer deposits (excluding repos) increased 7%, with growth across all countries. Mutual funds grew 29%.
Results
Underlying attributable profit in the first quarter was EUR 826 million, four times higher than the same period of 2020.
By line:
•Higher total income (13%) spurred by a very positive start of the year in the SCIB business, ALCO portfolio sales in Portugal, and strong margins management in a highly competitive, low-rate environment.
•Costs were down 4% as a result of the ongoing optimization plans in all countries, on track to deliver on our savings commitments for the region.
•Loan-loss provisions dropped 40% compared to the first quarter of 2020, which was strongly affected by covid-19 related provisions.

Business performance. March 2021
EUR billion and YoY % change in constant euros

558	+2%	675	+10%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

By country:
•Spain: underlying attributable profit in the first quarter increased strongly mainly due to lower loan-loss provisions and a sharp cost reduction. Total income had no material change, as the positive performance in NII was somewhat offset by the decrease in net fee income, given that the first quarter of 2020 was barely affected by the covid-19 crisis.
•United Kingdom: underlying attributable profit in the first quarter was virtually 6 times higher at EUR 294 million, receiving an uplift from the strong NII performance and lower costs and provisions.
•Portugal: first quarter underlying attributable profit was 137% higher than previous year, driven by ALCO portfolio sales and lower costs and provisions.
•Poland: interest rates cuts negatively impacted net interest income year-on-year, partially offset by the positive performance in net fee income. Costs were down thanks to the efficiency measures and our restructuring plan execution. Loan-loss provisions were 25% lower. Higher provisions for potential losses related to CHF mortgages led to an underlying attributable profit decrease of 5%.
•Other Europe: SCIB had an excellent quarter across the region, more than doubling revenue versus the previous year, on the back of strong Markets results. Costs rose 14% year-on-year, while provisions remained virtually stable.
In the quarter, underlying attributable profit rose 217% with positive operating jaws and lower provisions.

Europe. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	4,149	+12%	+13%
Expenses	-2,071	+2%	-4%
Net operating income	2,077	+24%	+36%
LLPs	-595	-36%	-40%
PBT	1,231	+235%	+315%
Underlying attrib. profit	826	+217%	+338%
Detailed financial information on page 54

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Primary segments

Spain	Underlying attributable profit
EUR 243 mn
Commercial activity and business performance
In individuals, positive commercial dynamism in the first quarter, notably residential mortgages (new lending +17% year-on-year) and consumer finance, recovering close to pre-covid levels.
Growth was recorded in our main loyalty drivers, with double-digit increases in protection insurance, notably non-credit related premiums (+47%) and reaching record highs in net sales of funds, which enabled us to increase our loyal customer base by 6%.
Regarding the self-employed, SMEs and corporates, of note was the year-on-year increase in Factoring (+12%) and Confirming (+1%), despite the slowdown in the demand for loans and advances to customers. In transactional products, we grew our PoS customer base by 16% and increased our market share by 157 bps year-on-year.
As a result, gross loans and advances to customers (excluding reverse repos) fell slightly in the quarter (-2%), mainly driven by wholesale banking, in line with market deleveraging. On a year-on-year basis, growth was 3%, mainly due to SMEs and corporates.
Customer funds were 10% higher year-on-year, with customer deposits up 6% and mutual funds +23%, driven by sustained net positive inflows in the last 11 months.
Results
Underlying attributable profit in the first quarter amounted to EUR 243 million, 170% higher year-on-year. By line:
•Total income had no material change, with 10% growth in net interest income, but negatively affected by lower fee income (-9%) from reduced economic activity amid the pandemic.
•We continued our cost reduction efforts (-8% year-on-year), on the back of the transformation of our distribution model.
•This enabled net operating income to grow 9% year-on-year.
•Lower loan-loss provisions (-29%) following normalization in an environment in which we remained focused on proactive risk management, which enabled us to improve the cost of risk quarter-on-quarter. The NPL ratio fell to 6.18% despite the challenging economic environment.
Compared to the fourth quarter, strong profit improvement driven by lower provisions and the contribution to the DGF recorded in the previous quarter.

Spain. Underlying income statement
EUR million and % change
	Q1'21	/ Q4'20	/ Q1'20

Revenue	1,785	+9%	0%
Expenses	-867	-1%	-8%
Net operating income	918	+21%	+9%
LLPs	-449	-27%	-29%
PBT	340	—	+203%
Underlying attrib. profit	243	—	+170%
Detailed financial information on page 55

United Kingdom	Underlying attributable profit
EUR 294 mn
(changes in constant euros)
Commercial activity and business performance
We continue our focus on building deeper customer relationships and a seamless customer experience. Our priorities are aligned to the One Santander strategy. These include accelerated customer digital adoption, reshaping of our property footprint, faster digitalization and automation. Digital customers increased 7% and digital transactions 15% year-on-year.
Our strategic transformation programme continues. In Q1’21 we announced the proposed closure of 111 branches, reflecting the continued shift by customers towards online and mobile banking, as we rethink our workplaces.
Gross loans and advances to customers (excluding reverse repos) increased 1% compared to March 2020, with increases in mortgage lending of GPB 3.4 bn, as well as GBP 4.9 bn of government backed business loans to support customers through the pandemic, offset by reduction in our Corporate & Investment Banking business.
Customer funds were 8% greater year-on-year, with both Retail Banking and corporate deposits strongly up reflecting customer spending patterns during the covid-19 pandemic.
Results
Underlying attributable profit in the first three months of 2021 of EUR 294 million, up 470% year-on-year (in constant euros):
•Total income was up 12%, with rebound in net interest income through decisive management deposit repricing actions, mainly the 1I2I3 Current Account, as well as higher customer balances, partially offset by lower asset yields. Net interest income increase was partially offset by reduced fee income from regulatory changes to overdrafts that took effect in April 2020, and lower customer activity.
•Costs reduced 4%, continuing to reflect efficiency savings from our transformation programme. As a result, efficiency ratio improved 9.5 pp reaching 58.7%.
•Loan-loss provisions decreased significantly reflecting the impact of covid-19 provisioning in Q1’20. The cost of credit remained low (21 bps) and the NPL ratio was 1.35%, in line with our prudent approach to risk management. Underlying credit quality remains robust with low arrears and defaults.
Against the previous quarter, underlying attributable profit increased 68%. The increase was predominantly driven by lower credit impairment and also reflected the accounting for the UK Bank Levy, which is recognized annually in the fourth quarter.

United Kingdom. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	1,111	+3%	+12%
Expenses	-652	+5%	-4%
Net operating income	459	0%	+45%
LLPs	-18	-82%	-90%
PBT	410	+100%	+477%
Underlying attrib. profit	294	+68%	+470%
Detailed financial information on page 56

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Primary segments

Portugal	Underlying attributable profit
EUR 161 mn

Commercial activity and business performance
We continued with our transformation strategy, simplifying our processes and commercial proposition, in order to provide the best customer service:
•Strong increase in digital adoption (web and mobile). The number of digital customers increased 22% year-on-year and digital sales were higher and now account for 59% of the total.
•We launched cuenta Santander, aimed at attracting new customers, which combines a wide range of services provided under a single fee and also allows, through marginal cost, to include Mundo 123 benefits, which continued to be a key loyalty driver.
•Complete risk insurance offering for individuals and corporates, through our JV with Aegon and Mapfre.
Gross loans and advances to customers (excluding reverse repos) increased 5% year-on-year, backed by steady growth in SMEs and mortgages.
Customer funds rose 5%, with growth in demand deposits (+12%) and mutual funds (+34%), amid the low interest rate environment.
Results
Underlying attributable profit in the first quarter was 137% higher year-on-year at EUR 161 million, driven by:
•Customer revenue dropped 4% weighed down by the impact of the pandemic and lockdown measures (reflected in lower activity), together with lower interest rates. However, total income soared 22% driven by gains on financial transactions from higher ALCO portfolio sales.
•Costs dropped 3% driven by the ongoing transformation process. All these resulted in a significant efficiency improvement to 34.2% (-9 pp).
•Loan-loss provisions declined 57%. The cost of credit was 38 bps and the NPL ratio fell to 3.84% (mainly driven by moratoria).
Compared to the previous quarter, underlying attributable profit increased strongly, driven by gains on financial transactions and lower costs and provisions.

Portugal. Underlying income statement
EUR million and % change
	Q1'21	/ Q4'20	/ Q1'20

Revenue	427	+35%	+22%
Expenses	-146	-2%	-3%
Net operating income	281	+67%	+41%
LLPs	-35	-17%	-57%
PBT	234	+75%	+139%
Underlying attrib. profit	161	+69%	+137%
Detailed financial information on page 57

Poland	Underlying attributable profit
EUR 21 mn
(changes in constant euros)
Commercial activity and business performance
Retail and SME banking activity improved. We increased sales in all key products in the quarter, and among others, we achieved record net sales in mutual funds in February, as well as strong brokerage results. However, activity remained below pre-covid levels.
Regarding BCB (Business Corporate Banking), business dynamics improved year-on-year and CIB maintained its leading position in the local market.
We introduced new products and services in the quarter to improve access to credit for customers with a good risk profile.
Gross loans and advances to customers (excluding reverse repos) were down 1% year-on-year. By segment, corporates and institutions fell 6%, individuals remained flat, SMEs rose 1% and CIB increased 5%.
Deposits grew 17% year-on-year, boosted by SMEs and CIB. We continued to actively manage deposits to optimize the cost of funding.
Results
Underlying attributable profit in the first quarter amounted to EUR 21 million, down 5% year-on-year, impacted by the charge regarding Swiss franc mortgages, as net operating income after loan-loss provisions rose 40%, as follows:
•Total income rose 3%: lower net interest income (-15%), impacted by interest rate cuts, was offset by net fee income (+14%, boosted by increased transactionality, cards and securities services) and the lower contribution to the BFG.
•Costs dropped 3% mainly due to lower personnel expenses.
•Loan-loss provisions plummeted 25% due to lower charges in the SME and individual segments.
In the quarter, profit was flat, despite the BFG contribution, which is recorded in the first quarter.

Poland. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	357	-7%	+3%
Expenses	-158	+4%	-3%
Net operating income	199	-14%	+8%
LLPs	-68	-15%	-25%
PBT	58	-12%	-1%
Underlying attrib. profit	21	0%	-5%
Detailed financial information on page 58

28	January - March 2021

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Primary segments

NORTH AMERICA	Underlying attributable profit
EUR 773 mn
Executive summary (changes in constant euros)
→ In North America, the US and Mexico continue to be managed according to a teamwork culture. Synergies between countries further increased, enhancing the regional approach while implementing local priorities, leveraging each country's best practices and avoiding duplication.
→ Sharp increase in customer funds boosted by higher deposits in SBNA and the New York branch. Loans and advances to customers fell dampened by the negative economic impact from the pandemic and the Puerto Rico and Bluestem portfolio disposal.
→ Underlying attributable profit surged 205% year-on-year, driven largely by lower provisions in the US.

Strategy
In line with Grupo Santander's strategy to increase the weight of the most profitable areas:
•In 2020, we increased our stake in Santander Consumer USA (SC USA), reaching more than 80% ownership by the end of the year.
•In line with this strategy, on 26 March 2021, the Group announced that it intends to repurchase the outstanding shares of Santander México that it does not already own (8.3%). This transaction is expected to be completed in the second or third quarter of 2021, subject to regulatory approvals.
•In addition, Banco Santander International (BSI) announced a transaction to acquire USD 4.3 billion in client assets and liabilities from Indosuez Wealth Management, the global wealth management brand of Crédit Agricole group. The transaction will help to solidify BSI’s market leading position and to support the growth of one of Santander US’s most profitable businesses.
•As for our regional strategy, synergies across countries increased further as we continued to run joint initiatives that included:
•Further development of the USMX trade corridor. SCIB and Commercial Banking continued to work to deepen relationships with existing customers and increase customer attraction in both countries, which was reflected in corridor revenue growth (SCIB: +21%; Commercial Banking: +37%).

Loyal customers. March 2021
Thousands. % loyal / active customers

37%	/ active customers	24%	39%

4,032

•Boost customer attraction and retention through loyalty strategies (such as initiatives to attract payrolls), or broadening our service and product proposition (such as the commission-free remittance service from Santander US branches to any bank in Mexico). At the same time, ongoing development of payment alternatives for the USMX trade corridor, such as Pago FX.
•Drive cultural transformation to improve customer and employee experience, by sharing best practices, such as the success in implementing loyalty programmes in Mexico and the Consumer Banking transformation plan at Santander Bank (SBNA), as well as SC USA's experience in the auto business.
•Continue to reduce duplications in the operating model, platform and architecture, leveraging our existing capabilities to optimize expenses and increase profitability via our common value proposition.
To this end, we are consolidating the intra-regional IT function: operations know-how, digitalization, hubs, front-office and back-office, and addressing common challenges, together with the integration of the regional IT platform (MEXUS).

Digital customers. March 2021
Thousands. YoY % change[1]

+13%	YoY	+8%	+15%

6,308

(1) Excluding Puerto Rico disposal impact

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Primary segments

In addition, in terms of their local priorities:
United States
After the covid-19 crisis, Santander US has continued to support its customers, employees and communities while pursuing its strategic priorities.
Santander US remains focused on customer experience and growing core customers and deposits through commercial, branch and digital transformation initiatives. It continues to leverage its deposit base to support its CRE and CIB businesses and strengthen its auto finance partnership.
The auto business is ideally positioned to benefit from the renewed demand for used vehicles through rigorous risk-adjusted originations via its dealer network, enhancing its partnership with Stellantis.
Santander US continues to demonstrate regulatory progress as the Federal Reserve terminated its 2017 Written Agreement with Santander Holding USA and the Office of the Comptroller of the Currency upgraded Santander Bank’s Community Reinvestment Act rating to “Outstanding”.
Mexico
The multichannel innovation and boost to digital channels continued to strengthen our value proposition with new products and services, allowing us to make headway with our customer attraction and loyalty strategy.
In line with our goal to enhance customer experience and the distribution model, we continued to run projects such as the increase in the number of full function ATMs to 1,411 and the transformation of 579 branches, as well as the instalment of queue management systems and dividing screens that allow for mobility and organized distribution of customers within the branches, in addition to increasing the security and privacy of customers and employees.
We signed an alliance with Honda for auto financing, in line with our aim of becoming a relevant competitor in this segment.
We continued to promote the use of digital channels through campaigns and incentive programmes to boost the activation of the electronic signature and the use of digital cards, as well as the launch of the digital debit card that can be activated through SuperWallet. Moreover, we continued with the consolidation of the Hipoteca Online platform, with more than 75% of transactions made through digital channels in the quarter.
Digital customer attraction leveraged our strategic alliances with Contpaqi and Getnet.

Business performance. March 2021
EUR billion and YoY % change in constant euros[1]

123	-1%	127	+11%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
(1) Excluding Puerto Rico and Bluestem portfolio disposal impact
Lastly, in line with our goal of offering customers new service standards to increase customer satisfaction, we developed a new service model for high income individuals, to differentiate the value proposition of its three segments: Select Black, Select and Evolution.
Business performance
Gross loans and advances to customers excluding reverse repos fell 4% year-on-year, affected by the negative economic impact arising from covid-19 and Puerto Rico and Bluestem portfolio disposal. Loan demand in the US normalized following the uptick from the pandemic.
Solid year-on-year growth in customer funds (+8%) mainly driven by deposit growth in the US and the positive performance in mutual funds in both countries.
Results
In the first three months of 2021, underlying attributable profit was 205% higher year-on-year at EUR 773 million (29% of the Group’s total operating areas):
•Total income increased 4%. Net interest income dropped 2% dampened by lower interest rates, mainly in Mexico.
These declines were closely matched by higher gains on financial transactions, leasing and net fee income (+7%).
•Costs rose at a slower pace than total income and the efficiency ratio improved to 41.5%. The reduction measures implemented in 2020 will have a positive impact in 2021, which will make funds available for new digital and business initiatives.
•Loan-loss provisions plummeted by 65%. Cost of credit improved to 2.34% (2.92% in December 2020), the NPL ratio stood at 2.39% and coverage was 153%.
Compared to the previous quarter, underlying attributable profit surged 89% primarily driven by net fee income, higher gains on financial transactions due to volatility management, cost reduction and lower provisions.

North America. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	2,768	+3%	+4%
Expenses	-1,149	-5%	+3%
Net operating income	1,620	+10%	+4%
LLPs	-393	-49%	-65%
PBT	1,207	+88%	+197%
Underlying attrib. profit	773	+89%	+205%
Detailed financial information on page 60

30	January - March 2021

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Primary segments

United States	Underlying attributable profit
EUR 616 mn
(changes in constant euros)
Commercial activity and business performance
Santander US remains focused on using its strong capital and Northeast deposit base to support its consumer and commercial customers.
The work conducted over the last few years, the resilience of its core business lines and the strength of the balance sheet allowed Santander to be uniquely positioned to benefit from improving market conditions.
As a result, auto originations increased 24% versus the first quarter of 2020. Santander US continues to leverage its strong deposit base to support prime originations and its relationship with Stellantis.
Gross loans and advances to customers (excluding reverse repos) decreased 3% year-on-year as lending growth in auto, stabilization in commercial banking and originations through the Paycheck Protection Program did not offset Puerto Rico and Bluestem portfolio disposal impacts. Excluding this impact, loans up 1%.
Customer funds (excluding repos) continued to exhibit strong year-on-year performance growing 12% boosted by demand deposits, corporate deposits and mutual funds. Excluding disposal impact, customer funds increased 17% year-on-year.
Results
Underlying attributable profit in the first quarter of 2021 was EUR 616 million, the highest contribution among all markets, following the strong year-on-year increase backed by net operating income (+13%; +19% excluding the disposals impact) and improved cost of credit. By line:
•Total income increased 8%. The lower rate environment and covid-19 continued to pressure net interest margin, but these headwinds were offset by strong net fee income, which rose 5% (18% QoQ) benefiting from capital markets and WM activity, and other operating income, which was 66% higher driven by strong mortgage originate-to-distribute activity and auto leasing.
•Disciplined expense management allowed for costs to remain virtually stable, resulting in an improvement of the efficiency ratio to 39.3% (-2.6 pp).
•Loan-loss provisions decreased 81%, as the improved macroeconomic outlook and customer loan relief led to strong credit performance in the quarter.
Compared to the previous quarter, underlying attributable profit was 144% higher due to better performance on leases as the economy starts to recover. In addition, higher net fee income and gains on financial transactions, improved costs and LLPs reduction.

United States. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	1,902	+7%	+8%
Expenses	-748	-2%	+1%
Net operating income	1,154	+13%	+13%
LLPs	-165	-71%	-81%
PBT	974	+132%	+654%
Underlying attrib. profit	616	+144%	+1,017%
Detailed financial information on page 61

Mexico	Underlying attributable profit
EUR 182 mn
(changes in constant euros)
Commercial activity and business performance
Gross loans and advances to customers (excluding reverse repos) down 6% year-on-year, as corporate loans began to normalize following the uptick at the beginning of the pandemic. Credit cards continued to be affected by lower activity during lockdown. Nevertheless, loans to individuals grew 7%, notably mortgages (+12%).
In this regard, we made our commercial strategy a priority, with innovative products and services such as Hipoteca Plus, which rewards customer relationships and reduces interest rates if they meet certain requirements, and Hipoteca Free, Mexico's first commission- and insurance-free mortgage. We also launched a remortgage campaign for Private Banking clients, in line with our focus on customer attraction.
Customer funds grew 1%. Deposits were 2% lower, dragged down by corporates following the uptick at the beginning of the pandemic, offsetting the sharp growth recorded in individuals (+27%). Mutual funds were up 11%.
Results
Underlying attributable profit in the first quarter of 2021 of EUR 182 million, 7% lower year-on-year in constant euros:
•Total income was 4% lower impacted by the 6% fall in net interest income as a result of interest rate cuts and lower portfolio volumes. Net fee income was up 8% mainly from transactional fees, and gains on financial transactions increased driven by volatility management and a relatively low Q1'20.
•Operating expenses increased 1% in nominal terms, mainly driven by technology costs and the increase in amortizations, as personnel expenses were lower. In real terms, costs fell 3%.
•Loan-loss provisions dropped 7% despite the charges recorded for certain corporate customers.
Against the previous quarter, underlying attributable profit increased 6% primarily due to higher gains on financial transactions and lower costs (-12%).

Mexico. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	865	-3%	-4%
Expenses	-373	-12%	+1%
Net operating income	492	+5%	-7%
LLPs	-228	+7%	-7%
PBT	259	+9%	-7%
Underlying attrib. profit	182	+6%	-7%
Detailed financial information on page 62

January - March 2021	31

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Primary segments

SOUTH AMERICA	Underlying attributable profit
EUR 773 mn
Executive summary (changes in constant euros)
→ We continued to progress on our strategy to strengthen connectivity across regions and enable the export of positive experiences across units, to continue capturing new business opportunities and boosting growth.
→ We remain focused on delivering profitable growth, improving customer experience and loyalty, together with cost and risk control.
→ Close to double-digit growth year-on-year in both loans and advances to customers and customer deposits, underpinned by a wide range of product and service offering.
→ Underlying attributable profit surged 41% year-on-year backed by positive total income performance and lower provisions following covid-19 related charges recorded in Q1'20.

Strategy
South America is a region with great growth potential and banking penetration opportunities. We remained focused on growing in the region backed by the recovery of activity, higher volumes, a comprehensive risk management and greater productivity.
We continued to implement work protocols in all countries to protect our employees' health, while supporting our customers through products and services to mitigate the impact of the pandemic.
We maintained our strategy of capturing synergies across business units:
•In consumer finance, Santander Brasil exported its new and used vehicle financing platform to other countries, and we started the roll-out of Cockpit in Argentina and Peru, a platform to streamline management of car dealerships. Santander Chile increased car insurance sales despite reduced financing activity; we grew the auto business and increased customer loyalty through insurance and digitalization in Colombia; and we continued to specialize in consumer credit and used vehicle financing in Peru.
•In the acquiring business, we continued to roll out Getnet in Argentina and Chile, based on the successful model of Brazil, where we announced the spin-off of Getnet in line with the Group's strategy of consolidating its global payments platform, PagoNxt, and which would transfer ownership of Getnet to Santander Brasil’s shareholders.

Loyal customers. March 2021
Thousands. % loyal / active customers

27%	/ active customers	24%	43%	52%	24%

9,052

•Collaboration between countries continued to increase, with projects such as the joint SCIB business initiative, that seeks to consolidate and deepen relationships with multinational clients, in order to improve customer service and increase customer attraction and loyalty across countries.
•We made further progress in digitalization to enhance service quality. Digital channels are key to increase transactionality and customer loyalty. As a result, loyal and digital customers were 17% and 21% higher, respectively.
•We continued to promote inclusive and sustainable businesses, such as Prospera, our micro-credit programme, which is already implemented in Brazil, Uruguay and Peru and through which Brazil and Chile granted green loans.
The main initiatives by country were:
•Brazil: commercial activity recovered to pre-covid-19 levels spurred on by our swift implementation capacity, which was reflected in market share gains in lending, mainly in secured loans. We remained focused on capturing business opportunities: in mortgages, we hit the highest number of sales of a first quarter, we continued to increase our current account customer base and in auto we maintained our market share leadership in individuals (25%).

Digital customers. March 2021
Thousands. YoY % change

+21%	YoY	+20%	+31%	+20%	+23%

21,623

32	January - March 2021

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Primary segments

On the other hand, we will continue to progress on the international expansion of Getnet and strengthen its position within PagoNxt's global strategy. We also made headway in the digitalization of products and processes to improve efficiency and optimize risk models.
•Chile: we focused on digital banking and enhancing customer service. Santander Life and Superdigital continued to attract new customers. On the other hand, we officially launched Getnet, which can be connected to other products offered by Santander Chile. Workcafé developed a new website to create a community where SMEs can sell their products directly on the platform and request assistance to launch their own website. In addition, Autocompara became the leader in insurance premium sales.
•Argentina: we continued to improve our customer care model through digital transformation, with initiatives such as the roll-out of a fully digital onboarding process, digital recoveries, and new products such as electronic cheques, comex and insurance, raking first among finance apps. We introduced new digital channels such as WhatsApp, a virtual assistant, emails and online notifications. We also progressed in building an open financial services platform through Getnet. In addition, we achieved achieved third place in the ranking of companies with more than 1,000 employees by GPTW.
•Uruguay: we continued to make progress in our technological transformation and the modernization of our channels and processes through the expansion of Santander Lockers, the launch of Car-One, a branch specialized in car loans, and the consolidation of A sola selfie in its financial entities.
•Peru: we increased deposit taking, improving its structure and cost of funding. Our auto loan financial entity reached 25% market share and continued to expand its activity in consumer loans and used vehicles financing.
•Colombia: we remained focused on corporate clients, conducting M&A advisory transactions. Regarding consumer finance, we started product marketing and digitalization through market places.

Business performance. March 2021
EUR billion and YoY % change in constant euros

120	+10%	150	+12%

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Business performance
Gross loans and advances to customers (excluding reverse repos) increased 10% year-on-year, with double-digit rises in all country units except Chile and Uruguay.
Customer funds (excluding repos) rose 12%, growing at double-digit rates in all markets except Chile, mainly due to the strong performance of deposits (+17%), both demand and time deposits (+30% and +9%, respectively). Mutual funds rose 2%.
Results
Underlying attributable profit in the first quarter amounted to EUR 773 million, up 41% year-on-year:
•Total income increased 10% underpinned by net interest income (+8%), gains on financial transactions and, to a lesser extent, net fee income.
•Costs rose well below total income growth, largely due to in Argentina (affected by higher inflation and salary agreement). Of note was cost management in Brazil and Chile (-3% and +0.7%, respectively in nominal terms; -6% and -2% in real terms). The efficiency ratio improved 1.3 pp YoY to 34.4% enabling net operating income to increase by 12%.
•Loan-loss provisions dropped by 33% driven by covid-19 related provisions recorded in 2020. In credit quality, the NPL ratio fell to 4.30%, coverage increased 98% and the cost of credit improved to 2.81%.
By country, Brazil, Chile and Argentina recorded sharp underlying attributable profit growth due to the positive performance in total income and lower provisions. Peru increased its profit backed by higher customer revenue. Decreases were recorded in Uruguay, due to lower net interest income (interest rate cuts) and Colombia, affected by higher provisions.
Compared to the fourth quarter, net operating income after LLPs rose 11% boosted by lower costs and provisions. Conversely, underlying attributable profit fell 3%, dampened by some seasonality in total income, covid-19 related lockdowns in several countries and a higher tax burden.

South America. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	3,539	-1%	+10%
Expenses	-1,219	-11%	+5%
Net operating income	2,320	+5%	+12%
LLPs	-683	-6%	-33%
PBT	1,505	+6%	+59%
Underlying attrib. profit	773	-3%	+41%
Detailed financial information on page 64

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Primary segments

Brazil	Underlying attributable profit
EUR 562 mn
(changes in constant euros)
Commercial activity and business performance
We continued to make headway with our commercial strategy:
•In auto, we launched Aprova+, a competitive offer to boost vehicle sales. Troca+Troco, an alternative to improve our customer's financial situation, reached more than 11,900 contracts since its launch in Q2'20.
•In acquiring, we added new functionalities in the Way app to give our customers more autonomy.
•In mortgages, new lending in the first three months of the year surged 132% year-on-year and 101% in home equity, through Usecasa.
•In corporates, we enhanced our channels with the launch of GENTE, our collective intelligence tool.
•Within our ESG strategy, our shares were included in the Carbon Efficient Index portfolio (ICO2) by B3.
As for volumes, gross loans and advances to customers excluding reverse repos grew 13% year-on-year. Positive performance across segments, particularly in individuals and SMEs.
Customer funds increased 12% year-on-year, boosted by customer deposits excluding repos, driven by demand and time deposits (+23% and +26%, respectively). Mutual funds dropped 5%.
Results
First quarter underlying attributable profit of EUR 562 million (+47% year-on-year). Of note:
•Total income rose 8% boosted by net interest income (+6%, due to larger volumes) and higher gains on financial transactions.
•Costs dropped 3%, which enabled net operating income to rise 14% and the efficiency ratio to improve by 3.3 pp year-on-year to 28.7%.
•Net loan-loss provisions dropped 31%, due to higher provisions recorded in 2020 related to the pandemic. Cost of credit improved to 3.79%, NPL ratio to 4.42% and coverage ratio was high at 117%.
In the quarter, underlying attributable profit was 3% higher on the back of net interest income and strong cost reduction.

Brazil. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	2,521	+2%	+8%
Expenses	-723	-16%	-3%
Net operating income	1,799	+12%	+14%
LLPs	-549	+1%	-31%
PBT	1,154	+12%	+66%
Underlying attrib. profit	562	+3%	+47%
Detailed financial information on page 65

Chile	Underlying attributable profit
EUR 153 mn
(changes in constant euros)
Commercial activity and business performance
We remained focused on increasing new customer attraction and loyalty, maintaining a strategy aimed at offering attractive returns based on our digital transformation:
•We introduced Getnet in Chile with great success, installing 13,800 PoS, of which 70% were sold digitally.
•We continued to promote our Santander Life programme, reaching more than 570,000 customers (+245% year-on-year).
•Superdigital has more than 140,000 customers, increasing 442% year-on-year.
•Regarding ESG initiatives, we issued the first sustainable bond to finance the Women SME segment.
•All these measures led to a year-on-year increase in loyal (+15%), current account (+36%) and digital customers (+31%).
In volumes, gross loans and advances to customers (excluding reverse repos) increased 1% year-on-year, as growth in SMEs and mortgages was closely matched by the fall in consumer lending and corporates.
Customer funds (excluding repos) were 5% higher, as we continued to improve the funding mix. Demand deposits rose 42% and time deposits were 30% lower. Mutual funds increased 21%.
Results
Underlying attributable profit in the first quarter amounted to EUR 153 million, 55% higher year-on-year, as follows:
•Total income increased 9% driven by the 9% climb in net interest income (higher mortgage volumes and inflation, and lower cost of deposits) and higher gains on financial transactions. Net fee income showed signs of recovery, increasing 1%.
•Costs remained broadly stable due to lower personnel expenses. As a result, the efficiency ratio improved to 38.4% (-3.3 pp year-on-year).
•Loan-loss provisions were 39% lower due to covid-19 related charges in Q1'20. Cost of credit was 1.33%. The NPL ratio stood at 4.74%.
In the quarter, profit fell 10% mainly from the impact of lower inflation in net interest income and increased tax burden.

Chile. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	614	0%	+9%
Expenses	-236	+4%	+1%
Net operating income	378	-3%	+16%
LLPs	-100	+2%	-39%
PBT	277	-6%	+71%
Underlying attrib. profit	153	-10%	+55%
Detailed financial information on page 66

34	January - March 2021

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Primary segments

Argentina	Underlying attributable profit
EUR 45 mn
(changes in constant euros)
Commercial activity and business performance
We remained focused on the transactional business and customer service through initiatives in innovation, an enhanced customer care model, and the digital transformation of the main processes and products. This was reflected in customers and digital sales growth, and in our app, the best rated on iOS and Android. In addition, we launched various initiatives:
•Since its launch in October 2020, Getnet reached 21,000 customers.
•Santander Consumer signed several alliances and launched Cockpit.
•We made headway in ESG initiatives. We placed the first green bond issued on the primary local debt market in February.
Gross loans and advances to customers (excluding reverse repos) rose 47% year-on-year, driven by SME loans and cards. Dollar balances declined in the currency of origin.
Customer deposits (excluding repos) rose 52% year-on-year spurred by peso deposits, as foreign currency balances declined, and the 140% increase in mutual funds. The excess liquidity is placed in central bank notes.
Results
Underlying attributable profit in the first three months was EUR 45 million, 103% higher year-on-year in constant euros:
•Total income grew 26%, underpinned by net interest income, net fee income rebound and higher gains on financial transactions.
•Costs increased 40%, affected by inflation and salary agreements. Net operating income rose 7%.
•Loan-loss provisions fell 71% due to covid-19 related provisions recorded in 2020. The cost of credit improved to 4.55%, the NPL ratio to 2.32% (-165 bps year-on-year) and coverage rose to 232%.
Compared to the previous quarter, profit was 21% higher, boosted by lower costs and provisions.

Argentina. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	262	-21%	+26%
Expenses	-171	-13%	+40%
Net operating income	92	-31%	+7%
LLPs	-14	-80%	-71%
PBT	44	+16%	+53%
Underlying attrib. profit	45	+21%	+103%
Detailed financial information on page 67

Other South America
(changes in constant euros)
Uruguay
The consolidation of our business model enabled us to attract new customers and gain market share in key businesses. Gross loans and advances to customers (excluding reverse repos) were up 6%, with positive performance in retail loans. Customer deposits rose 15% boosted by demand deposits.
Underlying attributable profit in the first quarter of EUR 26 million, 11% lower year-on-year:
•Total income dropped 8% mainly driven by the fall in net interest income (significant drop in interest rates) and lower gains on financial transactions. Positive net fee income performance (+14%).
•Costs grew 4%, at a slower pace than inflation.
•Loan-loss provisions decreased 42%. Cost of credit stood at 2.00 % and coverage was 104%.
Compared to the fourth quarter, underlying attributable profit was down 18% dampened by lower net fee income and increased costs related to a higher commercial activity.
Peru
Gross loans and advances to customers excluding reverse repos rose 16% year-on-year and customer deposits were 23% higher backed by demand deposits.
First quarter underlying attributable profit amounted to EUR 12 million, +19% year-on-year:
•Total income rose 46% mainly due to customer revenue. Costs rose at a slower pace than income, improving the efficiency ratio to 28.6%.
•Loan-loss provisions rose due to preventive impairments. The NPL ratio was 0.79% and coverage stood a 178%.
Colombia
Gross loans and advances to customers excluding reverse repos rose 31% year-on-year and customer deposits +24% backed by demand and time deposits.
Underlying attributable profit in the first quarter of EUR 5 million, 9% lower year-on-year:
•Total income grew 13% driven by net interest income and gains on financial transactions. Costs increased 13% due to business development and technology expenses.
•Loan-loss provisions were higher but credit quality was maintained: the NPL ratio was 0.42%, cost of credit of 0.61% and coverage remained high (235%).

Other South America. Underlying income statement
EUR million and % change in constant euros

	Net operating income		Underlying attributable profit

	Q1'21	/ Q1'20	Q1'21	/ Q1'20
Uruguay	44	-17%	26	-11%
Peru	25	+57%	12	+19%
Colombia	11	+13%	5	-9%

January - March 2021	35

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Primary segments

DCB	DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 291 mn
Executive summary (changes in constant euros)
→ As a result of the health crisis, new lending fell 3% year-on-year, especially in January and February, dampened by tougher government restrictions on movement and lockdowns than in the same period of 2020, although we have seen signs of recovery in activity in March.
→ Ongoing execution of the strategic operations initiated in 2020, accelerating the combined business digitalization and beginning the path to convert single-product creditors into full customers, while maintaining high profitability and best-in-class efficiency.
→ Underlying attributable profit was EUR 291 million, improving 25% year-on-year, primarily due to lower provisions recorded in the year. Underlying ROTE remained at double-digits (12%), with a RoRWA in SCF of 2.0%.

Strategy
Santander Digital Consumer Bank is the leading digital consumer finance bank in Europe, created through the combination of Santander Consumer Finance (SCF) and Openbank's strengths: combining the scale and leadership of SCF in Europe, and Openbank’s digital capabilities. The aim is to generate synergies for both businesses:
•SCF will leverage Openbank's IT capabilities to further improve its digital operating system and provide a better service to its customers and partners (OEMs, retailers and individuals) at a lower cost.
•Openbank will be able to offer retail banking products to SCF's large customer base to expand retail capabilities across Europe with lower acquisition costs.
•SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe, including the recent launch in Greece, China and Canada). SCF works through more than 130,000 associated points of sale (mainly auto dealers and retail merchants) through its growing number of agreements with OEMs and retail distribution groups.

DCB. Loan distribution
March 2021

Germany

Nordics

Spain

France

The UK

Italy

Poland

Others

•Openbank is the full-service European largest digital bank. It offers current accounts, cards, loans and mortgages and state-of-the-art robo-advisor and open platform brokerage services. Openbank is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on its expansion across Europe and the Americas.
Our main priorities for 2021 are to:
•Auto: strengthen our auto financing leadership position, reinforce the leasing business and develop subscription services across our footprint. We will also develop digital online channels for the future and serve customers through 75,000 dealer and OEM points of sale. We also generated around 2 million new contracts to customers in 2020 and have an EUR 90 billion loan book in Q1’21.
•Consumer Non-Auto: gain market share in consumer financing solutions leveraging our position to grow in e-commerce, checkout lending and BuyNowPayLater (BNPL), serving customers through 55,000 physical and digital points of sale. We generated close to 6 million new contracts in 2020, and a loan book of EUR 19 billion in Q1’21.
•Retail: improve digital capabilities to increase customer loyalty among our 1.5 million customer base, boosting digital banking activity, which currently has EUR 35 billion in customer funds.
•Cost reduction and simplification: accelerate digitalization to transform the business and improve efficiency. The main drivers are:
–Organizational simplification: transition from banking licenses to branches in the Western hub.
–Streamlining IT: leveraging Digital ODS Openbank’s platform, the technology and data capabilities with a Digital Banking APIs of a SaaS (Software as a Service) model.
–Redefinition of our distribution model and increased process automatization.

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Primary segments

Thanks to all these initiatives, we have great potential for the enhancement of the Digital Consumer Bank business through our 19 million active customers, by creating stronger customer relationships while integrating Santander ESG criteria. We want to serve our current and future customers with a positive environmental impact by developing business solutions, such as: financing electric vehicles, carbon compensation services already offered in all countries; financing of electric chargers, solar panels, green heating systems, etc.
Business performance
In Q1’21, new lending dropped 3% year-on-year, impacted by lockdown measures in some countries where DCB operates, and considering that Q1'20 was virtually affected by covid-19. The largest falls were in Central Europe, especially in Germany, the Netherlands and Austria. However, demand showed signs of recovery in March, after the weak activity recorded in January and February.
In order to compensate lost revenue, several measures are being carried out including expense reductions and income initiatives in pricing and cost of funding.
The stock of loans and advances to customers excluding reverse repos was EUR 115.7 billion, slightly lower than in 2020 excluding exchange rates impact, despite the strong impact from covid-19 isolation measures in the majority of markets where DCB operates.
Of note in Q1’21 was the progress made on the following initiatives: the enhancement of our pan-European leasing proposition; the implementation of the new consumer finance solution among more than 2.000 retail points of sale in Italy, thanks to the creation of TIMFIN joint venture; and the set-up of the new Western Hub operating structure as we transition from banking licenses to branches in order to improve efficiency.

Activity
March 2021. EUR billion and % change

-1%
	QoQ		+3%
QoQ
116
	-1%	54	+8%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
Results
Underlying attributable profit in the first quarter was EUR 291 million, 25% higher year-on-year. By lines:
•Total income increased slightly compared to 2020 (+1%). Net interest income down mainly impacted by the lower portfolio in Spain and interest rate limitations in Poland, offset by higher income from operational leasing activity, following the acquisition of Sixt Leasing Germany in 2020.
•Costs remained virtually flat and fell 4% at constant perimeter. The efficiency ratio stood at 46.1% in Q1’21, slightly below the previous year. Net operating income rose 1%.
•Strong reduction in loan-loss provisions (-50%) due to the impact of covid-19 provisioning in Q1’20. Positive credit quality performance, with a cost of credit of 0.69% and an NPL ratio of 2.23%.
•By country, the largest contribution to the underlying attributable profit came from Germany (EUR 83 million), Nordic countries (EUR 57 million), the UK (50 million), France (EUR 35 million) and Italy (EUR 33 million).
Compared to the previous quarter, underlying attributable profit decreased 16% due to one-off insurance earn-outs and net portfolio sales in the quarter.

DCB. Underlying income statement
EUR million and % change in constant euros

	Q1'21	/ Q4'20	/ Q1'20

Revenue	1,304	-4%	+1%
Expenses	-600	0%	+1%
Net operating income	703	-8%	+1%
LLPs	-166	-20%	-50%
PBT	506	-10%	+26%
Underlying attrib. profit	291	-16%	+25%
Detailed financial information on page 69

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Primary segments

Corporate Centre	Underlying attributable profit
EUR -527 mn
Executive summary
→ In the health crisis, the Corporate Centre continued to play its role supporting the Group. The progressive return of employees to the workplace was completed, with a mixture of on-site and remote working, always following health authorities recommendations, maintaining a high level of flexibility to meet individual needs.
→ The Corporate Centre’s objective is to aid the operating units by contributing value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.
→ Underlying attributable loss decreased 49% compared to the first quarter of 2020, mainly due to lower costs and tax burden.

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:
•Making the Group’s governance more solid, through global control frameworks and supervision.
•Fostering the exchange of best practices in management of costs and generating economies of scale. This enables us to be one of the most efficient banks.
•Contributing to the launch of projects that will be developed by our global businesses that leverage our worldwide presence to develop solutions once that can be used by all business units, generating economies of scale.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.
–This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other Group units is the market rate plus the premium which, in liquidity terms, the Group supports by immobilizing funds during the term of the operation.
–Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently covered by EUR 22,394 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).
•Management of total capital and reserves: efficient capital allocation to each of the units in order to maximize shareholder return.
Results
First quarter underlying attributable loss of EUR 527 million, 49% lower than in Q1'20 (-EUR 1,031 million):
•Positive impact of EUR 632 million in the income tax line, due to the net effect from the release carried out this year and the charges recoded in the first quarter of 2020.
•Positive trend in operating expenses continued, improving 7% compared to Q1'20, driven by ongoing streamlining and simplification measures.
•On the other hand, net interest income was impacted by the increase in the liquidity buffer to strengthen our position, lower gains on financial transactions (higher gains related to foreign currency hedging in 2020) and higher provisions.
•The net loan-loss provisions line includes a charge of EUR 150 million (EUR 105 million net of tax) for the provision of an additional fund, which has not been allocated to any specific portfolio so far, due to the lack of visibility as to the timing, pace and strength of the economic recovery, given the uncertainty derived, among other reasons, from potential delays in vaccination plans in those countries that need to accelerate its pace in order to reach high immunity levels.

Corporate Centre. Underlying income statement
EUR million
	Q1'21	Q4'20	Chg.	Q1'20	Chg.
Total income	-370	-252	+46%	-304	+21%
Net operating income	-449	-333	+35%	-389	+15%
PBT	-635	-345	+84%	-413	+54%
Underlying attrib. profit	-527	-389	+35	-1,031	-49%
Detailed financial information on page 70

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Secondary segments

Retail Banking	Underlying attributable profit
EUR 1,836 mn

Executive summary

Results. (Q1'21 vs. Q1'20). % change in constant euros			Business performance. EUR bn. % change in constant euros
Profit growth driven by higher volumes and total income, improving the efficiency ratio and cost of credit			Gross loans and advances to customers (excluding reverse repos) rose 2% year-on-year and customer funds +10%
Total income	Costs	Provisions	Loans and advances to customers		Customer funds
+4%	-2%	-49%	782	▲ 2% YoY	747	▲ 10% YoY

Customers

Commercial activity
The economic and social impacts arising from the global health crisis in the countries where we operate led us to further strengthen our commitment to our customers. Therefore, we strengthened our commercial offering by defining and launching a series of measures which ensure the necessary financial support and liquidity, such as pre-approved credit lines, payment holidays and special policies.
In addition, this situation has strengthened the implementation and development of our digital transformation strategy, focusing on our multi-channel strategy and the digitalization of processes and businesses. We are adapting channels to new business trends under a hybrid model that prioritizes digital customer service, and combines it with the activity carried out by physical branches, which are well equipped to handle the more complex operations and those that require greater advisory services from our professionals.
This personalized support, tailored to the needs of each customer, also responds to one of our main goals, which is the continuous improvement of customer care and service. This clear orientation enabled us to rank top 3 in customer satisfaction, measured by NPS, in six of our markets.
Our efforts to improve customer care and services, being one of the leaders of the digitalization process of the banking sector and meet our customers' needs, allowed us to exceed 148 million customers. The number of loyal customers increased 9% year-on-year, with growth in both individuals (+9%) and corporates (+10%). Digital customers rose 15% year-on-year, almost 6 million increase, while transactions through digital channels now account for 50% of total transactions.

Results
Underlying attributable profit in the first quarter was EUR 1,836 million, EUR 596 in the first quarter of 2020:
•Total income grew 4% driven by positive net interest income performance and higher gains on financial transactions.
•Costs decreased 2%, which enabled the efficiency ratio to improve 1.9 pp to 43.6%.
•Loan-loss provisions down 49%, as the previous year was strongly affected by covid-19 related provisions.

Retail Banking. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	9,536	+2%	+4%
Expenses	-4,157	-4%	-2%
Net operating income	5,378	+6%	+10%
LLPs	-1,783	-27%	-49%
PBT	3,190	+45%	+184%
Underlying attrib. profit	1,836	+42%	+208%
Detailed financial information on page 71

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Secondary segments

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 704 mn

Executive summary

Results (Q1'21 vs Q1'20). % change in constant euros			Our strategic pillars
Strong profit and profitability growth backed by total income improvement across businesses and countries
Total income	Underlying profit	RoRWA
+44%	+64%	2.96%

Revenue growth by business and region*			Other highlights in the quarter

TOTAL
Other
Global Debt Financing
Global Transactional Banking
Markets
1,150
+44%
1,655
431
+27%
444
+8%
709
+114%
Q1'20
Q1'21

+61%
			Creation of the Digital Solutions Group (DSG) team	Leading positions in the rankings of different products
		+5%		Structured finance	Debt capital markets (DCM)	Equity capital markets (ECM)
+41%
Green Global
(*) EUR million and % change in constant euros

Strategy
SCIB continued to make headway in the execution of its strategy to strengthen its position as our clients' strategic advisor of choice, boosting specialized high value-added products and services, which enabled us to optimize the return on capital.
In line with this strategy, SCIB is focused on high growth potential sectors that require a high degree of specialization.
In 2020, SCIB created the global Environmental, Social and Governance (ESG) solutions team to support our clients in their business transformation towards more sustainable alternatives, such as renewable energies, zero carbon transition, etc.
Since its creation, the ESG team has had a significant impact, and was involved in several transactions in different sectors and markets. It is worth mentioning that in the first quarter of 2021 it led the M&A transactions of Plug Power, in which two joint ventures were created to lead the hydrogen sector, with Groupe Renault and Acciona.
In 2021, we created the DSG (Digital Solutions Group) team, to support the development and digital transformation of our current and potential customer base, in collaboration with other areas of the Group such as PagoNxt or Mouro Capital, among others.

In the first quarter, SCIB received numerous awards, including the Risk Solutions House of the year by Risk.net, or the PFI Awards for the best transactions of the year both globally (Global Green Deal) and locally (Europe Green Deal, Europe Fiber Deal, APAC renewables Deal, etc.).
Regarding product positioning, SCIB held leading positions in the rankings of different products:
•In Structured Finance, SCIB ranked first globally by number of transactions, promoting renewable energies, the cornerstone of the ESG strategy.
•In DCM (Debt Capital Markets) we are the maker leaders in Latin America and Iberia, and ranked fourth by volume of corporate debt placed in Europe.
•In ECM (Equity Capital Markets) we are the leader in Iberia and Poland and second in Europe.

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Secondary segments
Results (in constant euros)
As of March, underlying attributable profit amounted to EUR 704 million, 64% more than in the same period of 2020, with a broad-based growth across products compared to the same period of 2020.
Total income soared 44% year-on-year to EUR 1,655 million, backed by higher gains on financial transactions and net fee income, driven by strong growth in markets and the positive performance of the Banking businesses (GDF and GTB).
Revenue performance by business was as follows:
Markets: significant revenue growth, mainly in Europe (five times higher than Q1'20) and the Americas (+28% vs Q1'20), spurred by volatility (although somewhat more subdued than in the previous quarter) and by the client business which we have continued to support with the structuring of hedging products.
Of note was activity in sales (+15% vs Q1'20) and trading (+77% vs Q1'20) worldwide.
GDF (Global Debt Financing): GDF also recorded strong revenue growth (27% vs Q1'20) driven by Structured Finance (+22% vs Q1'20), which is in turn one of the main priorities of our ESG strategy. We expanded our sustainable financing proposition through green and sustainability-linked loans and bonds, becoming a global leader in renewable energy finance and advice, which was reflected in our position in the structured finance and DCM (Debt Capital Markets) League Tables.
GTB (Global Transactional banking): total income was 8% higher year-on-year boosted by Trade and Working Capital Solutions (+25% vs Q1'20) in Europe, North America and Brazil.
Transactional volumes in collections and payments (Cash Management) continued to bounce back benefiting from the gradual recovery of corporate activity, but still remain below pre-covid-19 levels.
CF (Corporate Finance): total income was up 13% driven by positive ECM (Equity Capital Markets) performance in Europe and Brazil.
In Brazil, Santander acted as Global Coordinator or Joint Bookrunner in nine of the 14 IPOs launched, for a total amount of BRL 14.8 billion.
As mentioned above, in M&A (Mergers & Acquisitions), Santander acted as sole financial advisor to Plug Power in the launch of a joint venture with Groupe Renault, to become a leading European player in hydrogen light-commercial vehicles, and with Acciona, for the manufacture of green hydrogen in Iberia. These are groundbreaking transactions that demonstrate our ESG advisory capabilities and commitment.
Santander also acted as advisor to GPA (Casino Group) in the spin-off of its BRL 19 billion Cash & Carry (Assaí) business. This is the first Corporate Finance transaction in the retail sector in the last 12 months and the largest in Latin America in 2021.
Operating expenses increased 8% compared to the first quarter of 2020 due to investments in products and franchises under development. However, efficiency was lower and remained a benchmark in the sector.
On the other hand, loan-loss provisions increased slightly, mainly in Poland and Mexico, due to the significant releases recorded in Q1'20.
due to the net release of provisions in some countries (Spain, Brazil) in the first quarter of 2020.
Compared to the previous quarter, underlying attributable profit doubled, benefiting from higher revenue, strong growth in Markets activity, and lower provisions.

SCIB. Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	1,655	+29%	+44%
Expenses	-526	0%	+8%
Net operating income	1,130	+49%	+71%
LLPs	-47	-74%	+779%
PBT	1,058	+109%	+65%
Underlying attrib. profit	704	+108%	+64%
Detailed financial information on page 71

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Secondary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 197 mn

Executive summary

Results (Q1'21 vs. Q1'20). % change in constant euros				Growth drivers Q1'21
We started 2021 with positive results and solid performance across our three businesses
Total fee income generated	Total contribution to profit	Assets under management	RoRWA	Net new money	Net sales	Fee income from non-credit-related business

+3%	+1%	+12%	6.87%	EUR 3.3 bn	EUR 1.4 bn	+13%
vs Q1'20

Total contribution to profit by business				Other highlights in the quarter
Constant EUR million

Acquisition of Indosuez Wealth Management
					SAM joined the Net Zero Asset Managers initiative	SAM Luxembourg global platform EUR 9.5 billion (+90% vs March 20)

Commercial activity
Within our strategy developed with the aim of becoming the best responsible wealth manager in Europe and Latin America, of note were:
•In Private Baking, we reached an agreement with Indosuez Wealth Management to purchase a USD 4.3 billion portfolio (EUR 3.6 billion), another step toward our goal of becoming the best global private banking platform.
Also of note was the successful launch of Future Wealth, a joint initiative with SAM, consisting of a range of thematic products regarding innovation and disruptive technologies. Since its launch in November, it reached EUR 3 billion. Activity in funds was complemented with the roll-out of several structures based on Future Wealth's subthemes in different countries.
In addition, we reached EUR 1.4 billion through the increase in the range of alternative products. We continued to expand the ESG investment range via SAM and third party products, with close to EUR 1.5 billion of assets under management, while we further enhance the continuous training of our managers and advisers, as well as tailored ESG reports for our clients.
The total volume of shared business across our markets reached EUR 7.4 billion, 35% more than in the same period of 2020, mainly driven by operations in Mexico, Chile and Miami, reflecting the success of our global platform, which was joined by Uruguay in the quarter.

Collaboration volumes
Constant EUR million

7,400

	▶	+35%
/ Mar 20

•In Santander Asset Management we continued to improve and complete our local and global product offering. Of note was the positive performance of our Global Multi-Asset Solutions (GMAS) investment strategy. The Santander GO range continued to grow strongly (exceeding EUR 2.7 billion) together with the outstanding performance of our platform in Luxembourg, reaching EUR 9.5 billion.
The total distribution of the Future Wealth fund through SAM amounted to EUR 750 million since its launch, attracting customers mainly in Spain and International Private Banking, and, to a lesser extent, in Chile and Portugal.
We made further headway in our ESG strategy, joining the the global Net Zero Asset Managers initiative, as part of our commitment to build a more sustainable financial system and to fighting climate change. We currently have over 20 ESG products, and assets under management rose strongly to close to EUR 7 billion.
•In Insurance, our main growth driver continued to be the non-credit related business, with significant growth in most units compared to 2020. Of note were the increases recorded in Argentina (+61%), Brazil (+22%), Spain (+11%) and México (+10%). As for credit related business, net fee income remained under some pressure until volumes recover from the pandemic.
By business, the auto-related business showed solid growth in the first quarter, with overall double-digit growth across countries compared to the same period last year, notably Spain, Brazil and Argentina. We would also like to highlight the excellent performance of the Autocompara solution, where we already have 1.5 million insurance policies worldwide.

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Secondary segments
Regarding our digital strategy, we continued to increase the number of insurance policies distributed through our digital channels (+22%), which now account for 11% of the total sales volume. On the other hand, our ambitious goal of transversal growth in all products requires a precise management and profiling of customers, highly based on the use of data, to meet their protection needs in the best way possible.
Business performance
Total assets under management amounted to EUR 370 billion, 12% higher year-on-year, driven by the gradual recovery of activity since the most affected months by the health crisis in the first half of 2020.

Business performance: SAM and Private Banking
Constant EUR million

Total Assets Under Management
Funds and investment *
SAM
Private Banking
Custody of customer funds
Customer deposits
Customer loans

/ Dec-20	/ Mar-20
+1%	+12%
+1%	+13%
+1%	+10%
+1%	+20%
+4%	+21%
-1%	-3%
+3%	+9%

Note: Total assets marketed and/or managed in 2021 and 2020.
(*) Total adjusted customer funds of private banking managed by SAM.

•In Private Banking, the volume of customer assets and liabilities grew 14% year-on-year to EUR 230 billion, induced by market improvement and the continued strong commercial activity. Net new money in the first quarter amounted to EUR 3.3 billion and net fee income was 8% higher year-on-year.
Underlying attributable profit in the first quarter was EUR 100 million, down 1% compared to the same period of 2020, dampened by the fall in net interest income driven by lower interest rates, mainly in the US and the UK.
•In SAM, total assets under management increased 10% compared to March 2020, following the recovery from the negative impact of markets driven by the covid-19 crisis. Cumulative net sales YTD remained in positive figures at EUR 1.4 billion as of March, mainly in Spain, Mexico, Luxembourg and Poland, and network commercial activity on institutions.
Total contribution to the Group's profit (including ceded fee income) was EUR 120 million, 9% lower year-on-year, mainly due to lower margins.
•In Insurance, the volume of gross written premiums in the first quarter amounted to EUR 2 billion (+11% year-on-year), despite lower loan activity derived from the crisis. Of note was the 13% growth in fee income generated by non-credit related protection business, with insurance premium sales increasing 14%.
Total contribution to profit (including ceded fee income) in the first quarter increased 5% year-on-year to EUR 303 million.
Results
Underlying attributable profit was EUR 197 million in the first quarter of 2021, down 3% year-on-year, affected by non-recurring Insurance results in 2020. Excluding this impact, profit was 8% higher:
•Total income decreased mainly driven by net interest income, dragged down by interest rate cuts in the US and the UK, margin compression in SAM and the reduction in credit related protection insurance business.
•Total fee income generated, including fees ceded to the branch network amounted to EUR 788 million (+3% year-on-year) and represented 31% of the Group's total.

Total fee income generated
EUR million

788

	▶	31%
/ total Group

•Operating expenses were 1% lower than in 2020, due to the optimization measures that absorbed the impact of the investments carried out.
The total contribution to the Group (including net profit and total fees generated net of taxes) was EUR 523 million in the first quarter, 1% higher than in Q1'20 (+5% excluding non-recurring insurance results in 2020).

WM&I. Total contribution to profit
EUR million and % change in constant euros
Q1'21		Q1'21

	523		523
-7%	/ Q4'20	+1%	/ Q1'20

Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20
Revenue	502	-8%	-2%
Expenses	-220	+2%	-1%
Net operating income	281	-15%	-3%
LLPs	-5	+11%	-8
PBT	273	-18%	-3%
Underlying attrib. profit	197	-18%	-3%
Detailed financial information on page 72

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Secondary segments

Underlying attributable profit
EUR -72 mn

Executive summary

PagoNxt	Merchant Solutions
Combining our most innovative payments businesses into a single, autonomous company:	Through the expansion of our Getnet platform to become a leading global acquirer
	SME customers in LatAm and Europe	Active merchants	Total payments volume
	> 4 million	1,125 k +14% YoY	EUR 22.5 bn +26% YoY

Trade Solutions	Consumer Solutions
For SMEs & Corporates who operate internationally and want state-of-the-art digital solutions	We deliver engaging payment solutions for individuals in emerging and developed markets
SME customers who operate internationally	Active customers Superdigital in Brazil		Transaction volume Superdigital in Brazil

207,000	570,000 +16% vs Mar-20		EUR 72 mn +30% YoY
% change of data in EUR excluding the exchange rate impact

Strategy
PagoNxt comprises three businesses which provide simple and accessible digital payment solutions to drive loyalty across individual and corporate customers. The company has invested significantly in the development of its global technology platforms which will be shared across multiple markets, bringing new business opportunities as well as efficiencies to development costs, reducing time to market, and giving customers seamless access to integrated financial services.
Digitalization of customers' payments and accessibility to our services are at the core of PagoNxt strategy, embracing Santander's goals as a responsible bank. Our wide range of merchant and trade solutions will contribute to the development of all type of businesses, helping them digitalize their operations and payments, and our consumer solutions will benefit individual´ lives through financial inclusion and domestic and international payments for all.
PagoNxt leverages Santander´s deep local knowledge in more than 20 countries, customizing its global offerings to fulfil local needs. Merchant, trade and consumer solutions are provided in partnership with Santander local banks, leveraging our existing customer base of over 148 million individual and corporate customers. Additionally, PagoNxt will directly pursue open market opportunities and revenue pools with new customer segments and in new geographies.
The roll-out of PagoNxt platforms by country is meeting the target plan. These three businesses are set to expand their footprint rapidly, jointly covering 12 countries by the end of 2021.
Merchant solutions
Getnet global franchise is already one of the top 3 acquirers in Latin America. Our global single platform strategy leverages Getnet capabilities to enable very efficient processing of in-store and ecommerce payments, and to provide best-in-class value added services in payments, not only for Santander customers but also in the open market.

Getnet continued to incorporate additional functionalities in the platform and expanded to other LatAm and European countries according to its roll out plan.
Among other innovations deployed this quarter, in Brazil Getnet continued to expand its ecommerce offering to support small businesses and corporates. In Mexico, we are extending our value proposition to ensure the complete migration of our merchants to Getnet platform. In Argentina, Getnet launched a solution for long-tail merchants and we plan to provide merchant solutions to other segments in Q4'21. In Chile, the launch of Getnet provided differential features for the local market and generated a strong demand.

In Q1, Getnet completed the agreement to acquire highly-specialized technology assets and teams from the merchant payments business of Wirecard in Europe. This acquisition is reinforcing and accelerating Getnet´s growth plans in Europe.

Merchant Solutions
Active merchants			Total payments volume
Thousands			EUR billion

1,125
990	+14%				22.5
			18.8	+26%

Q1'20		Q1'21	Q1'20		Q1'21

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Secondary segments
Trade solutions
PagoNxt Trade delivers simple and integrated trade, international payments and FX solutions for companies and businesses of all sizes, supporting them in their international expansion.
Santander is an experienced player in trade services, with a strong customer base of 207 k companies trading internationally, trade corridors in 13 markets, and EUR 1 bn in gross margin per year.
We are leveraging that experience to develop a new global technology platform that incorporates innovative new services, bringing Santander international flows into a single platform operating under the global brand of One Trade. The platform is being connected to all our banks, and existing clients are accessing seamlessly to the new services, which will also be available for new, open market customers.
The global roll out of our One Trade platform is well underway. As of March 2021, the platform is connected for information services to our customers in Brazil, Spain, the UK, Chile, Portugal and Colombia. We continued to roll out the platform to more geographies and to activate additional services, incorporating in Q2 the first transactional services on international payments and FX management.
Consumer solutions
PagoNxt Consumer is focused on creating compelling (payment) experiences, which ensure we become embedded in consumers’ financial lives, building on Superdigital, our digital wallet solution that serves the underbanked population and the international transfers service from PagoFX.

Our global Superdigital platform currently provides efficient transactional services and will integrate financial products to address the financial needs of underbanked consumers. The platform delivers via B2C, B2B2C and B2B solutions, and is being rolled out across 7 countries in LatAm: Brazil, Mexico, Argentina, Chile, Peru, Colombia, and Uruguay.
PagoFX completed development of its international payments platform, which provides fast, lower-cost, transparent and secure international transfers services in the open market. As of Q1, the service is available to individuals in the UK, Belgium and Spain, who can send money to more than 50 countries. We continued with the process of integrating our platform into the banks' web and mobile offerings to facilitate its use for our customers.

Consumer Solutions. Superdigital in Brazil
Active users (thousands)
570

490	+16%

Q1'20		Q1'21
PagoNxt expected evolution in 2021
In 2021, PagoNxt will further expand its product offering and global platforms, leveraging the Group's scale and reaching out to new customers. The main priorities by business are:
•In Merchant solutions, Getnet will focus on enhancing our global acquiring platform, leveraging the Wirecard assets acquisition, and also on expanding the platform into additional countries in LatAm and Europe.
•In Trade solutions, the priorities are connecting the OneTrade platform to additional Santander customers covering our entire footprint, deploying new core functionalities in all transactional services (payments, FX and trade finance), and reaching customers beyond Santander´s customer base.
•In Consumer solutions, Superdigital will continue to promote financial inclusion, focusing on rolling out the global multi-country platform in all Santander geographies in LatAm, and also launching additional banking services in the platform. We will continue to test new alternative payment models that enable us to offer unique solutions to our clients.

Results
The first quarter underlying attributable profit decreased year-on-year to -EUR 72 million.
This fall was primarily driven by higher costs from investments in project developments, mainly in Trade and Consumer Solutions, together with the integration of Wirecard's assets into Merchant solutions in January.
Total income was lower, induced by a decline in dampened by the pandemic, pressure on margins (mainly in Brazil) and the change in mix towards the e-commerce segment, which has lower margins but greater potential for future growth. In this regard, the expected increase in the number of transactions, merchants and turnover should offset the aforementioned price reductions throughout the year.
Similar performance in the quarter-on-quarter comparison, which also includes some seasonality.

Underlying income statement
EUR million and % change in constant euros
	Q1'21	/ Q4'20	/ Q1'20

Revenue	67	-32%	-18%
Expenses	-136	-4%	+63%
Net operating income	-69	+64%	—
LLPs	-2	+13%	-13%
PBT	-73	+58%	—
Underlying attrib. profit	-72	+31%	—
Detailed financial information on page 72

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RESPONSIBLE BANKING

Santander strives every day to contribute to the progress of people and companies in a Simple, Personal and Fair way in all that we do, to earn the confidence of our employees, customers, shareholders and society.
In order to meet our commitment to be a more responsible bank and help society address the main global challenges, we are incorporating social-environmental and good governance surrounding business decision making criteria to respond to two challenges: adapt to the new business environment and contribute to more inclusive and sustainable growth. In 2019 we set clear and ambitious goals on which we have made progress in 2020 and will continue to do so during 2021:

Santander Responsible Banking targets
More information on our goals in responsible banking can be found on our website.

1.According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.).
2.Senior positions represent 1% of total workforce.
3.Calculation of equal pay gap compares employees of the same job, level and function.
4.People (unbanked, underbanked or financially vulnerable), who are financially empowered through social investment products, services and initiatives, gain access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
5.Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn.
6.In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group.
7.People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank).
8.Excluded Santander Universities and financial education initiatives.

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First quarter highlights

Awards
☑ Euromoney named Santander as Best Private Banking in our core markets, receiving the magazine’s awards for Best Private Bank in Environmental, Social and Governance (ESG).
☑ We were awarded the Top Employer certification in Spain, Poland, the UK and Chile and six markets of Santander Consumer Finance, for which we received the Top Employers Europe 2021 certification for the fifth consecutive year.

Environmental
♣ Santander announced its ambition to achieve net zero carbon emissions across the group by 2050. To achieve this, by 2030 the bank will align its power generation portfolio with the Paris Agreement, and has also published its first two decarbonization targets for 2030: to stop providing financial services to power generation clients with more than 10% of revenues dependent on thermal coal and eliminate all exposure to thermal coal mining worldwide. To bolster this commitment, we are a founding member of the "Net-Zero Banking Alliance" (NZBA) promoted by UNEP-FI.
♣ We continued financing green alternatives and renewable energies in our different countries, and we were named the leader in financing renewable projects in terms of number of transactions and financing volumes, by Dealogic for the fifth year running. In 2020 we reached EUR 33.8 billion of green financing, making progress toward our commitment to reach EUR 120 billion by 2025.
♣ SCIB acted as sole financial advisor to Plug Power, a company in the hydrogen industry, in the launch of a joint venture with the automotive group Renault; acted as joint sustainability coordinator for AB InBev's first sustainability-linked revolving credit facility (RCF) ever issued; and participated in the financing of the world's largest offshore wind farm, Dogger Bank Offshore Wind Farm, in the UK.
♣ In addition, Santander Asset Management has joined the global "Net Zero Asset Managers" initiative as part of its commitment to fighting climate change, and its mutual funds were recognized as the greenest of its kind in Spain by Climetrics.
♣ We announced that, by 2025, all the debit, credit pre-paid cards in Santander’s Europe region will be made of sustainable materials, strengthening our commitment to reduce our own environmental footprint.

Social
Ü As for our diversity and inclusion goals, we ranked among the top 10 in the 2021 Bloomberg Gender-Equality Index. Santander UK introduced a talent development programme for black employees and launched its Santander Universities Black Inclusion programme to develop applicants’ financial skills.
Ü We continued to invest in the communities where we operate. Santander Universidades launched the Santander X Environmental Challenge to promote sustainable entrepreneurship, as well as the 11th edition of the Santander Women Scholarships in tandem with the London School of Economics. we also held the XVI edition of the Emprendedor X programme in Argentina, focused on fostering the entrepreneurial culture of young people.

Sustainability Indices
à We also continue to be part of several sustainability indices, providing non-financial information to markets, investors and ESG analysts.

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CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy looking out for the interests of all its stakeholders and society in general

à    2021 Ordinary general shareholders’ meeting
On 26 March, the ordinary general shareholders’ meeting of Banco Santander was held at the corporate headquarters in Boadilla del Monte (Madrid) and, in view of the situation relating to covid-19 and in accordance with section 3 of Royal Decree-Law 34/2020, of 17 November on urgent measures to support business solvency and the energy sector and in relation to tax matters, in its wording provided by Royal Decree-Law 5/2021, of 12 March, it took place exclusively by remote means, without the shareholders, proxies or guests attending physically, other than the members of the Presiding Committee (Mesa) of the General Shareholders’ Meeting (the chairman and the secretary), the CEO and the notary, and with the necessary safety and distance measures.
A total of 612,804 shareholders, present or represented, holders of 11,735,176,840 shares, attended the meeting. Therefore, the quorum was 67.674% of the share capital of Banco Santander.
The proposals of resolutions of the agenda submitted to the vote received an average of 98.3% votes in favour.
Full information on the resolutions passed at the general meeting can be found on Banco Santander’s corporate website (www.santander.com).
à    Amendment of the Bylaws
The aforementioned general meeting approved, subject to receipt of the applicable regulatory approval, the amendment of articles 18, 20, 27, 34 of the Bylaws and the introduction of a new article 34 bis, with the following purpose:
i.to give the board of directors the power to issue non-convertible debentures;
ii.to give the board of directors the power to decide on the application of compensation systems consisting of delivery of shares or rights thereto, as well as any other compensation system referenced to the value of the shares when the beneficiaries of such compensation systems are not directors of Banco Santander;
iii.to give greater flexibility to process the proxies granted and votes cast from a distance by the shareholders at the general meeting, without prejudice to the board of directors being able to reduce the advance period required for receipt thereof by the Bank prior to the date on which the general meeting is scheduled to be held, giving it the same publicity as is given to the announcement of the call to meeting; and
iv.to authorize the board of directors, when so provided by applicable legal provisions, to call shareholders’ meetings to be held by remote means only, without the physical attendance of the shareholders or their representatives.
à    Amendment of the Rules and Regulations of general shareholders' meeting
The general meeting also approved the amendment of articles 2, 8, 20 and 26 of the Rules and Regulations of the general shareholders’ meeting in order to coordinate the text of the Rules and Regulations with the amendments to the Bylaws approved by the general shareholders’ meeting, as well as to introduce a technical precision in the regulatory regulation of mechanisms for granting representation and issuing remote voting and some additional technical improvement.
à    Changes to the international advisory board’s composition
The board of directors has appointed Mr Andreas Dombret as a new member of the international advisory board of Banco Santander.

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SANTANDER SHARE
The board of directors has agreed to pay a cash dividend of EUR 0.0275 per share against 2020 results from 4 May 2021, the maximum allowed in accordance with the limits set by the European Central Bank recommendation of 15 December 2020.
This dividend will be paid under the resolution for the distribution of share premium approved at the Bank’s general shareholders meeting on 27 October 2020.
àShare price performance
The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the US as an ADR and in the UK as a CDI.
The year began with optimism following the Brexit agreement between the UK and the EU, and the approval of the US stimulus package in December. However, this optimism was tempered at the end of January by uncertainties about economic recovery due to the effects of the third wave of the pandemic and the slow progress of vaccination plans, especially in the EU.
Positive trends returned to the equities market in February, backed by the start of the corporate earnings campaign, hopes for the first impacts of the US stimulus package and the effectiveness of vaccines. At the same time, the IMF revised upwards the growth forecast for 2021, with better growth expectations for the second half of the year, thanks to the strength shown by the Chinese and US economies, and the EU recovery plan.
However, caution returned to the market due to the recent rise in long-term debt yields arising from inflation expectations that could lead to an earlier than expected tightening of monetary policy by the Fed. On the other hand, the ECB indicated at its last meeting that it would accelerate the pace of PEPP (pandemic emergency purchase programme) purchases to minimize the risk of a premature tightening of financial conditions.
As a result, the main global equity markets ended a volatile quarter with gains, with cyclical sectors being the most favoured. Thus, the banking sector recorded an overall better performance, the DJ Stoxx Banks rose 19.1% while the MSCI World Banks rose 14.4%, compared to the Ibex 35 6.3% increase and the DJ Stoxx 50 was 6.9% higher. Santander also closed in positive territory with a rise of 14.1%.

Share price

START 31/12/2020	END 31/03/2021
€2.538	€2.897

Maximum 25/02/2021	Minimum 28/01/2021
€3.068	€2.375

Comparative share performance

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àMarket capitalization and trading
As at 31 March 2021, Santander was the second largest bank in the Eurozone by market capitalization and the 31st in the world among financial entities (EUR 50,236 million).
The share’s weighting in the DJ Stoxx Banks index was 7.2% and 13.3% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end-March was 10.9%.
A total of 3,672 million shares were traded in the quarter for an effective value of EUR 10,291 million and a liquidity ratio of 21%.
The daily trading volume was 58 million shares with an effective value of EUR 163 million.

àShareholder base
The total number of Santander shareholders at 31 March 2021 was 3,937,711, of which 3,643,824 were European (75.72% of the capital stock) and 276,201 from the Americas (22.51% of the capital stock).
Excluding the board, which holds 1.05% of the Bank’s capital stock, retail shareholders account for 40.35% and institutional shareholders account for 58.60%.

Share capital distribution by geographic area
March 2021
The Americas	Europe	Other
22.51%	75.72%	1.77%

2nd	Bank in the Eurozone by market capitalization
EUR 50,236 million

The Santander share
March 2021

Shares and trading data
Shares (number)	17,340,641,302
Average daily turnover (number of shares)	58,285,961
Share liquidity (%)	21
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.75
Free float (%)	99.83

Share capital distribution by type of shareholder
March 2021

Institutions
58.60%

Board *
1.05%

Retail
40.35%

(*) Shares owned or represented by directors.

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2021 A P P E N D I X

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Group financial information

Net fee income. Consolidated
EUR million
	Q1'21	Q4'20	Change (%)	Q1'20	Change (%)
Fees from services	1,414	1,378	2.6	1,705	(17.1)
Wealth management and marketing of customer funds	852	873	(2.4)	928	(8.2)
Securities and custody	282	205	37.6	220	28.2
Net fee income	2,548	2,456	3.7	2,853	(10.7)

Underlying operating expenses. Consolidated
EUR million
	Q1'21	Q4'20	Change (%)	Q1'20	Change (%)
Staff costs	2,688	2,666	0.8	2,899	(7.3)
Other general administrative expenses	1,747	1,873	(6.7)	1,949	(10.4)
Information technology	495	524	(5.5)	498	(0.6)
Communications	97	113	(14.2)	133	(27.1)
Advertising	118	135	(12.6)	136	(13.2)
Buildings and premises	164	164	—	210	(21.9)
Printed and office material	19	24	(20.8)	26	(26.9)
Taxes (other than tax on profits)	140	148	(5.4)	138	1.4
Other expenses	714	765	(6.7)	808	(11.6)
Administrative expenses	4,435	4,539	(2.3)	4,848	(8.5)
Depreciation and amortization	683	702	(2.7)	729	(6.3)
Operating expenses	5,118	5,241	(2.3)	5,577	(8.2)

Operating means. Consolidated
	Employees			Branches
	Mar-21	Mar-20	Change	Mar-21	Mar-20	Change
Europe	67,189	71,295	(4,106)	4,108	4,912	(804)
Spain	25,470	27,354	(1,884)	2,604	3,222	(618)
United Kingdom	21,581	23,599	(2,018)	564	615	(51)
Portugal	6,245	6,512	(267)	438	529	(91)
Poland	10,306	11,034	(728)	490	535	(45)
Other	3,587	2,796	791	12	11	1
North America	39,727	37,648	2,079	1,947	2,048	(101)
US	15,991	17,277	(1,286)	571	619	(48)
Mexico	23,280	20,121	3,159	1,376	1,429	(53)
Other	456	250	206	—	—	—
South America	65,692	68,874	(3,182)	4,441	4,524	(83)
Brazil	43,384	45,807	(2,423)	3,591	3,617	(26)
Chile	10,769	11,437	(668)	335	366	(31)
Argentina	9,070	9,290	(220)	408	438	(30)
Other	2,469	2,340	129	107	103	4
Digital Consumer Bank	15,830	15,434	396	321	418	(97)
Corporate Centre	1,737	1,697	40
Total Group	190,175	194,948	(4,773)	10,817	11,902	(1,085)

Underlying net loan-loss provisions. Consolidated
EUR million
	Q1'21	Q4'20	Change (%)	Q1'20	Change (%)
Non-performing loans	2,299	3,015	(23.7)	4,216	(45.5)
Country-risk	(1)	(3)	(66.7)	(6)	(83.3)
Recovery of written-off assets	(306)	(401)	(23.7)	(301)	1.7
Net loan-loss provisions	1,992	2,611	(23.7)	3,909	(49.0)

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Mar-21	Mar-20	Absolute	%	Dec-20
Commercial bills	37,596	34,619	2,977	8.6	37,459
Secured loans	517,421	499,667	17,754	3.6	503,014
Other term loans	274,791	279,311	(4,520)	(1.6)	269,143
Finance leases	37,340	35,360	1,980	5.6	36,251
Receivable on demand	8,578	9,418	(840)	(8.9)	7,903
Credit cards receivable	17,106	19,052	(1,946)	(10.2)	19,507
Impaired assets	31,598	31,681	(83)	(0.3)	30,815
Gross loans and advances to customers (excl. reverse repos)	924,430	909,108	15,322	1.7	904,092
Reverse repos	38,734	49,005	(10,271)	(21.0)	35,702
Gross loans and advances to customers	963,164	958,113	5,051	0.5	939,794
Loan-loss allowances	23,404	22,706	698	3.1	23,595
Loans and advances to customers	939,760	935,407	4,353	0.5	916,199

Total funds. Consolidated
EUR million
			Change
	Mar-21	Mar-20	Absolute	%	Dec-20
Demand deposits	667,513	584,015	83,498	14.3	642,897
Time deposits	170,172	191,054	(20,882)	(10.9)	171,939
Mutual funds	169,634	148,003	21,631	14.6	164,802
Customer funds	1,007,319	923,072	84,247	9.1	979,638
Pension funds	15,767	14,549	1,218	8.4	15,577
Managed portfolios	27,715	28,937	(1,222)	(4.2)	26,438
Repos	45,169	40,390	4,779	11.8	34,474
Total funds	1,095,970	1,006,948	89,022	8.8	1,056,127

Eligible capital (phased in) [1]. Consolidated
EUR million
			Change
	Mar-21	Mar-20	Absolute	%	Dec-20
Capital stock and reserves	115,830	124,727	(8,897)	(7.1)	125,449
Attributable profit	1,608	331	1,277	386.4	(8,771)
Dividends	—	—	—	—	(478)
Other retained earnings	(35,078)	(30,166)	(4,912)	16.3	(35,345)
Minority interests	6,789	6,911	(122)	(1.8)	6,669
Goodwill and intangible assets	(15,682)	(27,103)	11,421	(42.1)	(15,711)
Other deductions	(3,625)	(6,285)	2,660	(42.3)	(2,415)
Core CET1	69,841	68,414	1,427	2.1	69,399
Preferred shares and other eligible T1	9,103	9,327	(224)	(2.4)	9,102
Tier 1	78,944	77,741	1,204	1.5	78,501
Generic funds and eligible T2 instruments	12,819	11,455	1,364	11.9	12,514
Eligible capital	91,764	89,196	2,568	2.9	91,014
Risk-weighted assets	567,797	590,952	(23,155)	(3.9)	562,580

CET1 capital ratio	12.30	11.58	0.72		12.34
T1 capital ratio	13.90	13.16	0.75		13.95
Total capital ratio	16.16	15.09	1.07		16.18
(1) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Without it, the fully-loaded ratio is 11.89%. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

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Financial information by segment

Europe					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	2,645	(0.9)	(2.0)	11.2	12.5
Net fee income	1,072	10.7	10.5	(5.0)	(4.1)
Gains (losses) on financial transactions (1)	383	123.8	124.6	147.9	151.3
Other operating income	49	—	—	(14.1)	(18.7)
Total income	4,149	12.9	12.0	11.6	12.7
Administrative expenses and amortizations	(2,071)	2.8	1.9	(4.8)	(3.8)
Net operating income	2,077	25.2	24.3	34.7	36.1
Net loan-loss provisions	(595)	(35.8)	(36.1)	(40.7)	(40.3)
Other gains (losses) and provisions	(251)	(32.4)	(32.6)	6.4	7.5
Profit before tax	1,231	241.3	235.4	306.9	315.0
Tax on profit	(402)	333.8	327.5	300.9	311.6
Profit from continuing operations	829	209.4	203.7	309.9	316.6
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	829	209.3	203.7	309.9	316.6
Non-controlling interests	(3)	(79.6)	(79.7)	(73.7)	(75.7)
Underlying attributable profit to the parent	826	223.3	217.2	329.0	338.2

Balance sheet
Loans and advances to customers	582,033	3.3	0.9	2.3	0.7
Cash, central banks and credit institutions	243,575	14.1	12.4	37.3	36.4
Debt instruments	76,451	(5.9)	(6.4)	(3.7)	(4.4)
Other financial assets	47,751	(1.2)	(1.3)	(21.5)	(21.5)
Other asset accounts	33,892	(5.6)	(6.8)	(20.8)	(21.4)
Total assets	983,703	4.4	2.4	5.8	4.6
Customer deposits	596,875	2.5	0.4	10.2	8.6
Central banks and credit institutions	190,620	14.1	13.0	18.4	18.5
Marketable debt securities	88,090	4.6	1.3	(9.5)	(11.8)
Other financial liabilities	50,542	(7.5)	(7.7)	(28.7)	(28.8)
Other liabilities accounts	13,014	10.4	8.3	(9.1)	(10.2)
Total liabilities	939,140	4.4	2.4	6.1	4.8
Total equity	44,563	4.5	2.8	1.2	0.0

Memorandum items:
Gross loans and advances to customers (2)	558,455	2.8	0.5	3.7	2.2
Customer funds	674,618	2.8	1.1	11.5	10.1
Customer deposits (3)	575,671	2.3	0.3	9.0	7.5
Mutual funds	98,947	6.4	6.0	28.9	28.5

Ratios (%), operating means and customers
Underlying RoTE	8.53	5.91		6.58
Efficiency ratio	49.9	(4.9)		(8.6)
NPL ratio	3.26	(0.08)		(0.11)
NPL coverage	50.01	(0.3)		3.0
Number of employees	67,189	(2.7)		(5.8)
Number of branches	4,108	(8.6)		(16.4)
Number of loyal customers (thousands)	10,072	0.5		2.2
Number of digital customers (thousands)	15,617	2.1		9.0
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Spain			Q
EUR million
		/ Q4'20	/ Q1'20
Underlying income statement	Q1'21%		%
Net interest income	1,019	(4.5)	10.2
Net fee income	587	2.4	(8.7)
Gains (losses) on financial transactions (1)	132	(26.4)	(15.2)
Other operating income	45	—	(29.1)
Total income	1,785	9.3	(0.2)
Administrative expenses and amortizations	(867)	(0.7)	(8.2)
Net operating income	918	20.9	8.7
Net loan-loss provisions	(449)	(26.5)	(28.6)
Other gains (losses) and provisions	(129)	0.6	24.6
Profit before tax	340	—	203.2
Tax on profit	(97)	—	336.4
Profit from continuing operations	243	—	170.2
Net profit from discontinued operations	—	—	—
Consolidated profit	243	—	170.2
Non-controlling interests	—	—	—
Underlying attributable profit to the parent	243	—	170.4

Balance sheet
Loans and advances to customers	191,062	(1.6)	2.8
Cash, central banks and credit institutions	123,441	8.7	57.2
Debt instruments	18,551	(14.3)	(24.2)
Other financial assets	2,428	(9.1)	72.5
Other asset accounts	20,002	(10.9)	(20.7)
Total assets	355,485	0.3	12.7
Customer deposits	249,279	(0.8)	6.2
Central banks and credit institutions	51,537	6.7	153.4
Marketable debt securities	27,212	4.4	(7.8)
Other financial liabilities	7,326	(21.6)	(18.3)
Other liabilities accounts	4,692	14.1	(24.7)
Total liabilities	340,046	0.2	13.4
Total equity	15,439	0.8	(2.0)

Memorandum items:
Gross loans and advances to customers (2)	197,435	(1.6)	2.6
Customer funds	322,356	0.5	9.7
Customer deposits (3)	249,279	(0.8)	6.2
Mutual funds	73,078	5.1	23.5

Ratios (%), operating means and customers
Underlying RoTE	6.50	5.99	4.19
Efficiency ratio	48.6	(4.9)	(4.2)
NPL ratio	6.18	(0.05)	(0.70)
NPL coverage	47.2	0.1	2.6
Number of employees	25,470	(5.5)	(6.9)
Number of branches	2,604	(11.4)	(19.2)
Number of loyal customers (thousands)	2,697	2.0	6.4
Number of digital customers (thousands)	5,289	1.1	8.8
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2021	55

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Financial information by segment

United Kingdom					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	1,001	1.8	(1.3)	22.0	23.7
Net fee income	120	25.1	20.4	(36.6)	(35.7)
Gains (losses) on financial transactions (1)	(12)	(61.4)	(62.0)	211.2	215.5
Other operating income	3	107.5	104.0	123.9	127.1
Total income	1,111	6.0	2.7	10.4	11.9
Administrative expenses and amortizations	(652)	8.5	4.9	(5.0)	(3.6)
Net operating income	459	2.7	(0.2)	43.2	45.2
Net loan-loss provisions	(18)	(81.3)	(82.1)	(89.8)	(89.6)
Other gains (losses) and provisions	(31)	(79.4)	(79.8)	(56.4)	(55.8)
Profit before tax	410	105.0	99.8	468.9	476.9
Tax on profit	(116)	299.3	286.4	485.8	494.0
Profit from continuing operations	294	71.9	67.8	462.5	470.4
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	294	71.9	67.8	462.5	470.4
Non-controlling interests	—	(100.0)	(100.0)	(100.0)	(100.0)
Underlying attributable profit to the parent	294	71.9	67.8	462.5	470.4

Balance sheet
Loans and advances to customers	261,943	4.9	(0.5)	2.2	(1.8)
Cash, central banks and credit institutions	66,090	21.4	15.1	76.7	69.8
Debt instruments	9,230	(19.9)	(24.1)	(45.5)	(47.7)
Other financial assets	796	11.7	6.0	(27.5)	(30.4)
Other asset accounts	6,786	(17.0)	(21.3)	(39.9)	(42.3)
Total assets	344,844	6.2	0.7	6.8	2.6
Customer deposits	241,483	4.1	(1.2)	12.3	7.9
Central banks and credit institutions	28,981	40.8	33.5	35.4	30.1
Marketable debt securities	52,632	2.9	(2.4)	(15.6)	(18.9)
Other financial liabilities	3,156	36.3	29.3	5.9	1.7
Other liabilities accounts	3,731	(17.2)	(21.5)	(24.7)	(27.7)
Total liabilities	329,983	6.3	0.8	7.6	3.4
Total equity	14,861	5.0	(0.4)	(8.6)	(12.2)

Memorandum items:
Gross loans and advances to customers (2)	244,338	5.9	0.5	5.3	1.2
Customer funds	235,469	5.9	0.5	12.5	8.1
Customer deposits (3)	227,119	6.0	0.5	12.2	7.8
Mutual funds	8,350	5.2	(0.2)	22.0	17.2

Ratios (%), operating means and customers
Underlying RoTE	9.22	3.80		7.70
Efficiency ratio	58.7	1.3		(9.5)
NPL ratio	1.35	0.11		0.36
NPL coverage	40.47	(4.3)		0.8
Number of employees	21,581	(2.0)		(8.6)
Number of branches	564	—		(8.3)
Number of loyal customers (thousands)	4,410	(0.9)		(2.9)
Number of digital customers (thousands)	6,392	2.0		7.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

56	January - March 2021

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Financial information by segment

Portugal			Q
EUR million
		/ Q4'20	/ Q1'20
Underlying income statement	Q1'21%		%
Net interest income	193	(1.1)	(4.6)
Net fee income	99	(3.5)	(2.0)
Gains (losses) on financial transactions (1)	147	—	163.6
Other operating income	(12)	—	37.8
Total income	427	34.8	21.9
Administrative expenses and amortizations	(146)	(2.0)	(3.5)
Net operating income	281	67.4	41.2
Net loan-loss provisions	(35)	(16.9)	(56.9)
Other gains (losses) and provisions	(13)	—	(38.0)
Profit before tax	234	75.4	138.6
Tax on profit	(72)	91.4	144.2
Profit from continuing operations	161	69.1	136.1
Net profit from discontinued operations	—	—	—
Consolidated profit	161	69.1	136.1
Non-controlling interests	0	585.7	(43.1)
Underlying attributable profit to the parent	161	69.0	137.0

Balance sheet
Loans and advances to customers	38,246	0.5	5.4
Cash, central banks and credit institutions	7,625	31.0	48.4
Debt instruments	9,321	(19.4)	(17.8)
Other financial assets	1,465	(1.5)	(5.6)
Other asset accounts	1,488	0.9	(11.6)
Total assets	58,145	(0.4)	3.8
Customer deposits	40,073	0.5	3.1
Central banks and credit institutions	9,591	(3.8)	20.3
Marketable debt securities	2,500	(0.8)	(25.1)
Other financial liabilities	211	(15.2)	(29.7)
Other liabilities accounts	1,768	7.7	6.1
Total liabilities	54,143	(0.2)	3.8
Total equity	4,002	(3.3)	3.9

Memorandum items:
Gross loans and advances to customers (2)	39,274	0.6	5.3
Customer funds	43,678	1.3	5.0
Customer deposits (3)	40,073	0.5	3.1
Mutual funds	3,605	10.9	33.5

Ratios (%), operating means and customers
Underlying RoTE	15.94	6.57	8.58
Efficiency ratio	34.2	(12.8)	(9.0)
NPL ratio	3.84	(0.06)	(0.72)
NPL coverage	69.2	2.7	10.2
Number of employees	6,245	(1.4)	(4.1)
Number of branches	438	(8.2)	(17.2)
Number of loyal customers (thousands)	816	0.6	4.4
Number of digital customers (thousands)	970	4.3	21.7
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2021	57

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Financial information by segment

Poland					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	240	(1.3)	(0.5)	(18.9)	(14.7)
Net fee income	127	5.4	6.5	8.8	14.4
Gains (losses) on financial transactions (1)	20	(21.7)	(20.8)	140.6	153.1
Other operating income	(30)	—	—	(46.3)	(43.5)
Total income	357	(8.0)	(7.2)	(2.2)	2.8
Administrative expenses and amortizations	(158)	2.6	3.5	(7.9)	(3.1)
Net operating income	199	(15.1)	(14.2)	2.8	8.1
Net loan-loss provisions	(68)	(15.6)	(14.8)	(28.5)	(24.8)
Other gains (losses) and provisions	(72)	(17.0)	(15.6)	101.3	111.7
Profit before tax	58	(11.9)	(11.7)	(6.2)	(1.3)
Tax on profit	(33)	0.6	1.5	9.8	15.4
Profit from continuing operations	26	(23.9)	(24.3)	(20.8)	(16.7)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	26	(23.9)	(24.3)	(20.8)	(16.7)
Non-controlling interests	(5)	(62.2)	(62.2)	(47.7)	(45.0)
Underlying attributable profit to the parent	21	1.1	0.2	(9.4)	(4.7)

Balance sheet
Loans and advances to customers	28,199	0.6	2.3	(3.4)	(1.6)
Cash, central banks and credit institutions	3,714	46.2	48.7	4.7	6.6
Debt instruments	14,125	0.9	2.5	64.7	67.8
Other financial assets	994	1.4	3.1	34.1	36.6
Other asset accounts	1,320	(1.6)	0.1	(1.1)	0.7
Total assets	48,351	3.1	4.8	11.4	13.5
Customer deposits	36,266	4.0	5.7	14.5	16.6
Central banks and credit institutions	2,597	(0.6)	1.0	5.4	7.3
Marketable debt securities	2,315	9.7	11.5	(1.9)	(0.1)
Other financial liabilities	927	(6.6)	(5.1)	12.2	14.3
Other liabilities accounts	1,180	(4.2)	(2.6)	(3.0)	(1.3)
Total liabilities	43,285	3.5	5.2	12.3	14.3
Total equity	5,066	(0.2)	1.5	4.7	6.7

Memorandum items:
Gross loans and advances to customers (2)	29,235	0.6	2.3	(2.8)	(1.0)
Customer funds	40,654	4.5	6.3	17.3	19.4
Customer deposits (3)	36,266	4.0	5.7	14.5	16.6
Mutual funds	4,387	9.1	10.8	46.8	49.5

Ratios (%), operating means and customers
Underlying RoTE	2.54	(0.02)		(0.31)
Efficiency ratio	44.3	4.6		(2.7)
NPL ratio	4.82	0.08		0.53
NPL coverage	70.3	(0.4)		2.2
Number of employees	10,306	(2.6)		(6.6)
Number of branches	490	(2.4)		(8.4)
Number of loyal customers (thousands)	2,149	1.6		7.9
Number of digital customers (thousands)	2,812	2.0		7.8
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

58	January - March 2021

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Financial information by segment

Other Europe
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	192	5.7	5.6	43.0	44.9
Net fee income	138	83.3	84.2	77.2	83.3
Gains (losses) on financial transactions (1)	96	—	—	—	—
Other operating income	43	7.2	8.3	(24.1)	(24.7)
Total income	469	62.1	62.3	126.3	132.6
Administrative expenses and amortizations	(249)	4.4	4.9	12.0	14.0
Net operating income	221	328.4	323.2	—	—
Net loan-loss provisions	(26)	(73.5)	(73.5)	14.4	16.3
Other gains (losses) and provisions	(6)	(54.9)	(51.5)	27.6	16.1
Profit before tax	189	—	—	—	—
Tax on profit	(84)	—	—	—	—
Profit from continuing operations	106	—	—	—	—
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	106	—	—	—	—
Non-controlling interests	3	112.1	127.4	624.0	—
Underlying attributable profit to the parent	108	—	—	—	—

Balance sheet
Loans and advances to customers	62,584	17.0	16.1	2.2	3.5
Cash, central banks and credit institutions	42,706	14.7	14.0	(19.2)	(18.7)
Debt instruments	25,224	12.0	12.0	39.4	39.4
Other financial assets	42,068	(0.9)	(1.0)	(24.9)	(24.8)
Other asset accounts	4,296	74.5	70.6	31.6	35.6
Total assets	176,877	11.8	11.3	(7.6)	(7.0)
Customer deposits	29,774	22.5	22.0	39.2	40.2
Central banks and credit institutions	97,914	14.5	13.8	(10.0)	(9.2)
Marketable debt securities	3,431	45.8	45.8	—	—
Other financial liabilities	38,921	(6.7)	(6.8)	(32.7)	(32.7)
Other liabilities accounts	1,641	458.5	456.3	591.3	594.3
Total liabilities	171,682	11.3	10.8	(8.7)	(8.2)
Total equity	5,195	31.7	30.1	55.4	59.2

Memorandum items:
Gross loans and advances to customers (2)	48,173	9.9	8.9	3.2	4.9
Customer funds	32,460	5.4	5.1	26.8	27.6
Customer deposits (3)	22,935	1.8	1.4	11.7	12.5
Mutual funds	9,526	15.3	15.3	88.0	88.0

Resources
Number of employees	3,587	14.8		28.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2021	59

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Financial information by segment

NORTH AMERICA					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	2,005	(2.5)	(1.8)	(11.3)	(2.3)
Net fee income	451	12.3	12.8	(2.8)	7.2
Gains (losses) on financial transactions (1)	98	740.3	662.6	44.2	58.8
Other operating income	215	(6.9)	(4.4)	45.0	57.7
Total income	2,768	2.6	3.3	(5.9)	3.7
Administrative expenses and amortizations	(1,149)	(5.5)	(4.7)	(6.6)	2.8
Net operating income	1,620	9.2	9.9	(5.3)	4.3
Net loan-loss provisions	(393)	(49.1)	(49.3)	(68.4)	(65.3)
Other gains (losses) and provisions	(20)	(64.8)	(63.9)	43.2	58.5
Profit before tax	1,207	84.4	87.7	167.2	196.9
Tax on profit	(297)	91.9	94.9	159.9	189.0
Profit from continuing operations	910	82.1	85.5	169.6	199.5
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	910	82.1	85.5	169.6	199.5
Non-controlling interests	(137)	65.0	68.9	145.4	170.1
Underlying attributable profit to the parent	773	85.5	88.8	174.4	205.4

Balance sheet
Loans and advances to customers	122,702	1.8	(2.0)	(9.4)	(6.6)
Cash, central banks and credit institutions	31,414	9.6	6.0	(5.5)	(5.2)
Debt instruments	38,692	0.8	(2.0)	27.8	26.8
Other financial assets	12,075	(21.8)	(23.8)	(33.7)	(35.5)
Other asset accounts	21,733	4.9	0.8	(6.5)	(2.1)
Total assets	226,617	1.3	(2.2)	(5.7)	(3.9)
Customer deposits	120,090	16.7	12.6	2.0	4.2
Central banks and credit institutions	22,942	(39.7)	(41.6)	(25.9)	(25.8)
Marketable debt securities	38,189	4.4	0.4	(9.1)	(4.9)
Other financial liabilities	13,762	(15.0)	(17.1)	(29.7)	(31.9)
Other liabilities accounts	5,881	(2.5)	(5.6)	(11.8)	(11.0)
Total liabilities	200,863	0.6	(2.9)	(7.4)	(5.8)
Total equity	25,754	7.0	3.2	10.0	13.4

Memorandum items:
Gross loans and advances to customers (2)	122,862	1.8	(2.0)	(6.9)	(4.0)
Customer funds	127,263	8.3	4.5	6.1	7.9
Customer deposits (3)	104,581	8.6	4.7	3.1	5.5
Mutual funds	22,683	6.8	3.5	22.0	20.5

Ratios (%), operating means and customers
Underlying RoTE	14.31	6.55		8.97
Efficiency ratio	41.5	(3.5)		(0.3)
NPL ratio	2.39	0.16		0.37
NPL coverage	153.4	(29.1)		(16.7)
Number of employees	39,727	2.6		5.5
Number of branches	1,947	(0.6)		(4.9)
Number of loyal customers (thousands)	4,032	2.3		11.1
Number of digital customers (thousands)	6,308	3.0		13.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

60	January - March 2021

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Financial information by segment

United States					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	1,337	(0.8)	0.2	(8.6)	(0.1)
Net fee income	241	16.6	17.5	(3.6)	5.4
Gains (losses) on financial transactions (1)	70	611.7	548.8	50.5	64.4
Other operating income	254	7.2	10.1	48.9	62.7
Total income	1,902	5.6	6.8	(1.4)	7.7
Administrative expenses and amortizations	(748)	(3.1)	(1.9)	(7.5)	1.0
Net operating income	1,154	12.1	13.3	3.0	12.6
Net loan-loss provisions	(165)	(70.5)	(70.7)	(83.0)	(81.4)
Other gains (losses) and provisions	(15)	(61.0)	(59.6)	133.3	154.9
Profit before tax	974	126.2	132.5	589.7	653.6
Tax on profit	(235)	132.6	138.3	454.0	505.3
Profit from continuing operations	739	124.2	130.7	647.9	717.2
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	739	124.2	130.7	647.9	717.2
Non-controlling interests	(122)	76.7	81.6	218.1	247.5
Underlying attributable profit to the parent	616	136.8	143.8	922.3	1,016.9

Balance sheet
Loans and advances to customers	91,777	0.9	(3.5)	(12.2)	(5.9)
Cash, central banks and credit institutions	21,214	27.7	22.2	7.3	15.0
Debt instruments	15,154	7.6	3.0	(5.0)	1.8
Other financial assets	3,584	(18.2)	(21.7)	(50.6)	(47.0)
Other asset accounts	17,861	5.0	0.5	(10.2)	(3.8)
Total assets	149,590	4.6	0.0	(10.7)	(4.3)
Customer deposits	83,633	24.0	18.6	(0.1)	7.1
Central banks and credit institutions	8,583	(59.1)	(60.9)	(52.6)	(49.2)
Marketable debt securities	31,541	6.1	1.5	(12.6)	(6.3)
Other financial liabilities	3,681	(15.0)	(18.6)	(50.3)	(46.7)
Other liabilities accounts	3,475	3.1	(1.3)	(18.3)	(12.5)
Total liabilities	130,913	4.0	(0.5)	(12.5)	(6.2)
Total equity	18,677	8.6	3.9	4.5	12.0

Memorandum items:
Gross loans and advances to customers (2)	91,408	1.0	(3.3)	(9.6)	(3.1)
Customer funds	85,512	11.1	6.3	4.1	11.5
Customer deposits (3)	74,107	11.6	6.8	1.7	9.0
Mutual funds	11,405	7.7	3.1	23.0	31.8

Ratios (%), operating means and customers
Underlying RoTE	15.56	9.01		14.01
Efficiency ratio	39.3	(3.5)		(2.6)
NPL ratio	2.11	0.07		0.11
NPL coverage	183.2	(27.2)		1.7
Number of employees	15,991	(0.8)		(7.4)
Number of branches	571	(2.4)		(7.8)
Number of loyal customers (thousands)	380	9.7		16.0
Number of digital customers (thousands)	1,044	3.2		2.4
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2021	61

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Financial information by segment

Mexico					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	667	(5.6)	(5.6)	(16.4)	(6.4)
Net fee income	204	8.7	8.7	(3.4)	8.2
Gains (losses) on financial transactions (1)	28	—	—	29.4	44.8
Other operating income	(34)	487.5	477.3	43.4	60.5
Total income	865	(2.9)	(2.9)	(14.1)	(3.9)
Administrative expenses and amortizations	(373)	(11.6)	(11.5)	(10.2)	0.6
Net operating income	492	4.9	4.9	(16.9)	(7.0)
Net loan-loss provisions	(228)	7.6	7.5	(16.7)	(6.7)
Other gains (losses) and provisions	(5)	(73.1)	(73.0)	(31.9)	(23.8)
Profit before tax	259	8.9	8.8	(16.7)	(6.7)
Tax on profit	(63)	18.1	18.0	(15.0)	(4.8)
Profit from continuing operations	196	6.3	6.2	(17.2)	(7.3)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	196	6.3	6.2	(17.2)	(7.3)
Non-controlling interests	(14)	6.2	6.2	(16.7)	(6.8)
Underlying attributable profit to the parent	182	6.3	6.2	(17.3)	(7.4)

Balance sheet
Loans and advances to customers	30,910	4.6	2.6	0.0	(8.4)
Cash, central banks and credit institutions	9,980	(15.8)	(17.4)	(25.6)	(31.8)
Debt instruments	23,538	(3.2)	(5.0)	64.6	50.8
Other financial assets	8,490	(22.7)	(24.1)	(22.1)	(28.6)
Other asset accounts	3,617	2.7	0.7	10.1	0.8
Total assets	76,535	(4.6)	(6.4)	5.1	(3.7)
Customer deposits	36,445	2.8	0.9	7.0	(2.0)
Central banks and credit institutions	14,354	(15.5)	(17.0)	11.7	2.3
Marketable debt securities	6,648	(2.9)	(4.7)	12.0	2.6
Other financial liabilities	10,054	(15.0)	(16.6)	(17.3)	(24.2)
Other liabilities accounts	2,389	(9.1)	(10.8)	(0.4)	(8.8)
Total liabilities	69,890	(5.2)	(7.0)	3.7	(5.0)
Total equity	6,645	2.2	0.3	23.3	13.0

Memorandum items:
Gross loans and advances to customers (2)	31,437	4.1	2.2	2.2	(6.4)
Customer funds	41,740	2.9	1.0	10.3	1.1
Customer deposits (3)	30,462	1.8	(0.1)	6.9	(2.1)
Mutual funds	11,278	5.9	4.0	20.9	10.8

Ratios (%), operating means and customers
Underlying RoTE	12.73	0.44		(3.14)
Efficiency ratio	43.1	(4.2)		1.9
NPL ratio	3.21	0.40		1.14
NPL coverage	95.6	(25.3)		(38.3)
Number of employees	23,280	4.6		15.7
Number of branches	1,376	0.2		(3.7)
Number of loyal customers (thousands)	3,651	1.6		10.6
Number of digital customers (thousands)	5,110	2.2		14.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

62	January - March 2021

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Financial information by segment

Other North America
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	—	(81.1)	(81.1)	—	—
Net fee income	7	(15.0)	(15.0)	75.2	75.2
Gains (losses) on financial transactions (1)	—	—	—	—	—
Other operating income	(5)	—	—	—	—
Total income	2	(72.7)	(72.7)	(60.8)	(60.8)
Administrative expenses and amortizations	(28)	29.8	29.8	384.2	384.2
Net operating income	(26)	86.1	86.1	—	—
Net loan-loss provisions	—	(87.2)	(87.2)	61.8	61.8
Other gains (losses) and provisions	—	—	—	225.5	225.5
Profit before tax	(26)	85.4	85.4	—	—
Tax on profit	1	—	—	(60.2)	(60.2)
Profit from continuing operations	(25)	73.3	73.3	—	—
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(25)	73.3	73.3	—	—
Non-controlling interests	—	448.8	448.8	190.3	190.3
Underlying attributable profit to the parent	(25)	72.4	72.4	—	—

Balance sheet
Loans and advances to customers	16	7.5	7.5	88.2	88.2
Cash, central banks and credit institutions	220	11.4	11.4	224.6	224.6
Debt instruments	—	(100.0)	(100.0)	(100.0)	(100.0)
Other financial assets	1	(98.3)	(98.3)	(98.1)	(98.1)
Other asset accounts	255	32.5	32.5	345.1	345.1
Total assets	492	1.5	1.5	140.0	140.0
Customer deposits	12	(31.8)	(31.8)	(1.3)	(1.3)
Central banks and credit institutions	4	(91.1)	(91.1)	(33.1)	(33.1)
Marketable debt securities	—	—	—	—	—
Other financial liabilities	27	20.9	20.9	14.6	14.6
Other liabilities accounts	17	(46.1)	(46.1)	(6.8)	(6.8)
Total liabilities	61	(50.3)	(50.3)	(0.2)	(0.2)
Total equity	432	19.0	19.0	199.0	199.0

Memorandum items:
Gross loans and advances to customers (2)	17	11.3	11.3	100.7	100.7
Customer funds	12	(31.8)	(31.8)	(1.3)	(1.3)
Customer deposits (3)	12	(31.8)	(31.8)	(1.3)	(1.3)
Mutual funds	—	—	—	—	—

Resources
Number of employees	456	36.1		82.4
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2021	63

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Financial information by segment

SOUTH AMERICA					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	2,575	0.3	(1.6)	(16.0)	8.0
Net fee income	842	(4.9)	(5.3)	(21.8)	2.4
Gains (losses) on financial transactions (1)	205	30.0	27.8	202.7	280.6
Other operating income	(83)	(5.1)	(9.3)	99.8	183.3
Total income	3,539	0.5	(1.0)	(15.1)	9.5
Administrative expenses and amortizations	(1,219)	(8.7)	(10.7)	(18.3)	4.9
Net operating income	2,320	6.1	5.1	(13.3)	12.1
Net loan-loss provisions	(683)	(2.7)	(6.5)	(48.4)	(33.2)
Other gains (losses) and provisions	(132)	143.6	116.2	(6.5)	27.6
Profit before tax	1,505	5.2	6.2	24.3	59.4
Tax on profit	(599)	20.9	24.1	44.6	91.1
Profit from continuing operations	905	(3.2)	(3.1)	13.7	43.6
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	905	(3.2)	(3.1)	13.7	43.6
Non-controlling interests	(132)	(6.4)	(6.0)	37.2	59.8
Underlying attributable profit to the parent	773	(2.6)	(2.5)	10.5	41.2

Balance sheet
Loans and advances to customers	115,576	1.6	2.9	2.4	9.5
Cash, central banks and credit institutions	44,049	2.1	4.9	(4.1)	6.7
Debt instruments	48,061	(2.5)	—	7.5	23.3
Other financial assets	14,402	(17.0)	(17.3)	(25.5)	(27.6)
Other asset accounts	15,013	(1.2)	1.1	(12.7)	(3.3)
Total assets	237,102	(0.7)	1.0	(1.2)	7.2
Customer deposits	111,592	(0.2)	1.7	4.8	15.1
Central banks and credit institutions	45,621	8.5	10.3	0.2	10.0
Marketable debt securities	20,974	(1.4)	(0.7)	(22.2)	(18.6)
Other financial liabilities	31,519	(11.1)	(9.7)	(6.0)	(1.9)
Other liabilities accounts	7,520	(9.8)	(7.5)	(12.0)	(0.9)
Total liabilities	217,226	(0.8)	0.9	(1.7)	6.6
Total equity	19,876	0.2	2.1	4.5	14.4

Memorandum items:
Gross loans and advances to customers (2)	120,478	1.4	2.7	2.4	9.7
Customer funds	150,343	(1.9)	0.1	1.5	12.1
Customer deposits (3)	103,135	(0.2)	1.6	7.5	17.4
Mutual funds	47,208	(5.4)	(3.0)	(9.5)	1.9

Ratios (%), operating means and customers
Underlying RoTE	19.33	(0.60)		3.42
Efficiency ratio	34.4	(3.5)		(1.3)
NPL ratio	4.30	(0.09)		(0.33)
NPL coverage	98.4	1.0		5.5
Number of employees	65,692	0.2		(4.6)
Number of branches	4,441	0.2		(1.8)
Number of loyal customers (thousands)	9,052	5.1		16.7
Number of digital customers (thousands)	21,623	6.4		21.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

64	January - March 2021

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Financial information by segment

Brazil					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	1,780	(0.3)	2.6	(21.6)	5.8
Net fee income	632	(6.6)	(3.6)	(27.3)	(1.9)
Gains (losses) on financial transactions (1)	127	11.4	15.2	818.9	—
Other operating income	(18)	(43.2)	(36.8)	8.7	46.7
Total income	2,521	(0.9)	2.0	(19.6)	8.4
Administrative expenses and amortizations	(723)	(19.4)	(16.3)	(28.0)	(2.9)
Net operating income	1,799	9.2	11.8	(15.7)	13.8
Net loan-loss provisions	(549)	1.7	0.9	(48.5)	(30.6)
Other gains (losses) and provisions	(96)	164.1	150.8	(24.4)	2.0
Profit before tax	1,154	7.7	12.4	22.8	65.7
Tax on profit	(530)	21.5	26.4	43.8	94.1
Profit from continuing operations	624	(1.8)	2.8	9.3	47.4
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	624	(1.8)	2.8	9.3	47.4
Non-controlling interests	(63)	(7.3)	(2.5)	14.6	54.6
Underlying attributable profit to the parent	562	(1.1)	3.4	8.7	46.7

Balance sheet
Loans and advances to customers	63,935	(0.1)	3.9	(2.6)	13.2
Cash, central banks and credit institutions	31,083	(1.2)	2.7	3.4	20.2
Debt instruments	36,145	(4.0)	(0.2)	(4.7)	10.8
Other financial assets	6,059	(11.9)	(8.4)	3.0	19.7
Other asset accounts	10,254	(3.3)	0.6	(17.4)	(3.9)
Total assets	147,476	(2.1)	1.9	(3.0)	12.9
Customer deposits	66,801	(4.7)	(0.9)	3.4	20.3
Central banks and credit institutions	30,212	14.7	19.3	(7.9)	7.1
Marketable debt securities	11,514	(3.3)	0.6	(29.3)	(17.7)
Other financial liabilities	21,740	(7.6)	(3.9)	13.7	32.2
Other liabilities accounts	5,049	(18.0)	(14.7)	(24.1)	(11.8)
Total liabilities	135,316	(2.0)	2.0	(3.0)	12.8
Total equity	12,160	(3.1)	0.8	(2.8)	13.0

Memorandum items:
Gross loans and advances to customers (2)	67,170	(0.4)	3.6	(2.7)	13.1
Customer funds	94,340	(6.0)	(2.2)	(3.9)	11.7
Customer deposits (3)	58,397	(5.2)	(1.4)	7.7	25.2
Mutual funds	35,944	(7.2)	(3.5)	(18.3)	(4.9)

Ratios (%), operating means and customers
Underlying RoTE	21.43	0.04		4.97
Efficiency ratio	28.7	(6.6)		(3.3)
NPL ratio	4.42	(0.17)		(0.52)
NPL coverage	116.5	3.4		8.5
Number of employees	43,384	0.3		(5.3)
Number of branches	3,591	0.6		(0.7)
Number of loyal customers (thousands)	6,582	3.1		16.0
Number of digital customers (thousands)	16,604	6.7		20.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2021	65

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Financial information by segment

Chile					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	497	0.6	(3.1)	11.0	9.3
Net fee income	95	0.4	(3.2)	2.7	1.1
Gains (losses) on financial transactions (1)	32	77.7	69.7	141.9	138.1
Other operating income	(10)	(20.0)	(22.8)	795.8	781.9
Total income	614	3.3	(0.5)	11.2	9.5
Administrative expenses and amortizations	(236)	7.5	3.5	2.3	0.7
Net operating income	378	0.9	(2.8)	17.5	15.7
Net loan-loss provisions	(100)	6.2	1.9	(38.5)	(39.5)
Other gains (losses) and provisions	(1)	—	—	—	—
Profit before tax	277	(2.8)	(6.3)	73.3	70.7
Tax on profit	(55)	13.5	9.4	157.9	153.9
Profit from continuing operations	222	(6.2)	(9.5)	60.3	57.8
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	222	(6.2)	(9.5)	60.3	57.8
Non-controlling interests	(69)	(5.4)	(8.7)	67.7	65.1
Underlying attributable profit to the parent	153	(6.5)	(9.8)	57.1	54.7

Balance sheet
Loans and advances to customers	40,760	3.5	0.1	11.5	0.7
Cash, central banks and credit institutions	6,265	7.3	3.9	(32.8)	(39.3)
Debt instruments	8,867	6.0	2.6	130.3	107.9
Other financial assets	8,158	(20.2)	(22.8)	(38.1)	(44.1)
Other asset accounts	3,105	0.9	(2.3)	(9.5)	(18.3)
Total assets	67,154	0.4	(2.8)	1.3	(8.6)
Customer deposits	30,435	7.3	3.8	11.9	1.0
Central banks and credit institutions	11,374	(2.0)	(5.2)	23.4	11.4
Marketable debt securities	9,280	0.4	(2.9)	(11.4)	(20.0)
Other financial liabilities	8,981	(19.5)	(22.2)	(34.3)	(40.7)
Other liabilities accounts	1,799	18.4	14.6	49.7	35.1
Total liabilities	61,869	(0.1)	(3.3)	0.2	(9.6)
Total equity	5,285	6.2	2.7	15.9	4.6

Memorandum items:
Gross loans and advances to customers (2)	42,049	3.6	0.2	12.0	1.1
Customer funds	39,626	4.6	1.2	16.8	5.4
Customer deposits (3)	30,383	7.2	3.8	12.4	1.4
Mutual funds	9,243	(3.1)	(6.3)	34.0	20.9

Ratios (%), operating means and customers
Underlying RoTE	17.22	(2.41)		5.41
Efficiency ratio	38.4	1.5		(3.3)
NPL ratio	4.74	(0.05)		0.11
NPL coverage	63.4	2.0		6.2
Number of employees	10,769	(0.6)		(5.8)
Number of branches	335	(3.2)		(8.5)
Number of loyal customers (thousands)	780	2.1		14.7
Number of digital customers (thousands)	1,723	11.4		30.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

66	January - March 2021

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Financial information by segment

Argentina					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	204	6.5	(25.6)	(15.3)	29.7
Net fee income	74	3.7	(21.1)	(2.2)	49.7
Gains (losses) on financial transactions (1)	32	182.2	85.3	38.3	111.7
Other operating income	(47)	(0.6)	(13.1)	117.8	233.5
Total income	262	15.9	(20.6)	(17.4)	26.4
Administrative expenses and amortizations	(171)	21.0	(13.4)	(8.2)	40.5
Net operating income	92	7.5	(31.3)	(30.4)	6.6
Net loan-loss provisions	(14)	(71.3)	(79.8)	(81.4)	(71.5)
Other gains (losses) and provisions	(34)	55.1	25.9	152.9	287.2
Profit before tax	44	194.8	16.2	—	53.2
Tax on profit	2	(42.8)	459.8	—	—
Profit from continuing operations	46	150.8	20.3	32.7	103.1
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	46	150.8	20.3	32.7	103.1
Non-controlling interests	—	8.6	(29.5)	22.3	87.3
Underlying attributable profit to the parent	45	152.9	20.8	32.8	103.3

Balance sheet
Loans and advances to customers	4,310	3.8	8.7	(3.9)	47.1
Cash, central banks and credit institutions	3,647	19.6	25.3	7.4	64.5
Debt instruments	1,611	(15.1)	(11.1)	(27.6)	10.8
Other financial assets	65	9.7	14.8	(15.2)	29.9
Other asset accounts	827	(0.7)	4.0	0.3	53.6
Total assets	10,459	4.7	9.6	(5.0)	45.5
Customer deposits	7,518	4.7	9.6	(9.5)	38.6
Central banks and credit institutions	821	(2.3)	2.3	21.6	86.2
Marketable debt securities	67	230.5	246.0	(23.2)	17.6
Other financial liabilities	696	5.9	10.9	10.3	68.9
Other liabilities accounts	324	(9.9)	(5.6)	(16.4)	27.9
Total liabilities	9,426	4.1	9.0	(6.5)	43.1
Total equity	1,033	10.9	16.1	12.3	71.9

Memorandum items:
Gross loans and advances to customers (2)	4,544	3.4	8.3	(3.8)	47.3
Customer funds	9,499	8.0	13.1	(0.7)	52.0
Customer deposits (3)	7,518	4.7	9.6	(9.5)	38.6
Mutual funds	1,981	22.6	28.3	56.7	139.9

Ratios (%), operating means and customers
Underlying RoTE	20.43	1.23		2.84
Efficiency ratio	65.0	2.7		6.5
NPL ratio	2.32	0.21		(1.65)
NPL coverage	232.4	(42.7)		101.2
Number of employees	9,070	(1.0)		(2.4)
Number of branches	408	0.0		(6.8)
Number of loyal customers (thousands)	1,573	16.0		21.1
Number of digital customers (thousands)	2,689	1.5		19.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - March 2021	67

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Financial information by segment

Other South America
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	93	(1.6)	0.2	(12.3)	4.1
Net fee income	41	(4.3)	(1.6)	2.4	17.9
Gains (losses) on financial transactions (1)	14	(2.2)	(0.2)	(19.7)	(6.2)
Other operating income	(7)	—	—	280.7	372.9
Total income	141	(10.1)	(8.2)	(12.9)	2.3
Administrative expenses and amortizations	(90)	15.6	17.1	24.8	44.6
Net operating income	51	(35.2)	(33.4)	(43.0)	(32.2)
Net loan-loss provisions	(20)	3.6	5.5	(1.0)	17.4
Other gains (losses) and provisions	(1)	276.5	279.6	(53.1)	(44.1)
Profit before tax	30	(49.4)	(47.8)	(55.5)	(47.0)
Tax on profit	(16)	14.6	17.6	6.1	27.4
Profit from continuing operations	14	(69.5)	(68.5)	(73.6)	(68.6)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	14	(69.5)	(68.5)	(73.6)	(68.6)
Non-controlling interests	—	267.1	282.8	234.2	234.2
Underlying attributable profit to the parent	14	(69.1)	(68.0)	(73.2)	(68.2)

Balance sheet
Loans and advances to customers	6,571	5.3	6.0	6.3	16.0
Cash, central banks and credit institutions	3,055	9.0	9.6	(3.6)	5.7
Debt instruments	1,439	3.8	4.4	108.2	123.1
Other financial assets	121	(34.9)	(34.9)	(36.5)	(33.7)
Other asset accounts	828	19.6	20.0	55.8	61.7
Total assets	12,013	6.3	6.9	11.6	21.5
Customer deposits	6,837	10.6	11.3	7.6	17.5
Central banks and credit institutions	3,214	(0.8)	(0.2)	13.3	22.8
Marketable debt securities	114	1.4	0.8	2.0	19.5
Other financial liabilities	103	2.1	2.5	(19.5)	(14.7)
Other liabilities accounts	348	16.7	17.3	14.5	24.5
Total liabilities	10,615	6.9	7.5	9.0	18.9
Total equity	1,398	1.9	2.3	35.7	45.5

Memorandum items:
Gross loans and advances to customers (2)	6,715	5.4	6.0	6.5	16.2
Customer funds	6,878	10.5	11.2	7.6	17.5
Customer deposits (3)	6,837	10.6	11.3	7.6	17.5
Mutual funds	41	6.7	7.4	8.3	17.7

Resources
Number of employees	2,469	5.7		5.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

68	January - March 2021

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Financial information by segment

DIGITAL CONSUMER BANK					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	1,056	(2)	(2.4)	(3)	(2.6)
Net fee income	188	(8)	(8.0)	(2)	(1.8)
Gains (losses) on financial transactions (1)	8	(51)	(50.4)	—	—
Other operating income	51	(11)	(12.2)	122	122.1
Total income	1,304	(4)	(4.3)	1	1.3
Administrative expenses and amortizations	(600)	1	0.1	1	1.0
Net operating income	703	(7)	(7.7)	1	1.5
Net loan-loss provisions	(166)	(19)	(20.0)	(50)	(49.7)
Other gains (losses) and provisions	(31)	—	—	—	—
Profit before tax	506	(9)	(9.8)	25	25.5
Tax on profit	(135)	1	0.2	25	25.6
Profit from continuing operations	372	(12)	(13.0)	25	25.5
Net profit from discontinued operations	—	(100)	(100.0)	—	—
Consolidated profit	372	(12)	(13.0)	25	25.5
Non-controlling interests	(80)	1	1.2	27	27.4
Underlying attributable profit to the parent	291	(16)	(16.2)	25	25.0

Balance sheet
Loans and advances to customers	112,816	—	(1.4)	1	(1.3)
Cash, central banks and credit institutions	27,524	27	25.9	28	25.7
Debt instruments	5,946	5	4.8	119	111.5
Other financial assets	39	30	29.3	(13)	(14.0)
Other asset accounts	6,381	4	2.6	25	22.6
Total assets	152,705	4	3.0	8	5.8
Customer deposits	53,324	4	3.0	9	7.3
Central banks and credit institutions	47,600	15	12.9	28	25.5
Marketable debt securities	33,696	(6)	(6.9)	(13)	(14.2)
Other financial liabilities	1,539	12	11.4	21	18.6
Other liabilities accounts	3,928	—	(0.8)	8	7.1
Total liabilities	140,087	4	3.4	8	6.2
Total equity	12,619	—	(1.1)	4	1.4

Memorandum items:
Gross loans and advances to customers (2)	115,663	—	(1.4)	1	(1.3)
Customer funds	54,103	4	3.2	10	7.8
Customer deposits (3)	53,324	4	3.0	9	7.3
Mutual funds	779	18	18.4	72	71.9

Ratios (%), operating means and customers
Underlying RoTE	11.99	(2.25)		2.36
Efficiency ratio	46.1	2.0		(0.1)
NPL ratio	2.23	0.06		0.02
NPL coverage	111.4	(1.9)		(0.1)
Number of employees	15,830	(2.1)		2.6
Number of branches	321	(9.1)		(23.2)
Number of total customers (thousands)	19,273	(2)		(7)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

CORPORATE CENTRE					Q
EUR million
Underlying income statement	Q1'21	Q4'20%		Q1'20%
Net interest income	(324)	(345)	(6.2)	(304)	6.5
Net fee income	(5)	(3)	49.6	(9)	(45.0)
Gains (losses) on financial transactions (1)	(44)	104	—	14	—
Other operating income	3	(8)	—	(5)	—
Total income	(370)	(252)	46.4	(304)	21.4
Administrative expenses and amortizations	(79)	(80)	(1.4)	(85)	(6.7)
Net operating income	(449)	(333)	34.9	(389)	15.3
Net loan-loss provisions	(154)	(4)	—	(3)	—
Other gains (losses) and provisions	(33)	(9)	268.9	(20)	60.4
Profit before tax	(635)	(345)	83.9	(413)	53.9
Tax on profit	108	(44)	—	(524)	—
Profit from continuing operations	(527)	(389)	35.4	(937)	(43.8)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(527)	(389)	35.4	(937)	(43.8)
Non-controlling interests	—	—	(8.7)	(94)	—
Underlying attributable profit to the parent	(527)	(389)	35.4	(1,031)	(48.9)

Balance sheet
Loans and advances to customers	6,632	5,044	31.5	5,989	10.7
Cash, central banks and credit institutions	89,695	61,173	46.6	46,314	93.7
Debt instruments	1,450	1,918	(24.4)	1,292	12.2
Other financial assets	2,005	1,645	21.9	3,745	(46.5)
Other asset accounts	119,024	112,807	5.5	131,526	(9.5)
Total assets	218,806	182,587	19.8	188,866	15.9
Customer deposits	974	825	18.0	740	31.6
Central banks and credit institutions	62,440	38,554	62.0	27,484	127.2
Marketable debt securities	64,354	57,240	12.4	56,906	13.1
Other financial liabilities	1,085	493	120.1	803	35.1
Other liabilities accounts	8,106	9,443	(14.2)	8,917	(9.1)
Total liabilities	136,959	106,556	28.5	94,849	44.4
Total equity	81,847	76,031	7.6	94,017	(12.9)

Memorandum items:
Gross loans and advances to customers (2)	6,972	5,224	33.5	6,135	13.6
Customer funds	992	837	18.5	751	32.1
Customer deposits (3)	974	825	18.0	740	31.6
Mutual funds	18	12	49.6	11	66.5

Resources
Number of employees	1,737	1,692	2.7	1,697	2.4
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

RETAIL BANKING					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	7,472	(0.4)	(1.2)	(6.7)	4.3
Net fee income	1,709	1.4	1.2	(17.0)	(6.3)
Gains (losses) on financial transactions (1)	246	(3.4)	2.1	147.6	109.8
Other operating income	109	—	—	—	442.9
Total income	9,536	2.0	1.5	(6.2)	4.5
Administrative expenses and amortizations	(4,157)	(2.9)	(3.8)	(10.2)	(1.8)
Net operating income	5,378	6.1	6.0	(2.9)	9.9
Net loan-loss provisions	(1,783)	(26.1)	(27.4)	(54.2)	(48.6)
Other gains (losses) and provisions	(405)	(0.8)	(3.5)	18.2	35.1
Profit before tax	3,190	42.0	45.2	144.3	183.6
Tax on profit	(1,047)	60.6	66.6	142.0	191.2
Profit from continuing operations	2,143	34.4	36.7	145.4	180.1
Net profit from discontinued operations	—	—	(100.0)	—	—
Consolidated profit	2,143	34.4	36.7	145.4	180.1
Non-controlling interests	(307)	8.9	10.1	70.2	81.3
Underlying attributable profit to the parent	1,836	39.9	42.4	165.0	208.1
(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	720	(5.8)	(7.0)	6.4	19.0
Net fee income	466	24.1	23.0	15.9	27.9
Gains (losses) on financial transactions (1)	412	568.2	428.7	163.2	244.2
Other operating income	57	12.3	12.7	(5.9)	(6.6)
Total income	1,655	32.1	29.1	27.6	43.9
Administrative expenses and amortizations	(526)	0.5	(0.1)	(0.4)	7.7
Net operating income	1,130	54.8	49.4	46.9	70.6
Net loan-loss provisions	(47)	(74.8)	(74.4)	700.9	778.6
Other gains (losses) and provisions	(25)	(65.8)	(63.3)	66.0	79.4
Profit before tax	1,058	124.0	109.1	41.4	64.5
Tax on profit	(318)	138.3	121.4	44.9	70.8
Profit from continuing operations	740	118.4	104.2	40.0	62.0
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	740	118.4	104.2	40.0	62.0
Non-controlling interests	(36)	56.5	50.9	6.0	28.1
Underlying attributable profit to the parent	704	122.9	107.9	42.3	64.2
(1) Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	88	(11.8)	(12.5)	(19.1)	(11.3)
Net fee income	297	0.3	0.3	(3.8)	2.5
Gains (losses) on financial transactions (1)	36	(15.2)	(15.8)	80.8	108.2
Other operating income	81	(24.1)	(24.1)	(28.4)	(22.6)
Total income	502	(7.9)	(8.1)	(8.8)	(1.7)
Administrative expenses and amortizations	(220)	2.2	2.0	(6.9)	(0.5)
Net operating income	281	(14.5)	(14.7)	(10.2)	(2.7)
Net loan-loss provisions	(5)	11.9	10.8	(11.0)	(8.4)
Other gains (losses) and provisions	(3)	—	—	341.5	271.7
Profit before tax	273	(17.6)	(17.7)	(11.0)	(3.4)
Tax on profit	(67)	(17.8)	(18.0)	(9.6)	(3.2)
Profit from continuing operations	206	(17.5)	(17.6)	(11.4)	(3.4)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	206	(17.5)	(17.6)	(11.4)	(3.4)
Non-controlling interests	(9)	(17.1)	(16.4)	(15.9)	(4.0)
Underlying attributable profit to the parent	197	(17.5)	(17.7)	(11.2)	(3.4)
(1) Includes exchange differences.

PAGONXT					Q
EUR million
		/	Q4'20	/	Q1'20
Underlying income statement	Q1'21%		% excl. FX	%	% excl. FX
Net interest income	(1)	129.1	216.2	—	—
Net fee income	81	(20.6)	(19.2)	(13.0)	9.3
Gains (losses) on financial transactions (1)	1	—	—	(61.8)	(46.3)
Other operating income	(15)	—	—	—	—
Total income	67	(33.3)	(32.2)	(33.9)	(17.6)
Administrative expenses and amortizations	(136)	(4.5)	(3.6)	41.9	62.6
Net operating income	(69)	64.8	63.8	—	—
Net loan-loss provisions	(2)	19.3	12.6	(35.4)	(13.4)
Other gains (losses) and provisions	(2)	(31.9)	(17.3)	—	—
Profit before tax	(73)	57.9	58.0	—	—
Tax on profit	1	—	—	—	—
Profit from continuing operations	(72)	31.5	31.5	—	—
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	(72)	31.5	31.5	—	—
Non-controlling interests	—	331.5	331.1	127.8	127.8
Underlying attributable profit to the parent	(72)	30.9	30.9	—	—
(1) Includes exchange differences.

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these
APMs and non-IFRS measures may differ from the calculations and by other companies with similar measures and, therefore, may not be comparable.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line net capital gains and provisions and are further detailed on page 11 of this report.
In addition, in the section "Financial information by segments", relative to the primary and secondary segments, results are presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-March 2021
	Underlying results	Adjustments	Statutory results
Net interest income	7,956	—	7,956
Net fee income	2,548	—	2,548
Gains (losses) on financial transactions (1)	651	—	651
Other operating income	235	—	235
Total income	11,390	—	11,390
Administrative expenses and amortizations	(5,118)	—	(5,118)
Net operating income	6,272	—	6,272
Net loan-loss provisions	(1,992)	—	(1,992)
Other gains (losses) and provisions	(467)	(711)	(1,178)
Profit before tax	3,813	(711)	3,102
Tax on profit	(1,324)	181	(1,143)
Profit from continuing operations	2,489	(530)	1,959
Net profit from discontinued operations	—	—	—
Consolidated profit	2,489	(530)	1,959
Non-controlling interests	(351)	—	(351)
Attributable profit to the parent	2,138	(530)	1,608
(1) Includes exchange differences.

Explanation of adjustments:
Restructuring costs for a net impact of -EUR 530 million: -EUR 293 million in the UK, -EUR 165 million in Portugal, -EUR 16 million in Digital Consumer Bank and -EUR 56 million in the Corporate Centre.

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-March 2020
	Underlying results	Adjustments	Statutory results
Net interest income	8,487	—	8,487
Net fee income	2,853	—	2,853
Gains (losses) on financial transactions (1)	292	(5)	287
Other operating income	182	—	182
Total income	11,814	(5)	11,809
Administrative expenses and amortizations	(5,577)	(12)	(5,589)
Net operating income	6,237	(17)	6,220
Net loan-loss provisions	(3,909)	(10)	(3,919)
Other gains (losses) and provisions	(372)	(38)	(410)
Profit before tax	1,956	(65)	1,891
Tax on profit	(1,260)	16	(1,244)
Profit from continuing operations	696	(49)	647
Net profit from discontinued operations	—	—	—
Consolidated profit	696	(49)	647
Non-controlling interests	(319)	3	(316)
Attributable profit to the parent	377	(46)	331
(1) Includes exchange differences.

Explanation of adjustments:
Restructuring costs for a net impact of -EUR 46 million.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank excluding non-recurring results.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Attributable profit to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from non-recurring operations.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets, excluding non-recurring results. It is an indicator that reflects the efficiency of the company's total funds in generating underlying profit.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk weighted assets.
(Return on risk weighted assets)	Average risk weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the consolidated profit (excluding non-recurring results) to the bank's risk weighted assets.
Average risk weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortisations.

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Alternative performance measures

Profitability and efficiency(1) (2) (3) (4)	Q1'21	Q4'20	Q1'20
RoE	9.80%	5.54%	1.47%
Attributable profit to the parent	8,022	4,546	1,462
Average stockholders' equity (excluding minority interests)	81,858	82,080	99,221

Underlying RoE	10.44%	6.93%	1.52%
Attributable profit to the parent	8,022	4,546	1,462
(-) Net capital gains and provisions	-530	-1,146	-46
Underlying attributable profit to the parent	8,552	5,692	1,508
Average stockholders' equity (excluding minority interests)	81,858	82,080	99,221

RoTE	12.16%	6.86%	2.04%
Attributable profit to the parent	8,022	4,546	1,462
(+) Goodwill impairment	—	—	—
Attributable profit to the parent (excluding goodwill impairment)	8,022	4,546	1,462
Average stockholders' equity (excluding minority interests)	81,858	82,080	99,221
(-) Average intangible assets	15,892	15,802	27,721
Average stockholders' equity (excl. minority interests) - intangible assets	65,965	66,278	71,500

Underlying RoTE	12.96%	8.59%	2.11%
Attributable profit to the parent	8,022	4,546	1,462
(-) Net capital gains and provisions	-530	-1,146	-46
Underlying attributable profit to the parent	8,552	5,692	1,508
Average stockholders' equity (excl. minority interests) - intangible assets	65,965	66,278	71,500

RoA	0.62%	0.38%	0.18%
Consolidated profit	9,426	5,797	2,734
Average total assets	1,526,899	1,517,201	1,536,725

Underlying RoA	0.65%	0.46%	0.18%
Consolidated profit	9,426	5,797	2,734
(-) Net capital gains and provisions	-530	-1,155	-50
Underlying consolidated profit	9,956	6,952	2,784
Average total assets	1,526,899	1,517,201	1,536,725

RoRWA	1.67%	1.03%	0.45%
Consolidated profit	9,426	5,797	2,734
Average risk weighted assets	563,776	560,342	603,069

Underlying RoRWA	1.77%	1.24%	0.46%
Consolidated profit	9,426	5,797	2,734
(-) Net capital gains and provisions	-530	-1,155	-50
Underlying consolidated profit	9,956	6,952	2,784
Average risk weighted assets	563,776	560,342	603,069

Efficiency ratio	44.9%	47.7%	47.2%
Underlying operating expenses	5,118	5,241	5,577
Operating expenses	5,118	5,344	5,589
Net capital gains and provisions impact in operating expenses	—	-103	-12
Underlying total income	11,390	10,995	11,814
Total income	11,390	10,924	11,809
Net capital gains and provisions impact in total income	—	71	5
(1) Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from December to March in Q1 and September to December in Q4).
(2) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing.
(3) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing.
(4) The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
	Q1'21			Q1'20
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	49.9	4,149	2,071	58.5	3,718	2,175
Spain	48.6	1,785	867	52.8	1,789	944
United Kingdom	58.7	1,111	652	68.1	1,007	686
Portugal	34.2	427	146	43.1	350	151
Poland	44.3	357	158	47.1	365	172
North America	41.5	2,768	1,149	41.8	2,941	1,230
US	39.3	1,902	748	41.9	1,929	809
Mexico	43.1	865	373	41.2	1,007	415
South America	34.4	3,539	1,219	35.8	4,169	1,492
Brazil	28.7	2,521	723	32.0	3,137	1,004
Chile	38.4	614	236	41.7	553	230
Argentina	65.0	262	171	58.5	318	186
Digital Consumer Bank	46.1	1,304	600	46.1	1,291	596

Underlying RoTE
	Q1'21			Q1'20
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	8.53	3,306	38,758	1.95	771	39,608
Spain	6.50	971	14,945	2.30	359	15,585
United Kingdom	9.22	1,176	12,754	1.52	209	13,758
Portugal	15.94	644	4,039	7.36	272	3,692
Poland	2.54	82	3,238	2.85	91	3,188
North America	14.31	3,093	21,610	5.35	1,127	21,085
US	15.56	2,466	15,847	1.55	241	15,594
Mexico	12.73	727	5,715	15.87	879	5,542
South America	19.33	3,093	16,003	15.91	2,800	17,593
Brazil	21.43	2,246	10,479	16.47	2,066	12,547
Chile	17.22	610	3,543	11.81	388	3,287
Argentina	20.43	181	886	17.59	136	775
Digital Consumer Bank	11.99	1,166	9,727	9.63	935	9,710

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against client defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of Credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
(1) Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired

Credit risk	Mar-21	Dec-20	Mar-20
NPL ratio	3.20%	3.21%	3.25%
Credit impaired loans and advances to customers customer guarantees and customer commitments granted	32,473	31,767	32,743
Total risk	1,014,552	989,456	1,008,275

Coverage ratio	74%	76%	71%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,034	24,272	23,361
Credit impaired loans and advances to customers customer guarantees and customer commitments granted	32,473	31,767	32,743

Cost of credit	1.08%	1.28%	1.17%
Underlying allowances for loan-loss provisions over the last 12 months	10,257	12,173	11,058
Allowances for loan-loss provisions over the last 12 months	10,257	12,431	11,068
Net capital gains and provisions impact in allowances for loan-loss provisions	—	-258	-10
Average loans and advances to customers over the last 12 months	949,230	952,358	944,853

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Alternative performance measures

NPL ratio
	Q1'21			Q1'20
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	3.26	20,451	626,457	3.37	20,654	612,840
Spain	6.18	13,512	218,663	6.88	14,724	214,072
United Kingdom	1.35	3,570	264,492	0.99	2,554	258,622
Portugal	3.84	1,570	40,937	4.56	1,776	38,956
Poland	4.82	1,527	31,701	4.29	1,387	32,368
North America	2.39	3,191	133,655	2.02	2,936	145,575
US	2.11	2,106	99,838	2.00	2,238	111,853
Mexico	3.21	1,085	33,810	2.07	698	33,713
South America	4.30	5,657	131,459	4.63	5,969	128,961
Brazil	4.42	3,283	74,342	4.93	3,809	77,202
Chile	4.74	2,113	44,547	4.63	1,839	39,707
Argentina	2.32	106	4,568	3.97	190	4,776
Digital Consumer Bank	2.23	2,585	115,965	2.21	2,548	115,261

Coverage ratio
	Q1'21			Q1'20
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	50.01	10,227	20,451	46.96	9,700	20,654
Spain	47.16	6,373	13,512	44.58	6,564	14,724
United Kingdom	40.47	1,445	3,570	39.66	1,013	2,554
Portugal	69.19	1,086	1,570	58.99	1,048	1,776
Poland	70.28	1,073	1,527	68.11	945	1,387
North America	153.42	4,896	3,191	170.14	4,996	2,936
US	183.17	3,858	2,106	181.44	4,061	2,238
Mexico	95.56	1,036	1,085	133.89	935	698
South America	98.40	5,567	5,657	92.89	5,545	5,969
Brazil	116.52	3,825	3,283	107.98	4,113	3,809
Chile	63.42	1,340	2,113	57.18	1,051	1,839
Argentina	232.37	246	106	131.20	249	190
Digital Consumer Bank	111.41	2,881	2,585	111.56	2,843	2,548

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Alternative performance measures

Cost of credit
	Q1'21			Q1'20
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.51	2,936	581,073	0.36	2,008	561,732
Spain	0.91	1,821	200,219	0.64	1,242	194,986
United Kingdom	0.21	517	251,856	0.14	346	254,715
Portugal	0.38	148	38,558	0.23	86	36,585
Poland	1.02	303	29,560	0.88	269	30,475
North America	2.34	3,064	130,792	3.02	4,097	135,636
US	2.12	2,130	100,393	3.13	3,154	100,820
Mexico	3.00	933	31,064	2.69	943	35,060
South America	2.81	3,282	116,996	3.29	4,211	127,832
Brazil	3.79	2,500	65,923	4.43	3,392	76,658
Chile	1.33	532	39,838	1.25	504	40,258
Argentina	4.55	165	3,636	5.48	238	4,333
Digital Consumer Bank	0.69	793	114,564	0.63	710	113,488

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyze the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
(1) Tangible book value = Stockholders' equity - intangible assets

Others	Mar-21	Dec-20	Mar-20
TNAV (tangible book value) per share (2)	3.84	3.79	4.03
Tangible book value	66,476	65,568	69,795
Number of shares excl. treasury stock (million) (2)	17,311	17,312	17,311

Price / Tangible book value per share (X)	0.75	0.67	0.53
Share price (euros) (2)	2.897	2.538	2.126
TNAV (tangible book value) per share (2)	3.84	3.79	4.03

Loan-to-deposit ratio	106%	108%	115%
Net loans and advances to customers	939,760	916,199	935,407
Customer deposits	882,854	849,310	815,459

	Q1'21	Q4'20	Q1'20
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	522.71	559.37	520.37
Profit after tax	206	250	213
Net fee income net of tax	317	310	307
(2) March 2020 data adjusted for the capital increase in December 2020.

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Alternative performance measures

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2021 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of March 2021 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1'21	Q1'20	Mar-21	Dec-20	Mar-20
US dollar	1.204	1.102	1.174	1.227	1.096
Pound sterling	0.873	0.861	0.852	0.898	0.886
Brazilian real	6.597	4.889	6.629	6.373	5.700
Mexican peso	24.514	21.898	23.981	24.438	26.177
Chilean peso	872.443	886.223	843.574	871.819	934.656
Argentine peso	106.777	67.819	108.004	103.159	70.546
Polish zloty	4.545	4.321	4.634	4.559	4.551

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Condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT
NOTE:    The following financial information for the first three months of 2021 and 2020 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Mar-21	Dec-20	Mar-20
Cash, cash balances at central banks and other deposits on demand	192,925	153,839	122,456
Financial assets held for trading	109,643	114,945	125,846
Non-trading financial assets mandatorily at fair value through profit or loss	4,639	4,486	4,483
Financial assets designated at fair value through profit or loss	56,650	48,717	62,659
Financial assets at fair value through other comprehensive income	113,370	120,953	110,238
Financial assets at amortized cost	981,581	958,378	981,331
Hedging derivatives	6,222	8,325	12,755
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,581	1,980	2,089
Investments	7,693	7,622	8,610
Joint ventures entities	1,552	1,492	1,266
Associated entities	6,141	6,130	7,344
Assets under insurance or reinsurance contracts	267	261	312
Tangible assets	33,386	32,735	34,912
Property, plant and equipment	32,406	31,772	33,972
For own-use	12,953	13,213	14,089
Leased out under an operating lease	19,453	18,559	19,883
Investment property	980	963	940
Of which : Leased out under an operating lease	866	793	806
Intangible assets	15,990	15,908	26,583
Goodwill	12,460	12,471	23,141
Other intangible assets	3,530	3,437	3,442
Tax assets	24,129	24,586	29,607
Current tax assets	4,846	5,340	7,516
Deferred tax assets	19,283	19,246	22,091
Other assets	10,397	11,070	13,564
Insurance contracts linked to pensions	163	174	186
Inventories	6	5	5
Other	10,228	10,891	13,373
Non-current assets held for sale	4,406	4,445	4,914
TOTAL ASSETS	1,562,879	1,508,250	1,540,359

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Condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Mar-21	Dec-20	Mar-20
Financial liabilities held for trading	71,293	81,167	100,082
Financial liabilities designated at fair value through profit or loss	69,977	48,038	67,337
Financial liabilities at amortized cost	1,290,475	1,248,188	1,224,749
Hedging derivatives	6,639	6,869	6,673
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	395	286	264
Liabilities under insurance or reinsurance contracts	1,102	910	2,280
Provisions	10,881	10,852	12,335
Pensions and other post-retirement obligations	3,779	3,976	5,507
Other long term employee benefits	1,590	1,751	1,273
Taxes and other legal contingencies	2,077	2,200	2,519
Contingent liabilities and commitments	630	700	668
Other provisions	2,805	2,225	2,368
Tax liabilities	8,035	8,282	9,405
Current tax liabilities	2,111	2,349	2,588
Deferred tax liabilities	5,924	5,933	6,817
Other liabilities	11,396	12,336	11,121
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,470,193	1,416,928	1,434,246

EQUITY
Shareholders' equity	115,620	114,620	124,139
Capital	8,670	8,670	8,309
Called up paid capital	8,670	8,670	8,309
Unpaid capital which has been called up	—	—	—
Share premium	47,979	52,013	52,446
Equity instruments issued other than capital	635	627	604
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	635	627	604
Other equity	158	163	171
Accumulated retained earnings	60,293	65,583	67,594
Revaluation reserves	—	—	—
Other reserves	(3,642)	(3,596)	(3,580)
(-) Own shares	(81)	(69)	(74)
Profit attributable to shareholders of the parent	1,608	(8,771)	331
(-) Interim dividends	—	—	(1,662)
Other comprehensive income (loss)	(33,154)	(33,144)	(27,761)
Items not reclassified to profit or loss	(5,354)	(5,328)	(3,484)
Items that may be reclassified to profit or loss	(27,800)	(27,816)	(24,277)
Non-controlling interest	10,220	9,846	9,735
Other comprehensive income	(1,820)	(1,800)	(1,696)
Other items	12,040	11,646	11,431
TOTAL EQUITY	92,686	91,322	106,113
TOTAL LIABILITIES AND EQUITY	1,562,879	1,508,250	1,540,359

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	242,898	241,230	217,767
Financial guarantees granted	12,231	12,377	12,810
Other commitments granted	74,867	64,538	73,128

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Condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	Q1'21	Q1'20
Interest income	10,753	13,208
Financial assets at fair value with changes in other comprehensive income	651	1,145
Financial assets at amortized cost	9,407	11,402
Other interest income	695	661
Interest expense	(2,797)	(4,721)
Interest income/ (charges)	7,956	8,487
Dividend income	65	57
Income from companies accounted for using the equity method	76	98
Commission income	3,306	3,765
Commission expense	(758)	(912)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	284	312
Financial assets at amortized cost	32	(23)
Other financial assets and liabilities	252	335
Gain or losses on financial assets and liabilities held for trading, net	1,228	3,975
Reclassification of financial assets from fair value with changes in other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains or (-) losses	1,228	3,975
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	(3)	(41)
Reclassification of financial assets from fair value with changes in other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains or (-) losses	(3)	(41)
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	398	(55)
Gain or losses from hedge accounting, net	2	138
Exchange differences, net	(1,258)	(4,042)
Other operating income	558	435
Other operating expenses	(494)	(451)
Income from assets under insurance and reinsurance contracts	403	452
Expenses from liabilities under insurance and reinsurance contracts	(373)	(409)
Total income	11,390	11,809
Administrative expenses	(4,435)	(4,860)
Staff costs	(2,688)	(2,899)
Other general and administrative expenses	(1,747)	(1,961)
Depreciation and amortization	(683)	(729)
Provisions or reversal of provisions, net	(959)	(374)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains or losses on modification	(2,056)	(3,934)
Financial assets at fair value through other comprehensive income	(29)	(1)
Financial assets at amortized cost	(2,027)	(3,933)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(138)	(14)
Tangible assets	(133)	(3)
Intangible assets	(4)	(8)
Others	(1)	(3)
Gain or losses on non financial assets and investments, net	1	18
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(18)	(25)
Operating profit/(loss) before tax	3,102	1,891
Tax expense or income from continuing operations	(1,143)	(1,244)
Profit for the period from continuing operations	1,959	647
Profit or loss after tax from discontinued operations	—	—
Profit for the period	1,959	647
Profit attributable to non-controlling interests	351	316
Profit attributable to the parent	1,608	331

Earnings per share
Basic	0.08	0.01
Diluted	0.08	0.01

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Glossary

GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APM: Alternative Performance Measures
•bps: basis points
•CBILS: Coronavirus Business Interruption Loan Scheme
•CDI: CREST Depository Interest
•CET1: Core equity tier 1
•CJEU: Court of Justice of the European Union
•CLBILS: Coronavirus Large Business Interruption Loan Scheme
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Covid-19: Corona Virus Disease 19
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•EBA: European Banking Authority
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•FCA: Financial Conduct Authority (UK)
•Fed: Federal Reserve
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•GPTW: Great Place to Work
•ICO: Insitituto de Crédito Oficial (Official Credit Institution)
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IFRS 16: International Financial Reporting Standard 16, regarding leases
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.
•LCR: Liquidity Coverage Ratio

•NPLs: Non-performing loans
•NPS: Net Promoter Score
•P/E ratio: Price / earnings per share ratio
•PBT: Profit before tax
•POS: Point of Sale
•pp: percentage points
•PPI: Payment protection insurance
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SGP: Santander Global Platform
•SH USA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SPF: Simple, Personal and Fair
•SREP: Supervisory Review and Evaluation Process
•SSM: Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries
•T1: Tier 1
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•TRIM: Targeted review of internal models
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance

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Important Information

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
This report contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 26 February 2021, as well as the section “Alternative performance measures” of the annex to this Banco Santander, S.A. (“Santander”) Q1 2021 Financial Report, published as Inside Information on 28 April 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Forward-looking statements
Banco Santander, S.A. (“Santander”) advises that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this report, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this report, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.
Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date of this report and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.
No offer
The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be

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Important Information
undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Historical performance is not indicative of future results
Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this report should be taken as a profit forecast.
Third Party Information
In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

88	January - March 2021

Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Tel: +34 91 259 65 14 / +34 91 259 65 20
Fax: 91 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)
Tel: +34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander All. Together. Now.

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 28 April 2021	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer